As filed with the Securities and Exchange Commission on July 21, 2004
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Trinity Industries, Inc.

Transit Mix Concrete & Materials Company

Trinity Industries Leasing Company
Trinity Marine Products, Inc.
Trinity Rail Group, LLC
Thrall Trinity Freight Car, Inc.
Trinity Tank Car, Inc.
Trinity Rail Components and Repair, Inc.
(Exact name of registrant as specified in its charter)

Delaware		75-0225040
Delaware		74-2613970
Delaware		75-1640393
Delaware		75-2655349
Delaware		74-3019443
Delaware		75-2966210
Delaware		75-2966213
Delaware	3743	75-2966212
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Trinity Industries, Inc. 2525 Stemmons Freeway Dallas, Texas 75207-2401 (214) 631-4420	Michael G. Fortado, Esq. Vice President & Secretary 2525 Stemmons Freeway Dallas, Texas 75207-2401 (214) 631-4420
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

W. Scott Wallace, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

    Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the effective date of this registration statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit(1)	Offering Price(1)	Registration Fee

6 1/2% Senior Notes due 2014.	$300,000,000	100%	$300,000,000	$38,010
Guarantees of 6 1/2% Senior Notes due 2014	—	—	—	(2)

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f) of the rules and regulations under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is required with respect to the guarantees.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 21, 2004

PROSPECTUS

Offer to Exchange

6 1/2% Senior Notes due 2014

which have been registered under the Securities Act of 1933

for all outstanding 6 1/2% Senior Notes due 2014
($300,000,000 aggregate principal amount outstanding)

of

Trinity Industries, Inc.

Guaranteed by Transit Mix Concrete & Materials Company, Trinity Industries Leasing Company,

Trinity Marine Products, Inc., Trinity Rail Group, LLC, Thrall Trinity Freight Car, Inc.,
Trinity Tank Car, Inc. and Trinity Rail Components and Repair, Inc.

We are offering to exchange up to $300,000,000 aggregate principal amount of 6 1/2% Senior Notes due 2014 (which we refer to as the exchange notes) which will be registered under the Securities Act of 1933, as amended, for up to $300,000,000 aggregate principal amount of 6 1/2% Senior Notes due 2014 (which we refer to as the original notes).

The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	The exchange offer expires at 5:00 p.m., New York City time on , 2004, unless extended.

•	We will exchange all outstanding original notes that are validly tendered and not withdrawn before the exchange offer expires for an equal principal amount of exchange notes which are registered under the Securities Act.

•	You may withdraw tenders of original notes at any time before the exchange offer expires.

•	The exchange of original notes for exchange notes will generally not be a taxable event for U.S. federal income tax purposes.

•	We can amend or terminate the exchange offer.

•	The terms of the exchange notes will be substantially identical to the original notes, except that the special interest, transfer restrictions and registration rights relating to the original notes will not apply to the exchange notes.

Please refer to “Risk factors” beginning on page 16 of this prospectus for a discussion of risks you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                       , 2004.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain a copy of this information, without charge, as described in the “Where you can find more information” section. In order to obtain timely delivery, please provide us with at least five business days’ notice. To ensure the timely delivery of any requested information with regard to this exchange offer, we must receive your request for information no later than                     , 2004. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

Page

Forward-looking statements	ii
Incorporation of certain documents by reference	iii
Prospectus summary	1
Risk factors	16
The exchange offer	27
Use of proceeds	37
Capitalization	38
Selected historical consolidated financial data	39
Management’s discussion and analysis of financial condition and results of operations	42
Business	68
Management	81
Related party transactions	84
Description of certain debt	85
Description of exchange notes	90
Material U.S. federal income tax considerations	127
Plan of distribution	128
Legal matters	129
Experts	129
Where you can find more information	129
Index to financial statements	F-1
Purchase Agreement
Amendment No. 1 to Purchase Agreement
Certificate of Incorporation - Transit Mix Concrete & Materials Co.
By-Laws - Transit Mix Concrete & Materials Co.
Certificate of Incorporation - Trinity Industries Leasing Co.
By-Laws - Trinity Industries Leasing Co.
Certificate of Incorporation - Trinity Marine Products, Inc.
By-Laws - Trinity Marine Products, Inc.
Certificate of Formation - Trinity Rail Group, LLC
Limited Liability Company Agreement - Trinity Rail Group, LLC
Certificate of Incorporation - Thrall Trinity Freight Car, Inc.
By-Laws - Thrall Trinity Freight Car, Inc.
Certificate of Incorporation - Trinity Tank Car, Inc.
By-Laws - Trinity Tank Car, Inc.
Certificate of Incorporation - Trinity Rail Components & Repair, Inc.
By-Laws - Trinity Rail Components & Repair, Inc.
Specimen Common Stock Certificate
Registration Rights Agreement
Indenture
Form of 6 1/2% Senior Note due 2014
Opinion of Haynes and Boone, LLP
Directors' Retirement Plan, as Amended
Supplemental Profit Sharing and Deferred Director Fee Trust
Amendment No. 1 to Supplemental Profit Sharing and Deferred Director Fee Trust
Supplemental Retirement Plan
Deferred Plan for Director Fees, as Amended
Deferred Compensation Trust
Amended and Restated Credit Agreement
Statement of Computation of Ratio of Earnings to Fixed Charges
Listing of Subsidiaries
Consent of Ernst & Young LLP
Statement of Eligibility Under the Trust Indenture Act of 1939 on Form T-1
Form of Letter of Transmittal
Form of Notice of Guaranteed Delivery
Form of Letter to Clients
Form of Instructions from Beneficial Owner
Form of Letter to Registered Holders & Depository Trust Participants
Form of Exchange Agent Agreement

Trinity Industries, Inc. is a Delaware corporation. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, TX 75207-2401 and our telephone number at that address is (214) 631-4420. Our website is located at www.trin.net. The information on our website is not part of this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

Forward-looking statements

Some statements in this prospectus (or otherwise made by us or on our behalf from time to time in other reports, filings with the Commission, news releases, conferences, World Wide Web postings or otherwise) which are not historical facts, may be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying these forward-looking statements. We use the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “will,” “should” and similar expressions to identify these forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience of our present expectations. Factors that could cause these differences include, but are not limited to:

• market conditions and demand for our products;

• the cyclical nature of both the railcar and barge industries;

• variations in weather in areas where construction products are sold and used;

• the timing of introduction of new products;

• the timing of customer orders;

• price changes;

• changes in mix of products sold;

• the extent of utilization of manufacturing capacity;

• availability and costs of component parts, supplies and raw materials;

• competition and other competitive factors;

• changing technologies;

• steel prices;

• surcharges added to fixed pricing agreements for raw materials;

• interest rates and capital costs;

• long-term funding of our leasing warehouse facility;

• taxes;

• the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico and Romania;

• changes in import and export quotas and regulations;

• business conditions in emerging economies;

• results of litigation; and

• legal, regulatory and environmental issues.

ii

Any forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Incorporation of certain documents by reference

We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents:

• Our Annual Report on Form 10-K for the year ended December 31, 2003;

• Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

• Current Reports on Form 8-K dated February 26, 2004, February 27, 2004, March 10, 2004, March 17, 2004 and May 6, 2004.

In addition, we incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer.

Any statement contained in this prospectus or in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

As used in this prospectus, the term “prospectus” means this prospectus, including the documents incorporated by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) and a copy of any or all other contracts or documents which are referred to in this prospectus. You may request a copy of these filings at the address and telephone number set forth in the “Where you can find more information” section.

iii

Prospectus summary

This summary highlights selected information we have included or incorporated by reference in this prospectus. However, this summary may not contain all the information that may be important to you. More detailed information about the exchange offer, our business and our financial and operating data is contained elsewhere or incorporated by reference in this prospectus. We encourage you to read this prospectus in its entirety before making an investment decision.

Unless we indicate otherwise, references in this prospectus to “we,” “us,” “our” and “Trinity” are to Trinity Industries, Inc. and its subsidiaries as a consolidated entity.

Our Company

We are a diversified industrial company providing a variety of products and services for the transportation, industrial and construction sectors. We are engaged in the manufacturing and marketing of railcars, inland barges, concrete and aggregates, highway safety products, beams and girders used in highway construction, weld pipe fittings and tank containers. In addition, we lease railcars to our customers through a captive leasing business, Trinity Industries Leasing Company, or TILC. We were incorporated in 1933 and have been publicly-traded since 1958.

We are the market leader for many of our principal products. We serve our customers through manufacturing facilities located primarily in four countries, and have approximately 14,000 employees worldwide. We generated revenues of $1.4 billion and EBITDA of $106.2 million for the year ended December 31, 2003 and generated revenues of $454.9 million and EBITDA of $15.7 million for the quarter ended March 31, 2004. See footnote (c) to “Selected historical consolidated financial data.”

We serve our customers through five business groups:

Rail Group. Our Rail Group is the leading freight railcar manufacturer in North America and we believe we are one of the leading railcar manufacturers in Europe. We provide a full complement of railcars used for transporting a wide variety of liquids, gases and dry cargo. Our Rail Group consists of two primary business units: Trinity Rail Group North America and Trinity Rail GmbH, our European railcar manufacturing business. In 2001, we merged with Thrall Car Manufacturing Company, or Thrall, which has enhanced our product offerings, increased our production capacity and enabled us to leverage the best practices of both companies. Our Rail Group, prior to inter-company eliminations, generated revenues of $734.6 million for the year ended December 31, 2003 and $260.9 million for the quarter ended March 31, 2004.

Trinity Rail Group North America provides a complete array of railcar solutions for our customers. We manufacture a full line of railcars, including tank cars, hopper cars, box cars, gondolas, flat cars, auto carriers and a variety of railcar components for the North American market from our facilities in the United States and Mexico. We also have two repair and coating facilities located in Texas. We produce the widest range of railcars in the industry, which allows us to take advantage of changing industry trends and developing market opportunities. We also manufacture and sell railcar parts used in manufacturing and repairing railcars, such as auto carrier doors and accessories, discharge gates, yokes, couplers, axles and hitches. Our customers include railroads, leasing companies and shippers such as utilities, petrochemical companies, grain shippers and major industrial companies. We compete against five major railcar manufacturers in the North American market. We shipped approximately 8,300 railcars in North America, or approximately 26% of total North American shipments for the year ended December 31, 2003 and 2,800 railcars, or approximately 28% of total North American shipments for the quarter ended March 31, 2004. Our North American order backlog as of March 31, 2004 was approximately 17,200 railcars, or approximately 41% of the total North American backlog as estimated by the Railway Supply Institute, Inc.

We believe Trinity Rail GmbH is one of the leading railcar manufacturers in Europe with operations primarily located in Romania. We entered the European railcar manufacturing business in 1999 with our acquisition of a large government-owned Romanian railcar manufacturer. Immediately after the acquisition, we initiated a multi-step program designed to substantially upgrade and improve the infrastructure of the facility, including the installation of state-of-the-art railcar manufacturing tooling and equipment and the transfer of our best practices. Thrall also had European facilities, which we consolidated with ours following the merger and enhanced through the transferring of best practices from the combined companies. Trinity Rail GmbH shipped approximately 2,100 railcars for the year ended December 31, 2003 and approximately 800 railcars for the quarter ended March 31, 2004. In the European market, there is no formal collection of information pertaining to railcar shipments. However, we believe our current European market share is approximately 30-35%. Our European backlog as of March 31, 2004 was approximately 2,000 railcars.

Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a premier provider of railcar leasing and management services and is an important strategic resource that uniquely links our Rail Group with our customers and provides us with revenue and cash flow diversification. Trinity Rail Group North America and TILC coordinate sales and marketing activities under the trade name Trinity Rail thereby providing a single point of contact for railroads and shippers seeking solutions to their rail equipment and services needs. We lease specialized types of railcars, including both tank cars and freight cars. Our railcars are leased to industrial companies in the petroleum, chemical, agricultural, energy and other industries that supply their own railcars to the railroads. Substantially all of our owned railcars are purchased from and manufactured by our Rail Group at prices comparable to the prices for railcars sold by our Rail Group to third parties.

In addition, we manage railcar fleets on behalf of independent third parties. We believe our railcar fleet management services complement our leasing business by generating stable fee income, strengthening customer relationships and enhancing the view of Trinity as a leading provider of railcar products and services. In addition, the leasing business provides a strong product marketing platform for our new products. As of March 31, 2004, we owned or leased approximately 19,100 railcars that were 98.3% utilized. Additionally, we manage approximately 66,000 railcars on behalf of independent third parties. Our Railcar Leasing and Management Services Group generated revenues of $153.8 million for the year ended December 31, 2003 and $35.1 million for the quarter ended March 31, 2004.

Construction Products Group. Our Construction Products Group manufactures concrete and aggregates, highway safety products, beams and girders used in railway and highway bridge construction and weld pipe fittings. We believe we are a leader in the supply of ready mix concrete in several rural regions and smaller cities located throughout Texas. Our customers for concrete include contractors and subcontractors in the construction and foundation industry who are located near our plant locations. We also distribute construction aggregates, such as crushed stone, sand and gravel, asphalt rock and recycled concrete in several larger Texas cities. Our customers for aggregates are mostly other concrete manufacturers and paving contractors. In highway safety products, we are the only full line producer of guardrails, crash cushions and other protective barriers that absorb and dissipate the force of impact in collisions between vehicles and fixed roadside objects. We believe we are the largest highway guardrail manufacturer in the United States, based on revenues, with a comprehensive nationwide guardrail supply network. Our crash cushions and other protective barriers include multiple proprietary products manufactured through various product license agreements with certain public and private research organizations and inventors. We sell highway safety products in all 50 U.S. states, Canada and Mexico. We have also recently started to export our highway safety proprietary products to certain other countries. Our Construction Products Group generated revenues of $489.9 million for the year ended December 31, 2003 and $120.1 million for the quarter ended March 31, 2004.

Inland Barge Group. According to River Transport News, we are the largest producer of inland barges in the United States and we believe we are the largest producer of fiberglass barge covers, which are used primarily on grain barges. We shipped a total of approximately 360 barges in 2003 and approximately 100 barges in the first quarter of 2004. We manufacture a variety of dry-cargo barges, such as deck barges and open and covered hopper barges that transport various commodities, such as grain, coal and aggregates. We also produce tank barges used to transport liquid products. Our six manufacturing facilities are strategically located along the U.S. inland river system allowing for rapid delivery to our customers. Our primary Inland Barge customers are commercial marine transportation companies. Our Inland Barge Group generated revenues of $170.6 million for the year ended December 31, 2003 and $43.3 million for the quarter ended March 31, 2004.

Industrial Products Group. We believe we are a leading producer of tank containers and tank heads for pressure vessels. We manufacture our tanks in the United States, Mexico and Brazil. We market a portion of our industrial products in Mexico under the brand name of TATSA®. Our tanks include pressure propane tanks that are used by industrial plants, utilities and small businesses and in suburban and rural areas. We also manufacture fertilizer containers for bulk storage, farm storage and the application and distribution of anhydrous ammonia. In the United States, we generally deliver the containers to distributors who install and fill the containers. Our Industrial Products Group generated revenues of $124.8 million for the year ended December 31, 2003 and $31.8 million for the quarter ended March 31, 2004.

Railcar industry Overview

Our operations are significantly influenced by the level of activity, financial condition and capital spending plans of the railcar industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. Over the past three years, the railcar market has been challenged, primarily due to a weak U.S. economy, low capital spending and overbuilding. We believe the railcar industry is poised for a strong turnaround due to the aging railcar fleet, positive economic activity and improved capital spending, new product development and increased productivity and efficiency.

Demand for railcars is driven by a number of factors, including:

Aging railcar fleet. According to Global Insight, Inc., an independent industry research firm, the active North American railcar fleet totals approximately 1.5 million with an average age of 19.3 years. In addition, approximately 53% of North American railcars are over 20 years old. We believe that the high level of railcar deliveries experienced during the 1950’s, 1960’s and 1970’s will drive replacement demand in the coming years. According to the Railway Supply Institute, Inc., during the 10-year period between 1956 and 1965, average annual North

American railcar deliveries were approximately 56,500 per year, and between 1966 and 1975, average annual deliveries totaled approximately 66,500 per year. When compared to the average shipments since 1975 of approximately 41,500 railcars per year calculated based on information from the Railway Supply Institute, Inc., we believe this presents a significant opportunity for replacement railcar business for the next several years. This is further illustrated by Global Insight’s estimates of railcar industry shipments increasing by approximately 47% from 32,184 railcars in 2003 to approximately 47,400 railcars in 2004. Global Insight has estimated deliveries for 2005-2008 of approximately 53,200 railcars in 2005, 53,500 railcars in 2006, 50,700 railcars in 2007 and 49,000 railcars in 2008.

Macroeconomic environment and capital spending. We believe increased railcar deliveries have been and will continue to be driven by the strengthening of the U.S. economy and increased capital spending. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by increasing freight car orders and deliveries, growth in carload traffic and growing backlog. The table below illustrates the improving trends in the North American freight car segment of the rail industry.

	2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Orders(1)	2,637	6,973	10,135	8,712	11,767	16,693	6,726	12,063
Deliveries	3,855	4,155	4,925	4,801	6,614	7,365	8,251	9,953
Backlog	6,443	9,281	14,491	18,402	24,055	33,383	31,858	33,967

(1)	Orders are shown before cancellations.

Source: Railway Supply Institute, Inc.

As the economy continues to expand and the production of key commodities such as coal and grain returns to more normalized levels, carload traffic should continue to improve. Global Insight expects growth in U.S. carload traffic of 3.1% in 2004, 2.2% in 2005, 1.6% in each of 2006 and 2007, and 0.9% in 2008. In addition, as fuel prices increase, we believe that the railcar industry becomes a more cost-competitive source of transportation as compared to the trucking industry.

New product development and flexible financing options. The railcar industry is evolving to offer more specialized, client focused railcars with flexible financing options. Through our Railcar Leasing and Management Services Group, we have leveraged our ability to provide highly specialized railcars that meet our clients’ operational needs and financial requirements.

Increased productivity and efficiency. An important driver of new railcar demand is improvements in productivity and efficiency. When railcars are idle and the industry experiences a cyclical low, the railcar fleet ages and replacements are minimal. We believe as the economy improves, the replacement market demand will significantly increase as companies recognize the economic upside to replacing their older, inefficient railcars.

Competitive strengths

Our key strengths include:

Leading market positions. We hold leading positions in many of the markets we serve. We are the leading freight railcar manufacturer in North America, with particular strength in tank cars, covered hoppers and box cars. In addition, through the Thrall merger, we assumed the leadership position in automobile carrier railcars. We are also the market leader in inland barges and we believe we are a leader in highway guardrails, railcar couplers and railcar axles in the United States. We believe we are the leading propane tank manufacturer in Mexico and have a leading position in the U.S. market. We believe we also hold leading market positions in the manufacturing of weld pipe fittings in the United States as well as ready mix concrete in several rural Texas construction markets.

Diversified portfolio of businesses. The diversity of our portfolio of businesses enables us to more efficiently manage through economic cycles, while capitalizing on our core product manufacturing competencies. We believe our railcar manufacturing business offers the most comprehensive product line of railcars in the industry, allowing us to take advantage of changing industry trends, reduce our exposure to any single railcar segment and serve the diverse needs of our railcar customers. Our railcar leasing and management business provides us with a predictable earnings stream and is an important strategic resource for enhancing our railcar marketing efforts and deepening our relationships with our clients. In addition, the railcar leasing business provides a predictable source of demand for our railcars and allows us to more efficiently schedule our production runs. Our portfolio of businesses also allows us to cross-sell our products and services across multiple industries.

Long-standing customer relationships. We enjoy long-standing relationships with many of our customers, including the majority of North American railroads. We have key strategic relationships with the Union Pacific Railroad and the Burlington Northern Santa Fe Railroad. In addition, we have several long-term relationships with large shippers of rail and barge products such as Cargill, ADM, ConAgra and Kirby Barge Lines. We also have multi-year relationships with railcar leasing customers such as GATX, GE and CIT. As an example of the strength of our relationships, we received our second multi-year order from the Burlington Northern Santa Fe Railroad for 6,000 grain cars and we are in the second year of a five-year 5,000 railcar supply agreement with GATX. We regularly participate in joint product development projects with several of our key customers. For example, in 2002, we developed for certain customers a new larger covered hopper for a specific application, and we also developed new refrigerated box cars to the individual specifications of each of the Union Pacific Railroad and the Burlington Northern Santa Fe Railroad.

Emphasis on low-cost initiatives. We have been able to lower costs for many of our products by emphasizing flexibility in our manufacturing processes. We strive to make rapid and efficient changeovers for various products. For example, in 2000, we converted a railcar manufacturing facility to produce bridge beams to take advantage of shifting patterns of demand. Our ability to lower costs is enhanced by the development of strategic initiatives designed to effectively predict and respond to the cyclical nature of our businesses. For example, we shifted a large portion of our railcar production to our facility in Mexico in order to further improve our cost base.

Experienced management team. Our experienced management team, led by Timothy R. Wallace, has a successful track record of proactively managing through changing business conditions. Our senior corporate and operating team has an average of 18.7 years of experience in our industries.

Business strategy

The key elements of our business strategy include:

Development of new products and services. We are dedicated to the identification, development, introduction and commercialization of new products and services. During the recent rail industry downturn, we maintained our commitment to research and continued to fund major development projects. We continue to emphasize the creation of new and improved products and services. In the railcar manufacturing business, we strive to have particularly strong market positions in higher margin products. We primarily focus our railcar product development efforts on identifying older equipment in the railcar fleet destined for replacement and developing product enhancements designed to encourage our customers to upgrade their railcar fleets. In addition, as we develop products, we concurrently look for opportunities to lower our manufacturing costs in order to increase our margins. We also design products for emerging markets. For example, we recently developed a new larger covered hopper to transport distilled dry grain, a byproduct of the ethanol production process. We initially leased these new cars through our leasing business, and then sold the portfolio to a third-party leasing company once the new car type became established in the market. We also partner with key customers to develop new car types. We recently developed new refrigerated box cars to the individual specifications of two of our key railroad customers. In highway safety products, we strive to develop new proprietary products that enhance our reputation as an industry leader. We will continue to work with private inventors and recognized leaders in highway safety research to provide marketing expertise and production capacity.

Capitalize on expected market improvement by emphasizing operational excellence and reducing costs. We employ strategies to reduce costs while maintaining superior product quality. We will continue to emphasize flexibility in our manufacturing processes in order to position ourselves to take advantage of any improvements in our markets. Our network of production facilities offers geographical balance and allows us to efficiently respond to the demands of the marketplace. As we restart our railcar facilities, we will continue our emphasis on quality manufacturing through best practices and workforce training. By maintaining our focus on operational excellence and reducing our cost base, we expect our cash flow and profit margins to significantly increase as the railcar market improves.

Anticipate and effectively manage through business cycles. We have a proven ability to successfully operate in a highly cyclical environment. We recently implemented company-wide cyclical management processes in order to more effectively predict and respond to the highly cyclical nature of our individual business segments. We have developed a number of tools and processes to forecast and manage our businesses better. These processes enable us to more accurately pinpoint specific customer needs and adjust our manufacturing operations accordingly. Our decision on whether to expand or contract production is driven by our knowledge and understanding of the unique cost structures of each of our production facilities as well as our view of overall market conditions. During the recent market downturn, we shifted a large portion of our production to our facility in Mexico in order to further improve our cost base. Also during the downturn, in anticipation of a market improvement, we developed plans to expand our production in Mexico. We intend to increase our investment in Mexico in the future.

Maintain our conservative financial policy. We intend to maintain our conservative financial policy. During the recent adverse market conditions, which resulted in weaker cash flow in our railcar manufacturing business, our business diversification and conservative financial policies allowed us to improve our capital structure and conserve cash by successfully raising capital through sales of equity and decreasing our common stock dividend. Our financial strategy for our railcar leasing business anticipates that growth in our railcar lease portfolio will be financed largely through internally generated cash flow and external non-recourse indebtedness backed by the leasing portfolio.

The exchange offer

Background	On March 10, 2004, we completed a private placement of the original notes. In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer. This exchange offer is intended to satisfy the exchange and registration rights granted to the initial purchasers of the original notes in the registration rights agreement. Except in the limited circumstances described below, after the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to the original notes.

Exchange notes	Up to $300,000,000 of 6 1/2% Senior Notes due 2014. The terms of the exchange notes and the original notes are identical in all material respects, except for certain provisions regarding special interest, transfer restrictions and registration rights relating to the original notes.

Exchange offer	We are offering to exchange the original notes for a like principal amount of exchange notes. Original notes may only be exchanged in integral principal multiples of $1,000.

Expiration date; withdrawal of tender	The exchange offer will expire at 5:00 p.m. New York City time, on , 2004, unless we decide to extend it. You may withdraw your tender of original notes at any time prior to the expiration date. All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged. Any original notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Resales of exchange notes	Based on interpretive letters of the SEC staff to third parties, we believe that you can offer for resale, resell and otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the exchange notes in the ordinary course of business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

• you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities, or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that for a period of 180 days after the expiration date (as defined herein) we will amend or supplement the prospectus, if requested by the initial purchasers or by one or more broker-dealers, and make it available to broker-dealers for this purpose. See “Plan of distribution.”

Conditions to the exchange offer	Our obligation to accept for exchange, or to issue the exchange notes in exchange for, any original notes is subject to certain customary conditions relating to compliance with applicable law, or any applicable interpretation by the staff of the SEC, or any order of any governmental agency or court of law. See “The exchange offer— Conditions to the exchange offer.”

Procedures for tendering original notes	The original notes were issued as global securities and were deposited upon issuance with the Trustee, as custodian for The Depository Trust Company, or DTC. The Trustee issued certificateless depository interests in those outstanding original notes, to DTC. Beneficial interests in the outstanding original notes, which are held by direct or indirect participants in DTC through the certificateless depository interest, are shown on, and transfers of the original notes can only be made through, records maintained in book-entry form by DTC.

You may tender your outstanding original notes:

• through a computer-generated message transmitted using DTC’s transfer procedures and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

• by sending a properly completed and signed letter of transmittal, which accompanies this prospectus, and other documents required by the letter of transmittal, or a facsimile of the letter of transmittal and other required documents, to the exchange agent at the address on the cover page of the letter of transmittal;

and either:

• a timely confirmation of book-entry transfer of your outstanding original notes into the exchange agent’s account at DTC, under the procedure for book-entry transfers described in this prospectus under the heading “The exchange offer— Book— entry procedures for the global notes” must be received by the exchange agent on or before the expiration date; or

• the documents necessary for compliance with the guaranteed delivery described in “The exchange offer— Guaranteed delivery procedures” must be received by the exchange agent on or before the expiration date.

Consequences of exchanging outstanding original notes	Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the original notes as set forth in the legend on the original notes as a consequence of the issuance of the original notes in accordance with exceptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. Original notes not exchanged in accordance with the exchange offer will continue to accrue interest at 6 1/2% per annum and will otherwise remain outstanding in accordance with their terms. Holders of original notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the original notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act.

U.S. federal income tax considerations	The exchange offer should not result in any income, gain or loss to the holders of original notes or to us for U.S. federal income tax purposes. See “Material U.S. federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

The proceeds from the offering of the original notes were used, or are expected to be used, (i) to repay all $162.8 million of outstanding indebtedness under our credit facility; and (ii) for general corporate purposes, including, among others, to make capital expenditures in strategic manufacturing facilities and fund working capital requirements of our railcar manufacturing operations. Concurrently with the consummation of the offering of the original notes, we amended and restated our existing credit facility to provide for a $250.0 million senior secured revolving credit facility. Letters of credit issued under our existing credit facility in an aggregate principal amount of $111.1 million as of March 31, 2004 remain outstanding under our amended and restated senior secured revolving credit facility.

Exchange agent	Wells Fargo Bank, National Association is serving as exchange agent for the exchange offer.

Shelf registration statement	In limited circumstances, holders of original notes may require us to register their original notes under a shelf registration statement. See “The exchange offer— Shelf registration.”

The exchange notes

The terms of the exchange notes and those of the original notes are substantially identical, except that certain provisions regarding special interest, transfer restrictions and registration rights relating to the original notes do not apply to the exchange notes. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of exchange notes.”

Issuer	Trinity Industries, Inc.

Notes offered	$300,000,000 in aggregate principal amount of 6 1/2% Senior Notes due 2014.

Maturity date	March 15, 2014.

Interest rate	6 1/2% per year.

Interest payment dates	March 15 and September 15 of each year, beginning on September 15, 2004.

Guarantees	Each of our subsidiaries guaranteeing our amended and restated senior secured revolving credit facility will unconditionally guarantee the exchange notes on a senior unsecured basis.

Ranking	The exchange notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and rank senior to all of our existing and future senior subordinated debt. The exchange notes will be effectively subordinated to all of our existing and future secured debt, to the extent of the value of the assets securing such debt.

The guarantees by our subsidiary guarantors will rank equally with existing and future senior debt of such subsidiaries. The guarantees by our subsidiary guarantors will be effectively subordinated to all of the existing and future secured debt of such subsidiaries, to the extent of the value of the assets securing such debt.

As of March 31, 2004, we and the subsidiary guarantors had $474.7 million of senior indebtedness outstanding, $175.6 million of which is secured, and an additional $138.9 million is available to be borrowed under our amended and restated senior secured revolving credit facility.

The exchange notes will be structurally subordinated to all indebtedness and liabilities, including trade payables, of our non-guarantor subsidiaries. As of March 31, 2004, our non-guarantor subsidiaries had total liabilities of $244.5 million, including $108.6 million of outstanding borrowings of Trinity Rail Leasing Trust II, or TRL II, a wholly-owned qualified subsidiary of Trinity Industries Leasing Company, our captive leasing subsidiary, under TRL II’s warehouse facility, which is secured by a pledge of the railcars financed with such borrowings. As of March 31, 2004, TRL II had $191.4 million of available borrowings under its warehouse facility.

Optional redemption	We may redeem some or all of the exchange notes at any time on or after March 15, 2009. We may also redeem up to 35% of the aggregate principal amount of the original and exchange notes using the proceeds from certain public equity offerings completed on or before March 15, 2007. The redemption prices are described under “Description of exchange notes— Optional redemption.”

Change in control and asset sales	If we experience specific kinds of changes of control, we will be required to make an offer to purchase the exchange notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. See “Description of exchange notes— Change of control.”

If we sell assets under certain circumstances, we may be required to make an offer to purchase the exchange notes at par, plus accrued and unpaid interest, if any, on the exchange notes to the date of purchase. See “Description of exchange notes— Limitation on sales of assets.”

Certain covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional debt;

• make certain distributions, investments and other restricted payments;

• enter into agreements that restrict distributions from our restricted subsidiaries;

• sell assets;

• enter into transactions with affiliates;

• create certain liens; and

• merge, consolidate or sell substantially all of our assets.

These covenants are subject to important exceptions and qualifications. See “Description of exchange notes— Certain covenants.”

Covenant suspension	At any time when the exchange notes are rated investment grade by both Moody’s and Standard & Poor’s and no default or event of default has occurred and is continuing under the indenture, we and our restricted subsidiaries will not be subject to certain of the foregoing covenants. See “Description of exchange notes— Suspension of covenants.”

Listing	We do not intend to list the exchange notes on any securities exchange.

Further issues	We may from time to time, without notice to or consent of the holders of the exchange notes, create and issue further notes ranking equally and ratably with the exchange notes. Such further notes may be issued under the indenture relating to the exchange notes and will have substantially the same terms and conditions as the exchange notes.

Risk factors	See “Risk factors” for a discussion of certain factors that you should carefully consider before investing in the exchange notes.

Summary consolidated financial data

The following financial information as of and for the years ended December 31, 2002 and 2003 has been derived from our audited consolidated financial statements. The selected consolidated financial information as of and for the three months ended March 31, 2003 and 2004 has been derived from unaudited consolidated financial statements, which, in management’s opinion, reflect all adjustments (consisting of normal and recurring accruals) necessary to present fairly the Company’s financial position and results of operations for those periods. Interim results are not necessarily indicative of results that may be expected from any other interim period or for a full year. This information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Selected historical consolidated financial data” and our consolidated financial statements and related notes contained elsewhere in this prospectus. In September 2001, we changed our fiscal year-end from March 31 to December 31. The information as of and for the year ended December 31, 2001 has been derived from our unaudited consolidated financial statements and has been included herein for informational and comparison purposes.

				Three months
				ended
	Year ended December 31,			March 31,

(Dollars in millions)	2001	2002	2003	2003	2004

	(unaudited)			(unaudited)
Statement of operations data:
Revenues:
Rail Group	$957.5	$629.4	$734.6	$149.1	$260.9
Construction Products Group	550.3	504.8	489.9	103.5	120.1
Inland Barge Group	206.7	211.7	170.6	44.1	43.3
Industrial Products Group	147.5	143.1	124.8	28.5	31.8
Railcar Leasing and Management Services Group	114.1	114.7	153.8	28.5	35.1
All Other	106.0	39.5	30.9	7.3	7.6
Eliminations & Corporate Items	(315.6)	(155.9)	(271.8)	(71.9)	(43.9)

Consolidated revenues	1,766.5	1,487.3	1,432.8	289.1	454.9
Operating costs:
Cost of revenues(a)	1,659.8	1,314.0	1,260.4	266.4	425.1
Selling, engineering and administrative expenses(a)	181.3	162.6	159.0	34.1	36.3

Operating profit (loss)	(74.6)	10.7	13.4	(11.4)	(6.5)
Other (income) expense:
Interest income	(3.9)	(1.2)	(0.7)	(0.1)	(0.2)
Interest expense	29.3	36.3	34.9	9.5	10.1
Other, net	2.6	—	(6.5)	(0.8)	0.1

Loss before income taxes	(102.6)	(24.4)	(14.3)	(20.0)	(16.5)
Provision (benefit) for income taxes	(28.2)	(4.8)	(4.3)	(5.5)	(5.7)

Net loss(b)	(74.4)	(19.6)	(10.0)	(14.5)	(10.8)
Statement of cash flows data:
Net cash provided (required) by operating activities	$235.0	$120.7	$114.9	$87.6	$(71.7)
Net cash required by investing activities	(223.8)	(151.1)	(40.9)	(65.9)	(39.9)
Net cash provided by (used for) financing activities	(3.8)	27.3	(47.1)	4.5	216.9
Other financial data:
EBITDA(c)	$12.2	$102.6	$106.2	$11.3	$15.7
Depreciation and amortization	85.5	90.7	85.6	21.8	22.1
Capital expenditures:
Capital expenditures— lease subsidiary	183.3	134.5	264.7	65.5	31.8
Capital expenditures— other	70.9	37.7	20.2	2.9	5.0

Total capital expenditures	254.2	172.2	284.9	68.4	36.8

					Three months
					ended
	Year ended December 31,				March 31,

(Dollars in millions)	2001	2002	2003		2003	2004

	(unaudited)				(unaudited)
Balance sheet data: (as of end of period)
Cash and cash equivalents	$22.2	$19.1	$46.0			$151.3
Total assets	1,952.0	1,956.5	2,007.9			2,166.2
Debt:
Recourse	476.3	375.1	298.5			475.6
Non-recourse	—	113.8	96.7	(d)		108.6
Series B redeemable convertible preferred stock	—	—	57.8			57.9
Total stockholders’ equity	$1,009.4	$1,001.6	$1,003.8			$996.1

(a) Includes charges of $120.1 million for unusual charges for the year ended December 31, 2001. See “Management’s discussion and analysis of financial condition and results of operations— Unusual charges.”

(b) Includes after tax charges or credit of $86.1 million for unusual charges for the year ended December 31, 2001 and does not include preferred stock dividends of $1.6 million for the year ended December 31, 2003. See “Management’s discussion and analysis of financial condition and results of operations— Unusual charges.”

(c) “EBITDA” is defined as net income plus income taxes, interest expense and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of operations data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our ability to incur and service debt. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. In addition, our calculation of EBITDA is different than that used in the covenants concerning our amended and restated senior secured revolving credit facility and the indenture governing the exchange notes. See “Description of exchange notes.”

Our reconciliation of EBITDA to net loss and net cash from operating activities is set forth in the following table:

				Three months
				ended
	Year ended December 31,			March 31,

(Dollars in millions)	2001	2002	2003	2003	2004

	(unaudited)			(unaudited)
EBITDA reconciliation:
EBITDA	$12.2	$102.6	$106.2	$11.3	$15.7
Interest expense	29.3	36.3	34.9	9.5	10.1
Income tax expense (benefit)	(28.2)	(4.8)	(4.3)	(5.5)	(5.7)
Depreciation and amortization	85.5	90.7	85.6	21.8	22.1

Net loss	(74.4)	(19.6)	(10.0)	(14.5)	(10.8)
Depreciation and amortization	85.5	90.7	85.6	21.8	22.1
Provision (benefit) for deferred income taxes	(17.5)	56.0	10.1	(1.8)	(5.7)
Unusual charges	122.2	—	—	—	—
Other non-cash charges	(0.9)	0.8	(7.4)	(2.0)	(0.1)
Net changes in certain assets and liabilities	120.1	(7.2)	36.6	84.1	(77.2)

Net cash from operating activities	$235.0	$120.7	$114.9	$87.6	$(71.7)

(d) Non-recourse debt consists of a warehouse facility utilized by TRL II to finance or refinance railcars acquired or owned by TRL II and, as of December 31, 2003, $25.6 million of debt that belongs to a variable interest trust that we were required to consolidate under FASB Interpretation No. 46 “Consolidation of Variable Interest Entities.” See notes 1 and 9 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. As of February 2004, the sale of our equity interest in this variable interest trust was complete, and this trust is no longer consolidated.

Risk factors

In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Investing in the exchange notes involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the exchange notes or our business and operating results.

Risks relating to our business

The cyclical nature of our business results in lower revenues during economic downturns.

We operate in cyclical industries. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to a decreased demand for new and replacement products. Decreased demand could continue to result in lower sales volumes, lower prices and/or a loss of profits. The railcar industry recently experienced a deep down cycle and operated with a minimal backlog. If this down cycle were to return, we could experience increased losses and could make plant closures, suspend production and incur related costs.

Litigation claims could increase our costs and weaken our financial condition.

We and our subsidiaries are currently and may from time to time be involved in various legal proceedings arising out of our operations. In one such legal proceeding, we and our wholly owned subsidiary, Trinity Marine Products, or TMP, have been named co-defendants in four separate lawsuits filed by certain purchasers of our inland barges. These claims assert damages arising from alleged defects in coating materials supplied by a co-defendant and coatings application workmanship by TMP. The plaintiffs in these cases seek compensatory and punitive damages and/or rescission of the barge purchase contracts. In one of the four cases, the plaintiff has petitioned the court for certification of a class, which, if certified by the court, could potentially increase the total number of barges involved in the litigation. Absent class certification in this case, two of the suits involve 30 tank barges sold at an approximate average price of $1.4 million, and the other two suits involve 140 hopper barges sold at an approximate average price of $280,000. In addition, as of March 31, 2004, one of the four plaintiffs owed TMP approximately $8.7 million related to contracts for barges not involved in the litigation. TMP has filed suit for collection of the past due amounts.

On March 15, 2004, we entered into a settlement agreement with a purchaser in litigation similar to that described above related to 28 tank barges owned and/or operated by such purchaser, pursuant to which we and the purchaser agreed to, among other elements, joint monitoring of the barge coating and void compartment maintenance procedures and a mutual release of all claims against one another.

In an unrelated claim, we filed a declaratory judgment action against purchasers of certain of our inland barges, coating manufacturers and these manufacturers’ insurance carriers with respect to TMP’s rights and obligations regarding 65 tank barges sold to such purchasers. In December 2003, these purchasers filed a reconventional demand for alleged coating defects, claiming $6.5 million in actual damages and $10.0 million in punitive damages.

The transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill or other accident. Generally, liability under existing law in the United States for a derailment, spill or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for certain hazardous commodities being shipped, strict liability concepts may apply.

We have appealed a final judgment in the amount of $33.9 million (inclusive of fees, costs and judgment interest) against Transit Mix Concrete and Materials Company, our wholly owned subsidiary, relating to an employee of an independent contractor who died following an accident that occurred while working at one of our manufacturing facilities. We believe we are insured for liability in this case, if any, in excess of $3.0 million.

We are also involved in other claims and lawsuits incidental to our current and former subsidiaries’ businesses. Based on information currently available to us, it is management’s opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material adverse effect on the Company’s overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could have a significant impact on our operating results for the reporting period in which any such resolution occurs.

While we maintain reserves and liability insurance at coverage levels based upon commercial norms in our industries, our reserves may be inadequate to cover these claims or lawsuits or any future claims or lawsuits arising from our businesses, and any such claims or lawsuits could have a material adverse effect on our business, operations or overall financial condition. See “Business— Legal proceedings.”

Increases in the price and demand for steel could lower our margins and profitability.

The principal material used by us in our railcar, inland barge and industrial products operating segments is steel. At the current time, the price of steel in the United States is increasing due to several factors. Primary causes are the significant increase in scrap prices, increased U.S. demand, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. Raw inputs, especially scrap, are in tight supply due to foreign demand, primarily from China. China is absorbing not only raw inputs but also significant amounts of global supply. U.S. imports are expensive and are also limited because of the weaker U.S. dollar and the significant increase in global freight rates. Spot market pricing for plate products and hot-rolled coil has shown a substantial increase over the last six months. Some of our steel suppliers have implemented surcharges based on rising steel prices.

These steel market issues are also negatively impacting the price and availability of key railcar and barge components, many of which are manufactured predominantly through the use of scrap or steel. Many of our suppliers of subassemblies and parts are smaller companies which may experience higher steel prices and limited access in times of tight supply. Also, due to consolidation and challenging industry conditions, there are only one major and two smaller U.S. suppliers of large railroad castings for freight cars. While we believe we have contracts and other relationships in place sufficient to meet our current product forecasts, any unanticipated interruption in our supply chain or further raw material price increases would have an impact on both our margins and production schedules as we work to meet market demands. See “Business— Raw materials and suppliers.”

We have potential exposure to environmental liabilities, which may increase costs and lower profitability.

Our operations are subject to extensive and frequently changing federal, state and local environmental laws and regulations, including those dealing with air quality and the handling and disposal of waste products, fuel products and hazardous substances. In particular, we may incur remediation costs and other related expenses because:

• Some of our manufacturing facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices; and

• Some of the products that we manufacture are used to transport hazardous materials.

Furthermore, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may be unable to identify or be indemnified for all potential environmental liabilities relating to any acquired business. Environmental liabilities incurred by us, if not covered by adequate insurance or indemnification, will increase our respective costs and have a negative impact on our profitability.

We compete in highly competitive industries, which may impact our respective financial results.

We face aggressive competition in all geographic markets and each industry sector in which we operate. As a result, competition on pricing is often intense. The effect of this competition could reduce our revenues, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

If our railcar leasing subsidiary is unable to obtain acceptable long-term financing of its railcar lease fleet, our lenders may foreclose on the portion of our lease fleet that secures our warehouse facility.

Trinity Industries Leasing Company, or TILC, our wholly owned captive leasing subsidiary, uses borrowings under a warehouse facility to initially finance the railcars it purchases from us. Borrowings under the warehouse facility are secured by the specific railcars financed by such borrowings and the underlying leases. The warehouse facility is non-recourse (as described herein) to us and to our subsidiaries other than TRL II, a qualified subsidiary of TILC that is the borrower under the warehouse facility. Borrowings under the warehouse facility are available through August 2004, and unless renewed would be payable in three equal installments in February 2005, August 2005, and February 2006. A decline in the value of the railcars securing borrowings under the warehouse facility, or in the creditworthiness of the lessees under the associated leases, could reduce TRL II’s ability to obtain long-term financing for such railcars. Additionally, fluctuations in interest rates from the time TRL II purchases railcars with short-term borrowings under the warehouse facility and the time TRL II obtains permanent financing for such railcars could decrease our profitability on the leasing of the railcars and could have an adverse impact on our financial results. If TRL II is unable to obtain long-term financing to replace borrowings under the warehouse facility, Trinity may decide to satisfy TRL II’s indebtedness under the warehouse facility or the lenders under the warehouse facility may foreclose on the portion of TRL II’s lease fleet pledged to secure this facility. As of March 31, 2004, there was $108.6 million of indebtedness outstanding and $191.4 million of available borrowings under the warehouse facility.

We may be unable to remarket leased railcars on favorable terms, which could result in lower lease utilization rates and reduced revenues.

The profitability of our railcar leasing business is dependent in part on our ability to re-lease or sell railcars we own upon the expiration of existing lease terms. Our ability to remarket leased railcars profitably is dependent upon several factors, including, among others:

• the cost of and demand for newer models;

• the availability in the market generally of other used or new railcars;

• the degree of obsolescence of the leased railcars;

• prevailing market and economic conditions, including interest and inflation rates;

• the need for refurbishment;

• the cost of materials and labor; and

• volume of railcar traffic.

A downturn in the industries in which our lessees operate and decreased demand for railcars could also increase our exposure to remarket risk because lessees may demand shorter lease terms, requiring us to remarket leased railcars more frequently. Furthermore, the resale market for previously leased railcars has a limited number of potential buyers. Our inability to re-lease or sell leased railcars on favorable terms could result in lower lease utilization rates and reduced revenues.

Fluctuations in the supply of component parts used in the production of our products could have a material adverse effect on our ability to cost effectively manufacture and sell our products.

A significant portion or our business depends on the adequate supply of numerous specialty components such as brakes, wheels, side frames and bolsters at competitive prices. We depend on third-party suppliers for a significant portion of our component part needs. Specialty components comprise a significant portion of the production cost of each railcar we manufacture. Due to consolidations and challenging industry conditions, the number of alternative suppliers of specialty components has declined in recent years, though generally a minimum of three suppliers continue to produce each type of component we use in our products. While we endeavor to be diligent in contractual relationships with our suppliers, a significant decrease in the availability of specialty components could materially increase our cost of goods sold or prevent us from manufacturing our products on a timely basis.

Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs.

We use natural gas at our manufacturing facilities and use diesel fuel in vehicles to transport our tank containers to customers and to operate our plant equipment. Over the past three years, prices for natural gas have fluctuated significantly. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas prices or energy generally. Future limitations on the availability or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct our business cost effectively.

Our manufacturer’s warranties expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products under limited warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our mass production process or claims for which the cost of repairing the defective part is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, significant repair costs and damage to our reputation.

Increasing insurance claims and expenses could lower profitability and increase business risk.

The nature of our business subjects us to product liability, property damage and personal injury claims, especially in connection with the repair and manufacture of products that transport hazardous or volatile materials. We maintain reserves and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. Over the last several years, insurance carriers have raised premiums for many companies operating in our industries. Increased premiums may further increase our insurance expense as coverages expire or cause us to raise our self-insured retention. If the number or severity of claims for which we are self-insured increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a string of claims based on a failure repeated throughout our mass production process may exceed our insurance coverage or result in direct damages if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Risks related to our operations outside of the United States could decrease our profitability.

Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our respective foreign business activities and operations. Some foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacture used on their railroad systems. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. Furthermore, any material change in the quotas, regulations or duties on imports imposed by the U.S. government and agencies or on exports by the government of Mexico or its agencies could affect our ability to export the railcars and propane tanks that we manufacture in Mexico. Our Mexican subsidiary currently purchases steel from a company operating under a judicial declaration of suspension of payments. We have funds on deposit, which are used along with other funds from us to purchase steel. While our understanding of Mexican law is that all funds on deposit are required to be returned to us regardless of whether or not the supplier is able to operate under the declaration of suspension of payments, the uncertainty of the legal environment in these and other areas could limit our ability to enforce our rights effectively.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future.

Our success depends on the continued services of our key management employees, none of whom currently have employment agreements with us. Although we have historically been successful in retaining the services of our key management, we may be unable to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Repercussions from terrorist activities or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials or component parts. Any of these occurrences could have a significant adverse impact on our operating results, revenues and costs.

Violations of or changes in the regulatory requirements applicable to the industries in which we operate may increase our operating costs.

We are subject to extensive regulation by governmental regulatory and industry authorities. Our railcar operations are subject to regulation by the Environmental Protection Agency; the Research and Special Programs Administration, a division of the Department of Transportation; the Federal Railroad Administration, a division of the Department of Transportation; and the Association of American Railroads. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards for railcars; safety of railroad equipment, tracks and operations; and packaging and transportation of hazardous materials. Future changes that affect compliance costs may materially increase our operating costs.

Our Inland Barge operations are subject to regulation by the United States Coast Guard; the National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

Our operations are also subject to regulation of health and safety matters by the United States Occupations Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or if we were found to be responsible or liable in any litigation or proceedings, that such costs would not be material to us.

We may be required to reduce our inventory carrying values, which would negatively impact our financial condition and results of operations.

We are required to record our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded reductions in inventory carrying values in recent periods due to discontinuance of product lines as well as changes in market conditions due to changes in demand requirements. We may be required to reduce inventory carrying values in the future due to a decline in market conditions in the railcar business, which could have an adverse effect on our financial condition and results of operations.

We may be required to reduce the value of our long-lived assets and/or goodwill, which would weaken our financial condition and results of operations.

We periodically evaluate the carrying values of our long-lived assets to be held and used for potential impairment. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets. In addition, we are required, at least annually, to evaluate goodwill related to acquired businesses for potential impairment indicators that are based on legal factors, market conditions in the United States and Europe and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss related to reductions in the value of our long-lived assets or our goodwill would weaken our financial condition and results of operations.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

We are exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. We seek to minimize these risks, when considered appropriate, through the use of currency and interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Risks relating to our indebtedness

Our substantial indebtedness could cause our financial health to decline and prevent us from fulfilling our obligations under the exchange notes.

We now have, and will continue to have, a significant amount of indebtedness. At March 31, 2004, we had total indebtedness of $584.2 million on a consolidated basis and $138.9 million of available borrowings under our amended and restated senior secured revolving credit facility. Additionally, as of March 31, 2004, TRL II had $191.4 million of available borrowings under its warehouse facility.

Our substantial indebtedness could have important consequences to you. For example, it could:

• make it more difficult for us to satisfy our obligations with respect to the exchange notes;

• increase our vulnerability to general adverse economic and industry conditions;

• require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

• limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

• place us at a disadvantage compared to competitors that have less debt; and

• limit our ability to borrow additional funds.

Restrictive covenants in our amended and restated senior secured revolving credit facility and the indenture may restrict our ability to pursue our business strategies or pay off the exchange notes.

The indenture and our amended and restated senior secured revolving credit facility could limit our ability, among other things, to:

• incur additional debt;

• make certain distributions, investments and other restricted payments;

• enter into agreements that restrict distributions from our restricted subsidiaries;

• sell assets;

• enter into transactions with affiliates;

• create certain liens; and

• merge, consolidate or sell substantially all of our assets.

In addition, our amended and restated senior secured revolving credit facility will require us to maintain financial ratios. See “Description of certain debt.” We may be unable to maintain these ratios. Covenants in our amended and restated senior secured revolving credit facility may also impair our ability to finance future operations or capital needs, to enter into acquisitions or joint ventures, or to engage in other favorable business activities.

Risks relating to the exchange notes

The exchange notes and the guarantees will be effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness and all indebtedness and other obligations of our non-guarantor subsidiaries.

The exchange notes will not be secured. The exchange notes are effectively subordinated to our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the exchange notes would in all likelihood recover ratably less than the lenders of our and our subsidiary guarantors’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of March 31, 2004, we and the subsidiary guarantors had $474.7 million of senior indebtedness outstanding, $175.6 million of which is secured, and an additional $138.9 million is available to be borrowed under our amended and restated senior secured revolving credit facility.

In addition, the exchange notes will be structurally subordinated to all of the liabilities and other obligations of our subsidiaries that do not guarantee the exchange notes. In the event of a bankruptcy, liquidation or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. However, under some circumstances, the terms of the exchange notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness. As of March 31, 2004, our non-guarantor subsidiaries had total liabilities of $244.5 million, including $108.6 million of outstanding borrowings of TRL II under its warehouse facility, which is secured by a pledge of the railcars financed with such borrowings. As of March 31, 2004, TRL II had $191.4 million of available borrowings under its warehouse facility.

We may not be able to purchase the exchange notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the exchange notes by our subsidiary guarantors and require the holders of the exchange notes to return payments received from the subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of the subsidiary guarantor or the subsidiary guarantors, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

• was insolvent or rendered insolvent by reason of such incurrence;

• was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

• intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a subsidiary guarantee is voided, you will be unable to rely on the applicable subsidiary guarantor to satisfy your claim in the event that we fail to make one or more required payments due on the exchange notes. In addition, any payment by such subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

• the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

• the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including the contingent liabilities, as they become absolute and mature; or

• it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we and each subsidiary guarantor believe that, after giving effect to the indebtedness incurred in connection with this offering, no subsidiary guarantor will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determination or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

Certain covenants contained in the indenture will not be applicable during any period in which the exchange notes are rated investment grade by both Standard & Poor’s and Moody’s.

The indenture provides that certain covenants will not apply to us during any period in which the exchange notes are rated investment grade by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to pay dividends, incur debt and to enter into other transactions. There can be no assurance that the exchange notes will ever be rated investment grade, or that if they are rated investment grade, the exchange notes will maintain such rating. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the exchange notes are subsequently downgraded below investment grade. See “Description of exchange notes— Suspension of covenants.”

We may be unable to generate sufficient cash flows to meet our debt service obligations.

Our ability to make scheduled payments on, or to refinance our obligations with respect to our indebtedness, including the exchange notes, will depend on our financial and operating performance, which in turn will be affected by general economic conditions and by financial, competitive, regulatory and other factors beyond our control. Our business may not generate sufficient cash flow from operations or future sources of capital may not be available to us (whether under our amended and restated senior secured revolving credit facility or otherwise) in an amount sufficient to enable us to service our indebtedness, including the exchange notes, or to fund our other liquidity needs. In addition, certain of our leasing and foreign subsidiaries are subject to restrictions on their ability to make dividend payments to us.

If we are unable to generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sale and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms, would materially weaken our financial condition and results of operations and our ability to satisfy our obligations under the exchange notes.

An active trading market may not develop for the exchange notes.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The liquidity of any market for the exchange notes will depend on various factors, including:

• the number of holders of the exchange notes;

• the interest of securities dealers in making a market for the exchange notes;

• the overall market for high yield securities;

• prevailing interest rates;

• our financial performance or prospects; and

• the prospects for companies in our industry generally.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may affect you as a holder of the exchange notes.

The exchange offer

Terms of the exchange offer; Period for tendering original notes

On March 10, 2004, we sold the original notes to J.P. Morgan Securities, Inc., Credit Suisse First Boston LLC, The Royal Bank of Scotland plc, Dresdner Kleinwort Benson North America LLC, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., Tokyo-Mitsubishi International plc and Wachovia Securities LLC (collectively referred to as the initial purchasers) pursuant to a Purchase Agreement dated March 5, 2004 and as amended by an Amendment No. 1 to the Purchase Agreement dated March 9, 2004. The initial purchasers subsequently resold the original notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. When we sold the original notes, we entered into a registration rights agreement with the initial purchasers under which we agreed:

• to use our reasonable best efforts to prepare and file with the SEC a registration statement under the Securities Act relating to a registered exchange offer;

• to use our reasonable best efforts to cause the registration statement to become effective under the Securities Act;

• upon the effectiveness of the registration statement, to offer the exchange notes in exchange for surrender of the original notes; and

• to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the original notes.

Subject to terms and conditions detailed in this prospectus, we will accept for exchange original notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on                     , 2004, as it may be extended in our sole discretion.

As of the date of this prospectus, $300,000,000 aggregate principal amount of original notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of original notes known to us.

Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

The form and terms of the exchange notes are the same as the form and terms of the outstanding original notes except that:

• the exchange notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

• the provisions for payment of additional interest in case of non-registration will be eliminated;

• the exchange notes being issued in the exchange offer will not have the registration rights applicable to the original notes; and

• interest on the exchange notes will accrue from the last interest date to which interest was paid on your original notes or, if none, from the date of issuance of the original notes.

Outstanding original notes that we accept for exchange will not accrue interest after we complete the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time, on the expiration date. If we extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we extend the exchange offer, original notes that you have previously tendered will still be subject to the exchange offer, and we may accept them.

To the extent we are legally permitted to do so, we reserve the right, in our sole discretion:

• to delay the acceptance and, accordingly, the exchange of your original notes;

• to terminate the exchange offer and not accept any original notes for exchange if any of the conditions have not been satisfied; or

• to amend the exchange offer in any manner.

Any such delay in acceptance, termination or amendment will be followed by oral or written notice to the registered holders of original notes.

Without limiting the manner by which we may choose to give notice of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely press release to a financial news service.

We will promptly return your original notes without expense to you after the exchange offer expires or terminates if we do not accept them for exchange for any reason.

Procedures for tendering original notes

Only you may tender your original notes in the exchange offer. To tender your original notes in the exchange offer, you must:

• do all of the following:

• complete, sign, and date the letter of transmittal which accompanied this prospectus, or a copy of it;

• have the signature on the letter of transmittal guaranteed, if required by the letter of transmittal; and

• mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent;

OR

• if you tender your original notes under DTC’s book-entry transfer procedures, arrange for DTC to transmit an agent’s message to Wells Fargo Bank, National Association, as exchange agent, at the address set forth below under “— Exchange agent” on or before the expiration date.

In addition, one of the following must occur:

• the exchange agent must receive certificates for outstanding original notes and the letter of transmittal;

• the exchange agent must receive a timely confirmation of a book-entry transfer of your original notes into the exchange agent’s account at DTC, along with the agent’s message; or

• you must comply with the guaranteed delivery procedures described below.

An agent’s message is a computer-generated message transmitted to the exchange agent by DTC using its transfer procedures. To tender your original notes effectively, a tendering party must make sure that the exchange agent receives a letter of transmittal and other required documents or an agent’s message before the expiration date. When you tender your outstanding original notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery to the exchange agent of original notes, letters of transmittal and all other required documents is at your election and risk. We recommend that you use an overnight or hand delivery service instead of mail. If you do deliver by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow enough time to make sure your documents reach the exchange agent before the expiration date. Do not send a letter of transmittal or your original notes directly to us. You may request your brokers, dealers, commercial banks, trust companies, or nominees to make the exchange on your behalf.

Unless you are a registered holder who requests that the exchange notes be mailed to you and issued in your name, or unless you are an eligible institution (as defined below), you must have your signature on a letter of transmittal or a notice of withdrawal guaranteed by an eligible institution. An “eligible institution” is a firm which is a financial institution that is a member of a registered national securities exchange or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

If the person who signs the letter of transmittal and tenders the original notes is not the registered holder of the original notes, the registered holders must endorse the original notes or sign a written instrument of transfer or exchange that is included with the original notes, with the registered holder’s signature guaranteed by an eligible institution. We will decide whether the endorsement or transfer instrument is satisfactory.

We will decide all questions about the validity, form, eligibility, acceptance, and withdrawal of tendered original notes, and such determination will be final and binding on you. We reserve the absolute right to:

• reject any and all tenders of any particular original note not properly tendered;

• refuse to accept any original note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

• waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender original notes in the exchange offer. However, we will not waive any condition of the exchange offer relating to the requirements set forth in the Exxon Capital Holdings Corporation (May 13, 1998), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of original notes as we will determine. Neither we, the exchange agent nor any other person are under any duty to notify you, nor will we, the exchange agent or any other person incur any liability for failure to notify you, of any defect or irregularity with respect to your tender of original notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any original notes or power of attorney on your behalf, those persons must indicate their capacity when signing, and submit to us with the letter of transmittal satisfactory evidence demonstrating their authority to act on your behalf.

By tendering original notes, you represent to us that:

• you or any other person acquiring exchange notes for your original notes in the exchange offer is acquiring them in the ordinary course of business;

• neither you nor any other person acquiring exchange notes for your original notes is an “affiliate,” as defined under Rule 405 of the Securities Act, of Trinity or any of our subsidiaries guaranteeing our amended and restated senior secured revolving credit facility;

• neither you nor any other person acquiring exchange notes in exchange for your original notes is engaging or intends to engage in a distribution of the exchange notes and none of them has any arrangement or understanding with any person to participate in the distribution of exchange notes; and

• if you or another person acquiring exchange notes for your original notes is a broker-dealer, you will receive exchange notes for your own account, you acquired exchange notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

Unless an exemption from registration is otherwise available, any secondary resale by you with the intention of distributing exchange notes should be covered by an effective registration statement under the Securities Act containing the information required by Item 507 of Regulation S-K under the Securities Act.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your original notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

• may not rely on the applicable interpretations of the staff of the SEC; and

• must comply with the registration and prospectus delivery requirements of the Securities Act when reselling the exchange notes.

The delivery of an agent’s message to the exchange agent on your behalf will be deemed a representation by you to the effects stated above.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us in writing before using the prospectus in connection with the resale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished to the broker-dealer copies of any amendment or supplement to the prospectus. We have agreed that for a period of 180 days after the expiration date (as defined herein) we will amend or supplement this prospectus, if requested by the initial purchasers or by one or more broker-dealers, and make it available to any broker-dealer.

Broker-dealers who cannot make the representation that neither they nor any other person acquiring exchange notes in exchange for their original notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer cannot use this exchange offer prospectus in connection with resales of exchange notes.

If we do not receive any letters of transmittal from broker-dealers requesting to use this prospectus in connection with resales of exchange notes, we intend to terminate the effectiveness of the registration statement as soon as practicable after the consummation or termination of the exchange offer. After we terminate the effectiveness of the registration statement, broker-dealers will be unable to use this prospectus in connection with resales of exchange notes. As a result, any broker-dealers intending to use this prospectus in connection with resales of exchange notes must deliver to us a letter of transmittal so stating.

Acceptance of original notes for exchange; Delivery of exchange notes issued in the exchange offer

We will accept validly tendered original notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered original notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If we do not accept any tendered original notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered original notes by book-entry transfer, we will credit the notes to an account maintained with DTC. We will return certificates or credit the account at DTC promptly after the exchange offer terminates or expires. We will issue exchange notes in exchange for validity tendered original notes promptly after the expiration of the exchange offer.

Book-entry procedures for the global notes

The exchange agent will establish an account at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of outstanding original notes by causing DTC to transfer those outstanding original notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Procedures. The participant should transmit its acceptance to DTC on or before the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify acceptance, execute a book-entry transfer of the tendered outstanding original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

• be transmitted to and received by the exchange agent at the address listed below under “Exchange agent” on or before the expiration date; or

• the guaranteed delivery procedures described below must be complied with.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

• DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

• DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

• we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

• certain other events provided in the indenture should occur.

Guaranteed delivery procedures

If you are a registered holder of outstanding original notes who desires to tender original notes but your original notes are not immediately available, time will not permit your original notes or other required documents to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

• you tender the original notes through an eligible institution;

• before the expiration date, the exchange agent receives from the eligible institution a notice of guaranteed delivery in the form we have provided. The notice of guaranteed delivery will state the name and address of the holder of the original notes being tendered and the amount of original notes being tendered, that the tender is being made and guarantee that within five New York Stock Exchange trading days after the notice of guaranteed delivery is signed, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

• the certificates for all physically tendered outstanding original notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees, and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal rights

You may withdraw your tender of original notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must make sure that, before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a written notice of withdrawal at one of the addresses set forth under the heading “— Exchange agent” below or, if you are a participant of DTC, an electronic message using DTC’s automated procedures.

A notice of withdrawal must:

• specify the name of the person that tendered the original notes to be withdrawn;

• identify the original notes to be withdrawn, including the principal amount of the original notes;

• be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered or be accompanied by documents of transfer; and

• if you have transmitted certificates for outstanding original notes, specify the name in which the original notes are registered, if different from that of the withdrawing holder, and identify the serial numbers of the certificates.

If you have tendered original notes under the book-entry transfer procedure, your notice of withdrawal must also specify the name and number of an account at DTC to which your withdrawn original notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices of withdrawal and our determination will be final and binding on all parties. Any tendered original notes that you withdraw will be not be considered to have been validly tendered. We will return any outstanding original notes that have been tendered but not exchanged, or credit them to DTC’s account, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes before the expiration date by following one of the procedures described above.

Conditions to the exchange offer

We are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding original notes. We may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer:

• any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

• if any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939; or

• there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert or waive them at any time and for any reason. However, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange agent

You should direct all signed letters of transmittal to the exchange agent, Wells Fargo Bank, National Association. You should direct questions, requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal, and the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery:
Wells Fargo Bank, N.A	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	Sixth and Marquette
P.O. Box 1517	MAC N9303-121
Minneapolis, MN 55480-1517	Minneapolis, MN 55479

By Overnight Courier:	By Facsimile (for authorized institutions only):
Wells Fargo Bank, N.A.	(612) 667-4927
Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, MN 55479

Delivery or fax of the letter of transmittal to an address or number other than those above is not a valid delivery of the letter of transmittal.

Fees and expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses. The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses will include reasonable and customary fees and out-of-pocket expenses of the exchange agent and reasonable out-of-pocket expenses incurred by brokerage houses and other fiduciaries in forwarding materials to beneficial holders in connection with the exchange offer.

Accounting treatment

The exchange notes will be recorded at the same carrying value as the existing original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The costs of the exchange offer will be amortized over the term of the exchange notes.

Transfer taxes

If you tender outstanding original notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct us to register exchange notes in the name of, or request that your original notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

You may suffer adverse consequences if you fail to exchange outstanding exchange notes

Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your original notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for should we not complete the exchange offer.

Holders of the exchange notes issued in the exchange offer and original notes that are not tendered in the exchange offer will vote together as a single class under the indenture.

Consequences of exchanging outstanding original notes

Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the restrictions on transfer of the original notes as set forth in the legend on the original notes as a consequence of the issuance of the original notes in accordance with exceptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Original notes not exchanged in accordance with the exchange offer will continue to accrue interest at 6 1/2% per annum and will otherwise remain outstanding in accordance with their terms. Holders of original notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the original notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that exchange notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with

Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes. If any holder has any arrangement or understanding regarding the distribution of the exchange notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the SEC and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds original notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of distribution.” We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

Shelf registration

The registration rights agreement requires that we file a shelf registration statement if:

• we determine that the exchange offer as contemplated by this prospectus is not available or may not be completed because it would violate any law or applicable interpretations of the law by the staff of the SEC;

• for any other reason the exchange offer is not completed by October 6, 2004; or

• any initial purchaser so requests with respect to original notes held by the initial purchasers that are not eligible to be exchanged for exchange notes in the exchange offer.

Original notes will be subject to restrictions on transfer until:

• the date on which that original note has been exchanged for a freely transferable exchange note in the exchange offer;

• the date on which that original note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

• the date on which that original note is distributed to the public pursuant to Rule 144 under the Securities Act or may be sold under Rule 144(k) under the Securities Act.

Use of proceeds

We are making the exchange offer to satisfy our obligation under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive an equal principal amount of original notes. The original notes surrendered in exchange for the exchange notes will be retired and cancelled.

The net proceeds from the issuance and sale of the original notes were approximately $292.5 million after deducting the initial purchasers’ commissions and estimated offering expenses. We have used or expect to use the net proceeds:

• to repay all $162.8 million of outstanding indebtedness under our existing credit facility; and

• for general corporate purposes, including, among others, to make capital expenditures in strategic manufacturing facilities and fund working capital requirements of our railcar manufacturing operations.

Concurrently with the consummation of the offering of the original notes, we amended and restated our existing credit facility to provide for a $250.0 million senior secured revolving credit facility. Letters of credit issued under our existing credit facility in an aggregate principal amount of $111.1 million as of March 31, 2004 remain outstanding under our amended and restated senior secured revolving credit facility.

Capitalization

The following table sets forth our capitalization as of March 31, 2004. This table should be read in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of
March 31,
2004

(Dollars in millions)	Actual

Cash and cash equivalents	$151.3

Total debt:
Amended and restated revolving credit facility(a)	$—
Notes offered hereby	300.0
7.755% equipment notes	170.0
Warehouse facility(b)	108.6
Other debt	5.6

Total debt	584.2

Series B redeemable convertible preferred stock	57.9
Total stockholders’ equity	996.1

Total capitalization	$1,638.2

(a) Concurrently with the consummation of the offering of the original notes, we entered into an amended and restated $250.0 million senior secured revolving credit facility. Letters of credit issued under our credit facility in an aggregate principal amount of $111.1 million as of March 31, 2004 remain outstanding under our amended and restated senior secured revolving credit facility. As of March 31, 2004, we had $138.9 million of available borrowings under our amended and restated senior secured revolving credit facility.

(b) As of March 31, 2004, TRL II had $108.6 million outstanding and $191.4 million of available borrowings under the warehouse facility.

Selected historical consolidated financial data

The following financial information as of and for the years ended March 31, 2000 and 2001, the nine months ended December 31, 2001, and the years ended December 31, 2002 and 2003 has been derived from our audited consolidated financial statements. The selected consolidated financial information as of and for the three months ended March 31, 2003 and 2004 has been derived from unaudited consolidated financial statements, which, in management’s opinion, reflect all adjustments (consisting of normal and recurring accruals) necessary to present fairly the Company’s financial position and results of operations for those periods. Interim results are not necessarily indicative of results that may be expected from any other interim period or for a full year. When you read this selected historical consolidated financial and other data, it is important that you read along with it the historical financial statements and related notes in our consolidated financial statements included in this prospectus, as well as “Management’s discussion and analysis of financial condition and results of operations.” In September 2001, we changed our fiscal year-end from March 31 to December 31. The information as of and for the year ended December 31, 2001 and the nine months ended December 31, 2000 has been derived from our unaudited consolidated financial statements and has been included herein for informational and comparison purposes.

	Year ended		Nine months ended					Three months
	March 31,		December 31,		Year ended December 31,			ended March 31,
(in millions, except per share and
other financial data)	2000	2001	2000	2001	2001	2002	2003	2003	2004

			(unaudited)		(unaudited)			(unaudited)
Statement of operations data:
Revenues	$2,740.6	$1,904.3	$1,485.6	$1,347.8	$1,766.5	$1,487.3	$1,432.8	$289.1	$454.9
Operating costs:
Cost of revenues(a)	2,278.2	1,756.7	1,331.4	1,234.5	1,659.8	1,314.0	1,260.4	266.4	425.1
Selling, engineering and administrative expenses(a)	183.4	213.7	162.1	129.7	181.3	162.6	159.0	34.1	36.3

Operating profit (loss)	279.0	(66.1)	(7.9)	(16.4)	(74.6)	10.7	13.4	(11.4)	(6.5)
Other (income) expense:
Interest income	(2.0)	(6.9)	(5.5)	(2.5)	(3.9)	(1.2)	(0.7)	(0.1)	(0.2)
Interest expense	20.4	28.9	21.3	21.7	29.3	36.3	34.9	9.5	10.1
Other, net	(2.3)	28.2	30.5	4.9	2.6	—	(6.5)	(0.8	0.1

Income (loss) before income taxes	262.9	(116.3)	(54.2)	(40.5)	(102.6)	(24.4)	(14.3)	(20.0)	(16.5)
Provision (benefit) for income taxes	97.4	(41.9)	(19.5)	(5.8)	(28.2)	(4.8)	(4.3)	(5.5)	(5.7)

Net income (loss)(b)	165.5	(74.4)	(34.7)	(34.7)	(74.4)	(19.6)	(10.0)	(14.5)	(10.8)
Dividends on Series B preferred stock	—	—	—	—	—	—	(1.6)	—	(0.8)
Net income (loss) applicable to common shareholders	$165.5	$(74.4)	$(34.7)	$(34.7)	$(74.4)	$(19.6)	$(11.6)	$(14.5)	$(11.6)
Net income (loss) per share applicable to common shareholders:
Basic	$4.17	$(1.98)	$(0.92)	$(0.90)	$(1.94)	$(0.43)	$(0.25)	$0.32)	$(0.25)
Diluted	$4.15	$(1.98)	$(0.92)	$(0.90)	$(1.94)	$(0.43)	$(0.25)	$0.32)	$(0.25)
Weighted average number of shares outstanding:
Basic	39.7	37.5	37.6	38.7	38.3	45.3	45.6	45.5	46.2
Diluted	39.9	37.5	37.6	38.7	38.3	45.3	45.6	45.5	46.2
Cash dividends per common share	$0.72	$0.72	n/a	$0.54	n/a	$0.24	$0.24	$0.06	$0.06

	Year ended		Nine months ended						Three months
	March 31,		December 31,		Year ended December 31,				ended March 31,
(in millions, except per share and
other financial data)	2000	2001	2000	2001	2001	2002	2003		2003	2004

			(unaudited)		(unaudited)				(unaudited)
Statement of cash flows data:
Net cash provided by operating activities	$268.2	$90.9	$56.0	$200.1	$235.0	$120.7	$114.9		$87.6	$(71.7)
Net cash required by investing activities	(115.1)	(300.9)	(187.2)	(110.1)	(223.8)	(151.1)	(40.9)		(65.9)	(39.9)
Net cash provided by (used for) financing activities	(149.7)	206.6	129.1	(81.3)	(3.8)	27.3	(47.1)		4.5	216.9
Other financial data:
EBITDA(c)	$363.6	$1.7	$36.9	$47.4	$12.2	$102.6	$106.2		$11.3	$15.7
Depreciation and amortization	80.3	89.1	69.8	66.2	85.5	90.7	85.6		21.8	22.1
Capital expenditures	$167.2	$350.2	$229.3	$133.3	$254.2	$172.2	$284.9		$68.4	$36.8
Ratio of earnings to fixed charges(d)	12.14x	(e)	n/a	(e)	n/a	(e)	(e)		(e)	(e)
As adjusted ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a	(f)		n/a	(f)
Balance sheet data: (as of end of period)
Cash and cash equivalents	$16.9	$13.5	$14.8	$22.2	$22.2	$19.1	$46.0			$151.3
Total assets	1,738.5	1,825.9	1,755.5	1,952.0	1,952.0	1,956.5	2,007.9			2,166.2
Debt:
Recourse	265.5	537.8	450.1	476.3	476.3	375.1	298.5			475.6
Non-recourse	—	—	—	—	—	113.8	96.7	(g)		108.6
Series B redeemable convertible preferred stock	—	—	—	—	—	—	57.8			57.9
Total stockholders’ equity	$1,015.1	$879.0	$926.0	$1,009.4	$1,009.4	$1,001.6	$1,003.8			$996.1

(a) Includes charges of: $140.9 million for unusual charges for fiscal year 2001, $85.1 million for unusual charges for the nine months ended December 31, 2000, $64.3 million for unusual charges for the nine months ended December 31, 2001, and $120.1 million for unusual charges for the year ended December 31, 2001. See “Management’s discussion and analysis of financial condition and results of operations— Unusual charges.”

(b) Includes after tax charges or credit of: $110.9 million for unusual charges for fiscal year 2001, $75.2 million for unusual charges for the nine months ended December 31, 2000, $50.4 million for unusual charges for the nine months ended December 31, 2001, and $86.1 million for unusual charges for the year ended December 31, 2001; and does not include preferred stock dividends of $1.6 million for the year ended December 31, 2003. See “Management’s discussion and analysis of financial condition and results of operations— Unusual charges.”

(c) “EBITDA” is defined as net income plus income taxes, interest expense, and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our ability to incur and service debt. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. In addition, our calculation of EBITDA is different than that used in the covenants concerning our amended and restated senior secured revolving credit facility and the indenture governing the exchange notes. See “Description of exchange notes.”

Our reconciliation of EBITDA to net income (loss) and net cash from operating activities is set forth in the following table:

								Three months
	Year ended		Nine months ended					ended
	March 31,		December 31,		Year ended December 31,			March 31,

(Dollars in millions)	2000	2001	2000	2001	2001	2002	2003	2003	2004

		(unaudited)		(unaudited)				(unaudited)
EBITDA reconciliation:
EBITDA	$363.6	$1.7	$36.9	$47.4	$12.2	$102.6	$106.2	$11.3	$15.7
Interest expense	20.4	28.9	21.3	21.7	29.3	36.3	34.9	9.5	10.1
Income tax expense (benefit)	97.4	(41.9)	(19.5)	(5.8)	(28.2)	(4.8)	(4.3)	(5.5)	(5.7)
Depreciation and amortization	80.3	89.1	69.8	66.2	85.5	90.7	85.6	21.8	22.1

Net income (loss)	165.5	(74.4)	(34.7)	(34.7)	(74.4)	(19.6)	(10.0)	(14.5)	(10.8)
Depreciation and amortization	80.3	89.1	69.8	66.2	85.5	90.7	85.6	21.8	22.1
Provision for deferred income taxes	13.0	(45.7)	(37.3)	(9.1)	(17.5)	56.0	10.1	(1.8)	(5.7)
Unusual charges	—	173.3	117.5	66.4	122.2	—	—	—	—
Other non-cash charges	(8.1)	(10.2)	(7.9)	1.4	(0.9)	0.8	(7.4)	(2.0)	(0.1)
Net changes in certain assets and liabilities	17.5	(41.2)	(51.4)	109.9	120.1	(7.2)	36.6	84.1	(77.2)

Net cash from operating activities	$268.2	$90.9	$56.0	$200.1	$235.0	$120.7	$114.9	$87.6	$(71.7)

(d) For the purpose of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest.

(e) Earnings were inadequate to cover fixed charges for the year ended March 31, 2001, the nine months ended December 31, 2001, the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004. The deficiencies for these periods were $116.3 million, $40.5 million, $24.4 million, $14.3 million, $20.0 million and $16.5 million, respectively.

(f) On an as adjusted basis giving effect to the issuance of the $300 million of original notes, earnings to cover fixed charges for the year ended December 31, 2003 and for the three months ended March 31, 2004 were inadequate by $26.1 million and $21.2 million, respectively.

(g) Non-recourse debt consists of a warehouse facility utilized by TRL II to finance or refinance railcars acquired or owned by TRL II and, as of December 31, 2003, $25.6 million of debt that belongs to a variable interest trust that we were required to consolidate under FASB Interpretation No. 46 “Consolidation of Variable Interest Entities.” See notes 1 and 9 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. As of February 2004, the sale of our equity interest in this variable interest trust was complete, and this trust is no longer consolidated.

Management’s discussion and analysis of financial

condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the notes accompanying those statements, which are included in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on our current expectations, which are inherently subject to risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors. We undertake no obligation beyond what is required under applicable securities law to publicly update or revise any forward looking statement to reflect current or future events or circumstances, including those set forth herein, in the section entitled “Risk factors” and elsewhere in this prospectus.

Overview

Trinity Industries, Inc. is a diversified industrial company providing a variety of products and services for the transportation, industrial and construction sectors of the marketplace. We operate in five distinct business groups which we report on a segment basis: the Rail Group, Construction Products Group, Inland Barge Group, Industrial Products Group and Railcar Leasing and Management Services Group. We also report All Other which includes our smaller peripheral businesses.

We operate in cyclical industries. In 2003, we began to witness an increase in industrial activity and signs of improvement in the manufacturing sector, which has experienced difficult market conditions over the past several years. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to decreased demand for new and replacement products. During the downturn, we implemented company-wide cyclicality management processes in order to identify future demand for our products and new market opportunities. We also assessed our manufacturing capacity and took steps to rationalize our production facilities in line with the nature and location of the demand that we perceived. In that regard, we continued our investment in production capacity in Mexico to take advantage of the lower cost manufacturing environment. We intend to increase our investment in Mexico in the future.

The improvement in industrial and manufacturing activity that we see is reflected in an increase in new car orders for us and industry wide throughout 2003, after several years of decline. We ended 2003 with a significantly higher backlog in our Rail Group with an approximate 5,400 car increase year over year. In addition, improvement in the rail industry was seen in our Railcar Leasing and Management Services Group, where leasing revenues in 2003 increased by 34.1%, fueled by sales from the lease fleet, growth in the size of the lease fleet and improvement in fleet utilization. Global Insight has estimated that U.S. carload traffic will grow 3.1% in 2004, 2.2% in 2005, 1.6% in each of 2006 and 2007 and 0.9% in 2008. Increasing rail traffic should spark another key driver of new car demand— the need to improve productivity and efficiency through the replacement of older, smaller, inefficient units. The average age of the U.S. freight car fleet is approximately 18.8 years, with 32.8% older than 25 years. The average age of the Canadian car fleet is 22.3 years, with 45.5% in service for over 25 years. The average age of the Mexican car fleet is 26.0 years, with 88.5% of the fleet over 20 years and 67.4% over 25 years. We believe each of these factors will be key drivers of increased railcar sales over the next few years. Global Insight has estimated railcar deliveries for the industry to increase by approximately 15,200 railcars in 2004 to approximately 47,400 railcars and has estimated deliveries for 2005-2008 of approximately 53,200 railcars in 2005; 53,500 railcars in 2006; 50,700 railcars in 2007 and 49,000 railcars in 2008.

To help finance and manage our production and delivery of railcars, we use a captive financing subsidiary, Trinity Industries Leasing Company, or TILC. TILC or TRL II, its qualified subsidiary, purchases a portion of our railcar production, financing the costs through a non-recourse warehouse lending facility (as described herein) and refinancing those borrowings through sale/leaseback and other leveraged lease or equipment trust financing transactions. In 2003, TILC purchases represented approximately 49.5% of our North American railcar production. For the first quarter of 2004, TILC purchases represented 18.8% of our North American railcar production.

However, as external demand for our railcars increases, we expect that intersegment railcar production as a percentage of our total sales will decline. On a segment basis, our Rail Group recognizes revenue at the time of the intersegment sale to TILC and this revenue and the related profit is eliminated in consolidation.

The principal material used in our rail, inland barge and industrial products segments is steel. At the current time, the price of steel in the United States is increasing due to several factors. Primary causes are increased demand, the significant increase in scrap prices, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. Raw inputs, especially scrap, are in tight supply due to foreign demand, primarily from China. China is absorbing not only raw inputs but also significant amounts of global supply. U.S. imports are expensive and are also limited because of the weaker U.S. dollar and the significant increase in global freight rates. Spot market pricing for plate products and hot rolled coil has shown a substantial increase over the last six months. Some of our steel suppliers have implemented surcharges based on rising steel prices.

These steel market issues are also negatively impacting the price and availability of key railcar and barge components, many of which are manufactured predominantly through the use of scrap or steel. Many of our suppliers of subassemblies and parts are smaller companies which may experience higher steel prices and limited access in times of tight supply. Also, due to consolidation and challenging industry conditions, there are only one major and two smaller U.S. suppliers of large railroad castings for freight cars. However, foreign sources are helping to address U.S. market demand. In general, we believe there is enough capacity to meet current production levels in the industry. We believe our existing contracts and other relationships we have in place will meet our current production forecasts. However, any unanticipated interruption in our supply chain or further raw material price increases would have an impact on both our margins and production schedules as we work to meet market demands.

Trinity Marine Products, Inc., or TMP, an entity within the Inland Barge Group, together with Trinity, has been named as a co-defendant in four separate lawsuits filed by multiple plaintiffs on various dates. These suits allege similar causes of action related to defects in coating materials manufactured and supplied by co-defendants and coatings application workmanship by TMP. One of the suits is seeking class certification, which if certified by the Court, could potentially increase the total number of barges involved in the case. Two of the four suits involve 30 tank barges sold at an average price of approximately $1.4 million, and the other two suits involve 140 hopper barges sold at an average price of approximately $280,000. In all of these cases, the plaintiffs seek both compensatory and punitive damages and/or rescission of the barge purchase contracts. Independent experts investigating the claims have expressed the opinion that technical arguments presented by the plaintiffs in this litigation are without merit. The Company and TMP are defending these cases vigorously (see note 17 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus). As of March 31, 2004, one of the four plaintiffs owed TMP approximately $8.7 million related to contracts for barges not involved in the litigation. TMP has filed suit for collection of the past due amount. On March 15, 2004, the Company and TMP entered into a settlement agreement with a purchaser in litigation similar to that described above related to 28 tank barges owned and/or operated by such purchaser, pursuant to which we and the purchaser agreed to, among other elements, joint monitoring of the barge coating and void compartment maintenance procedures and a mutual release of all claims against one another.

In a proceeding unrelated to the foregoing litigation, the Company and TMP filed a declaratory judgment action seeking declaration by the Court of the Company’s and TMP’s (i) obligations related to allegations of exterior coatings and coatings application on 65 tank barges and (ii) rights and remedies relative to an insurance policy in which TMP was named as an additional insured and which was applicable to the coatings on the 65 barges. The barge owners filed a response proceeding claiming actual damages of $6.5 million and punitive damages of $10.0 million.

Results of operations

Three months ended March 31, 2004 compared with three months ended March 31, 2003

Our consolidated net loss for the three months ended March 31, 2004 was $10.8 million compared to a net loss of $14.5 million for the same period last year. Net loss applicable to common shareholders for the three months ended March 31, 2004 was $11.6 million ($0.25 loss per diluted share) as compared to $14.5 million ($0.32 per diluted share) for the three months ended March 31, 2003. The difference between net loss and net loss applicable to common shares for the three months ended March 31, 2004 is the $0.8 million in accrued dividends and accreted discount costs on the Series B preferred stock.

Revenues. Revenues were $454.9 million for the three months ended March 31, 2004 compared to $289.1 million for the three months ended March 31, 2003. The increase was primarily due to a significant increase in outside sales by the Rail Group. The increase in revenues for the Construction Products Group is the result of favorable weather conditions and acquisitions during the later part of 2003. The increased revenue from the Railcar Leasing and Management Services Group is a result of an increase in the size of the fleet as well as an increase in utilization.

The following table reconciles the revenue amounts discussed under our operating segments with the consolidated total revenues shown in the Selected Financial Data.

	Three Months Ended March 31,

	2004			2003

(Dollars in millions)	Outside	Intersegment	Total	Outside	Intersegment	Total

Rail Group	$225.2	$35.7	$260.9	$84.0	$65.1	$149.1
Construction Products Group	120.0	0.1	120.1	103.49	0.1	103.5
Inland Barge Group	43.3	—	43.3	44.1	—	44.1
Industrial Products Group	30.4	1.4	31.8	27.7	0.8	28.5
Railcar Leasing and Management
Services Group	35.1	—	35.1	28.5	—	28.5
All Other	0.9	6.7	7.6	1.4	5.9	7.3
Eliminations	—	(43.9)	(43.9)	—	(71.9)	(71.9)

Consolidated Total	$454.9	$—	$454.9	$289.1	$—	$289.1

Operating profit (loss)

	Three months
	ended March 31,

(Dollars in millions)	2004	2003

Rail Group	$(3.6)	$(10.3)
Construction Products Group	2.0	3.1
Inland Barge Group	(5.7)	(0.8)
Industrial Products Group	0.8	—
Railcar Leasing and Management Services Group	9.6	8.6
All Other	1.3	0.9
Corporate	(7.6)	(7.2)
Eliminations	(3.3)	(3.9)

Consolidated Total	$(6.5)	$(11.4)

Operating loss decreased $4.9 million to $6.5 million for the three months ended March 31, 2004 compared to $11.4 million for the same period in 2003. This improvement is primarily the result of improved efficiencies due to increased volumes and an increase in our leasing fleet size and utilization, partially offset by losses on sales contracts resulting from increases in the price of steel and other raw materials with steel content.

Other Income and Expenses. Other income and expense included interest income, interest expense and other, net. Interest expense increased $0.6 million to $10.1 million for the three months ended March 31, 2004 compared to $9.5 million for the same period in 2003, an increase of 6.3%. The increase was primarily attributable to the write-off of deferred loans fees of $1.2 million in connection with early retirement of the term loan in March of 2004.

Other, net was a loss of $0.1 million of expense for the three months ended March 31, 2004 compared to income of $0.8 million for the comparable period in 2003. The decrease was primarily due to a smaller amount of gains on sales of property, plant, and equipment and an increase in foreign currency losses in 2004.

Income Taxes. The current year effective tax rate of 34.75% was less than the statutory rate of 35% due to higher foreign income which is at lower effective tax rates.

Rail Group

	Three months ended
	March 31,

(Dollars in millions)	2004	2003

Revenues:
North American Rail	$172.7	$98.1
Europe Rail	55.8	29.5
Components	32.4	21.5

Total revenues	$260.9	$149.1
Operating loss	$(3.6)	$(10.3)
Operating loss margin	(1.4)%	(6.9)%

Railcars shipped in North America increased 64.0% to approximately 2,800 cars during the three months ended March 31, 2004 compared to the same period in 2003, resulting in a revenue increase for the North American operations of 76.0% over the same period last year. As of March 31, 2004, the North American backlog increased 109% to approximately 17,200 cars compared to the same period last year.

Railcars shipped in Europe increased 65.7% to approximately 800 cars during the three months ended March 31, 2004 compared to the same period last year, while revenues for the European operations increased 89.2% over the same period in 2003. As of March 31, 2004, the European backlog was approximately 2,000 cars compared to 2,400 in the same period last year.

The operating loss for the Rail Group decreased $6.7 million to $3.6 million for the three months ended March 31, 2004 compared to the same period last year. While increased volumes improved manufacturing efficiencies, operating profit was adversely affected by the mix of orders which were completed during the quarter, start-up costs related to reopening manufacturing facilities, and increased steel and component costs. During the quarter ended March 31, 2004, the Rail Group recorded a loss provision of $2.7 million related to steel and component cost increases on certain contracts which will be completed during the remainder of 2004.

In the three months ended March 31, 2004 railcar sales to Trinity Industries Leasing Company included in the Rail Group results were $34.2 million compared to $64.3 million in the comparable period in 2003 with profit of $3.3 million compared to $3.9 million for the same period in 2003. Sales to Trinity Industries Leasing Company and related profits are eliminated in consolidation.

Construction Products Group

	Three months ended
	March 31,

(Dollars in millions)	2004	2003

Revenues	$120.1	$103.5
Operating profit	$2.0	$3.1
Operating profit margin	1.7%	3.0%

Revenues increased 16% for the three months ended March 31, 2004 compared to the same period in 2003. The increase in revenues was primarily attributable to an increase in the Highway Safety business and the Concrete and Aggregate business. The Highway Safety business has increased due to favorable weather conditions and an improvement in the market demand for our products. The Concrete and Aggregate business has increased due to acquisitions in the later part of 2003 and early 2004. Operating profit percentage for the quarter decreased over the same period last year as a result of the steel price increases in the Structural Bridge portion of this segment and competitive pricing pressure in certain markets of our Concrete and Aggregate business as well as the impact of year over year unfavorable weather.

Inland Barge Group

	Three months ended
	March 31,

(Dollars in millions)	2004	2003

Revenues	$43.3	$44.1
Operating profit (loss)	$(5.7)	$(0.8)
Operating profit (loss) margin	(13.2)%	(1.8)%

Revenues decreased $0.8 million for the three months ended March 31, 2004 compared to the same period in 2003. This was primarily due to a decrease in tank barge volume, offset by an increase in deck and specialty barge sales. Operating loss for the current quarter was $5.7 million, an increase of $4.9 million compared to the same period last year. This was primarily due to a $4.6 million loss related to steel price increases on contracts that will be completed during the remainder of 2004 and increased barge litigation costs. Barge litigation costs were $1.0 for the three months ended March 31, 2004 and $0.6 million for the three months ended March 31, 2003.

Industrial Products Group

	Three months
	ended March 31,

(Dollars in millions)	2004	2003

Revenues	$31.8	$28.5
Operating profit	$0.8	$—
Operating profit margin	2.5%	—%

Revenues increased 11.6% for the three months ended March 31, 2004 compared to the same period in 2003. This increase of $3.3 million was due to increased sales in domestic tanks in the U.S. and an increase in the sale of heads used for tank car production and other railcar equipment, offset by lower sales in Mexico. The operating profit margin for the current quarter is higher than the same quarter last year due to improved efficiencies based on increased volume and increased sales of tank car heads and other railcar equipment.

Railcar Leasing and Management Services Group

	Three months
	ended March 31,

(Dollars in millions)	2004	2003

Leasing and management revenues	$34.6	$27.7
Lease fleet sales	0.5	0.8

Total revenues	$35.1	$28.5
Operating profit— leasing and management	9.4	8.4
Operating profit— lease fleet sales	0.2	0.2

Total operating profit	$9.6	$8.6
Operating profit margin	27.4%	30.2%
Fleet utilization	98.3%	94.0%

Total revenues increased $6.6 million for the three months ended March 31, 2004 compared to the same period last year. This increase of 23.2% is due to both an increase in rental revenues due to additions to the lease fleet as well as improved fleet utilization. Operating profit increased to $9.6 million for the three months ended March 31, 2004 compared to $8.6 million for the same period in 2003. The increase in operating profit is due to the increased size of the rental fleet, improved utilization, offset by an increase in lease expense associated with the leveraged lease financing.

As of March 31, 2004, the Leasing and Management Services Group’s rental fleet of approximately 19,100 owned or leased railcars has an average age of 5.3 years and an average remaining lease term of 6.26 years.

All Other

Revenues in All Other increased to $7.6 million for the three months ended March 31, 2004. This increase was primarily attributable to an increase in intersegment sales by our transportation company. Operating profit was $1.3 million for the three months ended March 31, 2004 compared to an operating loss of $0.9 million in the same period in 2003.

Year ended December 31, 2003 compared with the year ended December 31, 2002.

Our consolidated net loss for 2003 was $10.0 million as compared to a net loss of $19.6 million for 2002. Net loss applicable to common stockholders for 2003 was $11.6 million ($0.25 loss per diluted share) as compared to $19.6 million ($0.43 per diluted share) for 2002. The difference between net loss and net loss applicable to common shares for 2003 is the $1.6 million in accrued dividends and accreted offering costs on the Series B preferred stock.

Revenues. Revenues decreased $54.5 million to $1,432.8 million for the year ended December 31, 2003 compared to $1,487.3 million for the year ended December 31, 2002. The decline in revenues was primarily due to a decline in sales in our Inland Barge Group, Construction Products Group and Industrial Products Group offset by higher revenues in our Railcar Leasing and Management Services Group.

The following table reconciles the revenue amounts discussed under our operating segments with the consolidated total revenues shown in the Selected Financial Data.

	Year ended December 31,

	2003			2002

(Dollars in millions)	Outside	Intersegment	Total	Outside	Intersegment	Total

Rail Group	$494.5	$240.1	$734.6	$504.3	$125.1	$629.4
Construction Products Group	488.8	1.1	489.9	503.9	0.9	504.8
Inland Barge Group	170.6	—	170.6	211.7	—	211.7
Industrial Products Group	120.7	4.1	124.8	140.1	3.0	143.1
Railcar Leasing and Management
Services Group	153.8	—	153.8	114.7	—	114.7
All Other	4.4	26.5	30.9	12.6	26.9	39.5
Eliminations	—	(271.8)	(271.8)	—	(155.9)	(155.9)

Consolidated Total	$1,432.8	$—	$1,432.8	$1,487.3	$—	$1,487.3

Selling, engineering and administrative expenses. Selling, engineering and administrative expenses decreased $3.6 million to $159.0 million for the year ended December 31, 2003 compared to $162.6 million for the comparable period in 2002, a decrease of 2.2%. The decrease was a result of continued cost reduction efforts. During 2002, we signed a managed services contract to implement a new financial system and to outsource certain accounting and processing activities. While expected to produce overall savings in future years, this project did result in incremental selling, engineering and administrative costs of approximately $8.9 million ($0.14 per common share).

Operating profit

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Rail Group	$(6.2)	$(41.5)
Construction Products Group	37.5	48.3
Inland Barge Group	(4.7)	4.7
Industrial Products Group	8.4	2.4
Railcar Leasing and Management Services Group	41.0	31.3
All Other	(8.4)	(5.7)
Corporate and Eliminations	(54.2)	(28.8)

Consolidated total	$13.4	$10.7

Operating profit improved to $13.4 million for the year ended December 31, 2003 compared to $10.7 million for the same period in 2002. Operating margins improved in the Rail Group due to improved efficiencies associated with an increase in volume, offset by $2.3 million of estimated losses on future deliveries as a result of steel surcharges. The increase in operating profit was also due to improvement in margins in the U.S. propane tank business and improved efficiencies in the tank heads business. Operating profit for Inland Barge Group was adversely impacted by an additional $1.5 million in costs incurred related to litigation aggregating approximately $4.0 million for the year as well as $4.1 million related to estimated losses on future deliveries as a result of steel surcharges. Operating profit for the Industrial Products Group in 2002 was negatively impacted by a $2.2 million reserve established for a long-term propane tank equipment lease receivable from a customer who began operating under bankruptcy protection.

Other income and expense. Other income and expense included interest income, interest expense and other, net. Interest expense, net of interest income decreased $0.9 million to $34.2 million for the year ended December 31, 2002 compared to $35.1 million for the same period in 2002.

Other income is primarily attributable to gains on sales of non-operating assets, primarily land, offset by losses on equity investments and foreign exchange transactions. The increase in 2003 was attributable to an increase in the gain on sales of non-operating assets.

Income taxes. The benefit for income taxes, as a percentage of loss before taxes, increased to 30.2% in 2003 from 19.5% in 2002 primarily due to changes in taxes related to our foreign operations.

Rail Group

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Revenues:
North American Rail	$494.5	$349.3
Europe Rail	139.6	185.8
Components	100.5	94.3

Total revenues	$734.6	$629.4
Operating loss	$(6.2)	$(41.5)
Operating loss margin	(0.8)%	(6.6)%

Revenues increased 16.7% for the year ended December 31, 2003 compared to the same period in 2002. This increase was primarily due to North American railcar shipments of approximately 8,300 railcars compared to the prior year of approximately 4,800 railcars. Operating results showed improvement for 2003 based on the higher North American volume. Shipments for North America in 2004 are expected to improve as we enter 2004 with a backlog of approximately 11,800 railcars. Our European rail operations showed a decrease in the number of cars shipped due to a decline in the market. European revenues for 2003 decreased by 24.9% compared to the same period in 2002. Shipments of approximately 2,100 railcars for 2003 were approximately 400 fewer railcars than 2002. We enter 2004 with a stronger backlog in Europe which has increased over 40% since December 31, 2002 to approximately 2,150 railcars.

In the year ended December 31, 2003, railcar sales to our Railcar Leasing and Management Services Group included in the Rail Group results were $238.4 million compared to $119.0 million in the comparable period in 2002 with operating profit of $15.8 million in 2003 compared to $5.9 million in comparable period in 2002. Sales to Railcar Leasing and Management Services Group and related profits are eliminated in consolidation.

Construction Products Group

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Revenues	$489.9	$504.8
Operating profit	$37.5	$48.3
Operating profit margin	7.7%	9.6%

Revenues decreased $14.9 million for the year ended December 31, 2003 compared to the same period in 2002. The decrease in revenues was primarily attributable to lower demand in Highway Safety products, exiting certain non-core product lines since the first quarter of 2002, reduced production in the Structural Bridge business, and reduced product volume and competitive pricing pressures in the fittings business. These revenue reductions were offset by an increase in production in the Concrete and Aggregates business due to good weather and strong demand. Operating profit margin decreased as a result of reduced volume, competitive pricing pressures and increased fuel and insurance costs.

Inland Barge Group

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Revenues	$170.6	$211.7
Operating profit (loss)	$(4.7)	$4.7
Operating profit (loss) margin	(2.8)%	2.2%

Revenues decreased approximately $41.1 million compared to the prior year primarily due to a decrease in hopper barge shipments. For the year ended December 31, 2003, approximately 300 hopper barges were delivered compared to approximately 500 for the same period in 2002. The decrease in units was due to the severe downturn in the hopper barge market. The composite business also experienced a decrease in revenue due to the downturn of the hopper barge market. For the tank barge business, 51 barges were delivered compared to 48 for the same period last year.

Operating profit declined approximately $9.4 million from the prior year due to the reduced hopper barge and composite sales and was adversely impacted by an additional $1.5 million in costs incurred related to litigation aggregating $4.0 million for the year as well as $4.1 million related to estimated losses on future deliveries as a result of steel surcharges.

Industrial Products Group

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Revenues	$124.8	$143.1
Operating profit	$8.4	$2.4
Operating profit margin	6.7%	1.7%

Revenues declined 12.8% for the year ended December 31, 2003 compared to the same period in 2002. The decline in revenues is primarily due to the sale of the specialty tank heads product line in the United States during 2002 and a decline in propane tank related sales in Mexico. Overall, the increase in operating profit was primarily due to improvement in operating margins in the U.S. propane tank and tank heads businesses as a result of improved manufacturing efficiency, sales and marketing and overall product mix. Operating profit in 2003 was negatively impacted by a $0.9 million write down of long-lived assets in Brazil. The prior year was impacted by the establishment of a $2.2 million allowance for bad debt due to a customer declaring bankruptcy as well as a decline in propane tank related sales in Mexico.

Railcar Leasing and Management Services Group

	Year ended
	December 31,

(Dollars in millions)	2003	2002

Leasing and management revenues	$118.6	$109.9
Lease fleet sales	35.2	4.8

Total revenues	$153.8	$114.7
Operating profit— leasing and management	37.0	29.7
Operating profit— lease fleet sales	4.0	1.6

Total operating profit	$41.0	$31.3
Operating profit margin	26.7%	27.3%

Revenues for this group include railcar lease revenues and management fees as well as sales of railcars from our lease fleet. Total revenues in 2003 increased over 2002 due to the increase of $30.4 million in railcar sales and $8.7 million due to an increase in the size of the lease fleet that includes both company-owned railcars and railcars we lease under operating leases, as well as higher fleet utilization. We manage a lease portfolio of approximately 67,000 railcars.

The increase in operating profit was due to the increased size of the rental fleet, improved utilization, as well as a decrease in rental abatement. Operating profit from the sale of railcars was $4.0 million in 2003 compared to $1.6 million in 2002.

All Other

Revenues in All Other decreased to $30.9 million in the year ended December 31, 2003 from $39.5 million for the year ended December 31, 2002. The decline in revenues is primarily due to a decline in the structural tower business. Operating loss was $8.4 million for the year ended December 31, 2003 and $5.7 million in the same period in 2002. The increase in the operating loss is primarily due to costs associated with non-operating plants.

Twelve months ended December 31, 2002 compared with the twelve months ended December 31, 2001.

We changed our year-end in 2001 from March 31 to December 31 and, as a result, included in our Statement of Operations are the twelve months ended December 31, 2002 as compared to the nine months ended December 31, 2001. Compared to the nine-month period, revenues improved $139.5 million due to having an additional three months of operation offset by a drop in revenues for the Rail Group caused by the reduction in North American railcar shipments. Operating profit improved to a profit of $10.7 million compared to a loss of $16.4 million for the nine-month period. The nine-month period included unusual charges of $64.3 million (see “Unusual charges”). Interest expense also increased as a result of increased debt incurred. Our management discussion and analysis which follows is based on a comparison of the twelve months ended December 31, 2002 to the unaudited comparable twelve months ended December 31, 2001.

Our net loss for the twelve months ended December 31, 2002 was $19.6 million ($0.43 per diluted common share) as compared to a net loss of $74.4 million ($1.94 per diluted share) for the twelve months ended December 31, 2001, a decrease of the net loss of $54.8 million.

Revenues. Revenues decreased $279.2 million to $1,487.3 million for the twelve months ended December 31, 2002 compared to $1,766.5 million for the twelve months ended December 31, 2001, a decrease of 15.8%. The decline in revenues was primarily due to the reduction in North American railcar shipments, exiting certain lines of business in the Construction Products Group, All Other groups and the structural towers business.

The following table reconciles the revenue amounts discussed under each segment with the consolidated total revenues shown in the Selected Financial Data.

	Twelve months ended December 31,

	2002			2001

(Dollars in millions)	Outside	Intersegment	Total	Outside	Intersegment	Total

Rail Group	$504.3	$125.1	$629.4	$700.0	$257.5	$957.5
Construction Products Group	503.9	0.9	504.8	543.8	6.5	550.3
Inland Barge Group	211.7	—	211.7	206.6	0.1	206.7
Industrial Products Group	140.1	3.0	143.1	139.9	7.6	147.5
Railcar Leasing and
Management Services
Group	114.7	—	114.7	114.1	—	114.1
All Other	12.6	26.9	39.5	62.1	43.9	106.0
Eliminations	—	(155.9)	(155.9)	—	(315.6)	(315.6)

Consolidated total	$1,487.3	$—	$1,487.3	$1,766.5	$—	$1,766.5

Selling, engineering and administrative expense. Selling, engineering and administrative expenses decreased $18.7 million to $162.6 million for the twelve months ended December 31, 2002 compared to $181.3 million for the twelve months ended December, 31, 2001, a decrease of 10.3%. The decrease was a result of lower head count, cost reduction efforts and special charges of $9.4 million recorded in the prior twelve months.

Operating profit (loss)

	Twelve months
	ended December 31,

(Dollars in millions)	2002	2001

Rail Group	$(41.5)	$(104.4)
Construction Products Group	48.3	48.9
Inland Barge Group	4.7	11.6
Industrial Products Group	2.4	2.8
Railcar Leasing and Management Services Group	31.3	38.0
All Other	(5.7)	(35.8)
Corporate and Eliminations	(28.8)	(35.7)

Consolidated total	$10.7	$(74.6)

Operating profit (loss) improved to a $10.7 million profit for the twelve months ended December 31, 2002 compared to a loss of $74.6 million for the twelve months ended December 31, 2001. Special charges for the twelve months ended December 31, 2001 were

$120.1 million. Reduced revenues of $328.1 million in 2002 and unabsorbed overhead due primarily to lower North American railcar volumes caused operating losses in the Rail Group. Operating profit for 2002 for the Inland Barge Group was adversely impacted by $3.2 million in cost incurred related to litigation and related costs. Operations in 2002 for the Industrial Products Group was impacted by a $2.2 million reserve established for a long-term propane tank equipment lease receivable from a customer who began operating under bankruptcy protection during the second quarter. Improved operating margins in the Construction Products and All Other groups were due to exiting unprofitable product lines.

Other income and expense. Other income and expense included interest income, interest expense and other, net. Interest expense, net of interest income increased $9.7 million to $35.1 million for the twelve months ended December 31, 2002 compared to $25.4 million for the twelve months ended December 31, 2001, an increase of 38.2%. The increase was attributed to higher debt levels, to charging off debt issuance costs of $1.3 million related to debt that was replaced with other credit facilities in the current period and lower interest income.

Other, net was $0.0 million for the twelve months ended December 31, 2002 compared to an expense of $2.6 million for the twelve months ended December 31, 2001. The decrease in expense was due to gains on sale of property, plant and equipment in the 2002 compared to the prior twelve month period and foreign exchange losses in 2002 compared to gains in the prior twelve month period.

Income taxes. The provision for income taxes, as a percentage of income before taxes, increased to 19.5% in 2002 from 14.3% in 2001 due primarily to increased state taxes and an increase in the valuation allowance for deferred tax assets.

Rail Group

	Twelve months ended
	December 31,

(Dollars in millions)	2002	2001

Revenues:
North American Rail	$349.3	$779.9
Europe Rail	185.8	79.1
Components	94.3	98.5

Total revenues	$629.4	$957.5
Operating loss	$(41.5)	$(104.4)
Operating loss margin	(6.6)%	(10.9)%

Revenues declined 34.3% for the twelve months ended December 31, 2002 compared to the same period in 2001. This decline was due to the current downturn in the North American railcar market. North American railcar shipments dropped approximately 58% compared to the prior year to approximately 4,800 railcars. Operating profit (loss) for the twelve months ended December 31, 2001 included restructuring charges of $97.5 million (see “Unusual charges”). Operating profit (loss) margins, excluding unusual charges, were impacted by lower production levels and price pressures in the current competitive environment.

In the twelve months ended December 31, 2002, railcar sales to Railcar Leasing and Management Services Group included in the Rail Group results were $119.0 million compared to $250.3 million in the comparable period in 2001 with operating profit of $5.9 million in 2002 compared to $12.4 million for the same period in 2001. Sales to Railcar Leasing and Management Services Group and related profits are eliminated in consolidation.

Construction Products Group

	Twelve months
	ended December 31,

(Dollars in millions)	2002	2001

Revenues	$504.8	$550.3
Operating profit	$48.3	$48.9
Operating profit margin	9.6%	8.9%

Revenues declined 8.3% for the twelve months ended December 31, 2002 compared to the same period in 2001. The decrease in revenues consisted of approximately $13.5 million attributable to closing under performing concrete and aggregates locations in Louisiana in the second quarter and exiting the sheet pile, flange and valve product lines and approximately $27.0 million due to reduced demands in several business lines. Revenue also declined by $7.9 million due to inclement weather in the fourth quarter. These decreases were offset by price increases aggregating $10.7 million. Operating profit for the twelve months ended December 31, 2001 included other charges of $0.9 million (see “Unusual charges”). Operating profit margins increased as a result of cost reductions in the Concrete and Aggregates business, elimination of unprofitable products, and efficiency improvements in the Bridge business partially offset by steel cost increases in the Highway Safety business not passed on to customers.

Inland Barge Group

	Twelve months
	ended December 31,

(Dollars in millions)	2002	2001

Revenues	$211.7	$206.7
Operating profit	$4.7	$11.6
Operating profit margin	2.2%	5.6%

Revenues increased 2.4% for the twelve months ended December 31, 2002 compared to the same period in 2001. The increase in revenues was attributable to increased deliveries of hopper barges and sale of barges in Argentina. Operating profit was lower primarily due to cost incurred related to litigation initiated by two customers in 2002 and related issues of $3.2 million and higher prior year margins due to a one-time steel panel contract of $2.7 million.

Industrial Products Group

	Twelve months
	ended December 31,

(Dollars in millions)	2002	2001

Revenues	$143.1	$147.5
Operating profit	$2.4	$2.8
Operating profit margin	1.7%	1.9%

Revenues decreased 3.0% for the twelve months ended December 31, 2002 compared to the same period in 2001. The decrease in revenues is primarily due to a reduction in tank heads sales offset by an increase in Mexico propane tank transport equipment sales. Operating income in 2002 was impacted by a $2.2 million reserve established for a long-term propane tank equipment lease receivable from a customer who began operating under bankruptcy protection during the second quarter.

Railcar Leasing and Management Services Group

	Twelve months
	ended December 31,

(Dollars in millions)	2002	2001

Leasing and management revenues	$109.9	$91.6
Lease fleet sales	4.8	22.5

Total net sales	$114.7	$114.1
Operating profit— leasing and management	29.7	35.2
Operating profit— lease fleet sales	1.6	2.8

Total operating profit	$31.3	$38.0
Operating profit margin	27.3%	33.3%

Revenues for this group include railcar lease revenue and management fees as well as sales of railcars from our lease fleet. Railcar lease revenue and management fees increased $18.3 million over the prior year due to the increase in the size of the lease fleet that includes both company-owned railcars and railcars we lease under operating leases. Operating profit is down due to the increased size of the fleet that we lease compared to the fleet we own. This shift resulted from the fact that, in the March quarter of 2001, we were building a substantial portfolio of lease railcars that were subsequently moved from owned cars to leased railcars later in the year in a sale/leaseback transaction. The reason that leased railcars result in lower operating profit margins is that operating lease expense on the railcars we lease includes both a depreciation component and an interest component that is charged to operating expense. For owned railcars, only a depreciation component is charged to operating expense. Selling, engineering and administrative expense also increased due to our strategy to grow both the lease fleet and the managed railcar fleet. For the year, the operating profit margin declined 7%, of which 2% was due to pricing and utilization, 2.5% due to increased maintenance expenses and 2.5% due to the growth in the lease fleet and marketing expenses.

Revenues from the sale of railcars from the lease fleet were $4.8 million in the twelve months ended December 31, 2002 and $22.5 million in 2001. Operating profits on these sales were $1.6 million for the twelve months ended December 31, 2002 and $2.8 million in 2001.

All Other

Revenues in All Other decreased to $39.5 million in the twelve months ended December 31, 2002 from $106.0 million for the twelve months ended December 31, 2001. This decrease is due to discontinuing the concrete mixer and related products business of $9.5 million in 2001. A decline in the structural tower business of $50.4 million also contributed to lower revenues.

Operating loss was $5.7 million for the twelve months ended December 31, 2002, and $35.8 million in the same period in 2001. Restructuring charges included in the twelve months ended December 31, 2001 were $17.9 million primarily related to exiting the concrete mixer and related products business referred to above and environmental liabilities. Excluding restructuring charges, a larger operating loss was recorded in the same period in 2001 due primarily to operating losses associated with concrete mixer and related products business.

Unusual charges

During the twelve months ended December 31, 2001, we recorded special pretax charges of approximately $122.2 million, $86.1 million net of tax or $2.25 per share, related primarily to restructuring our Rail Group in connection with the Thrall merger, additional plant closings, severance, asset write downs and a litigation reserve for an adverse jury verdict announced May 14, 2001. Of these charges, $120.1 million were charged to operating profit. These charges are reflected in the following income statement categories and segments for the twelve months ended December 31, 2001.

					Railcar
					Leasing &
		Construction	Inland	Industrial	Management	Corporate
(Dollars in millions)	Rail	Products	Barge	Products	Services	& Other	Total

Cost of revenues	$92.0	$0.8	$—	$—	$—	$17.9	$110.7
Selling, engineering & administrative	5.5	0.1	—	—	—	3.8	9.4

Charged to operating profit	$97.5	$0.9	$—	$—	$—	$21.7	$120.1

During the nine months ended December 31, 2001, we recorded special pretax charges of approximately $66.4 million, $50.4 million net of tax or $1.30 per share, related primarily to restructuring our Rail Group in connection with the Thrall merger and other matters. Of these charges, $64.3 million were charged to operating profit. These charges are reflected in the following income statement categories and segments.

					Railcar
					Leasing &
		Construction	Inland	Industrial	Management	Corporate
(Dollars in millions)	Rail	Products	Barge	Products	Services	& Other	Total

Cost of revenues	$46.1	$0.8	$—	$—	$—	$9.9	$56.8
Selling, engineering & administrative	4.2	0.1	—	—	—	3.2	7.5

Charged to operating profit	$50.3	$0.9	$—	$—	$—	$13.1	$64.3

Unusual charges reported in other expenses amounted to $2.1 million primarily for the write down of equity investments during the twelve months and nine months ended December 31, 2001.

During the fiscal year ended March 31, 2001, we recorded pre-tax charges of approximately $173.3 million, $110.9 million net of tax or $2.96 per share, primarily related to the restructuring of our Rail Group, investment and asset write downs, litigation reserves and other charges. Of these charges, $140.9 million were charged to operating profit. These charges are reflected in the following income statement categories and segments:

					Railcar
					Leasing &
		Construction	Inland	Industrial	Management	Corporate
(Dollars in millions)	Rail	Products	Barge	Products	Services	& Other	Total

Cost of revenues	$73.7	$13.7	$4.4	$0.7	$—	$32.8	$125.3
Selling, engineering & administrative	6.7	—	—	—	—	8.9	15.6

Charged to operating profit	$80.4	$13.7	$4.4	$0.7	$—	$41.7	$140.9

Unusual charges reported in other expenses amounted to $32.4 million primarily for the write down of equity investments in fiscal year 2001.

Unusual charges of $55.8 million related to the three months ended March 31, 2001 are included in both the fiscal year ended March 31, 2001 and the twelve months ended December 31, 2001 amounts.

Liquidity and capital resources

Following the consummation of the offering of the original notes, the use of proceeds therefrom as described under “Use of proceeds,” and the closing of our amended and restated senior secured revolving credit facility, our principal sources of liquidity for our non-leasing operations is internally generated cash, $138.9 million of available borrowings under our amended and restated senior secured revolving credit facility and the net proceeds from the offering of the original notes remaining after we repaid all $162.8 million of outstanding indebtedness under our existing credit facility. We will use these remaining net proceeds for general corporate purposes, including, among others, to make capital expenditures in strategic manufacturing facilities and fund working capital requirements of our railcar manufacturing operations. Our leasing operations are primarily funded through the warehouse facility of TRL II, a qualified subsidiary of TILC, our wholly-owned captive leasing subsidiary. As of March 31, 2004, TRL II had $108.6 million of indebtedness outstanding and $191.4 million of available borrowings under the warehouse facility. The warehouse facility is non-recourse (as described herein) to us and to all of our subsidiaries other than TRL II and is secured by the railcars financed with borrowings under the warehouse facility and associated leases. We believe these sources of funds are adequate to meet our current and future operating and capital needs for the foreseeable future.

First quarter 2004 financing activity

In March 2004, we issued, through a private offering, $300.0 million aggregate principal amount 6 1/2% senior notes, or Senior Notes, due 2014. Interest on the Senior Notes is payable semiannually commencing September 15, 2004. The Senior Notes rank equally with all of our existing and future senior debt and are subordinated to all our existing and future secured debt to the extent of the value of the assets securing such debt. We may redeem some or all of the Senior Notes at any time on or after March 15, 2009 at a redemption price of 103.25% in 2009, 102.167% in 2010, 101.083% in 2011 and 100.0% in 2012 and thereafter plus accrued interest. We may also redeem up to 35% of the aggregate principal amount of the Senior Notes using the proceeds from certain public equity offerings completed on or before March 15, 2007 at a redemption price of 106.5% of the principal amount plus accrued and unpaid interest. The Senior Notes could restrict our ability to incur additional debt, make certain distributions, investments and other restricted payments, sell assets, create certain liens and merge, consolidate or sell substantially all of our assets. We applied approximately $163.0 million of the net proceeds of the offering to repay all indebtedness under our existing bank credit facility.

In connection with the issuance of our Senior Notes, we extended our secured credit agreement to provide for a three-year, $250.0 million revolving credit facility and repaid the existing term loan facility. Amounts borrowed under the revolving credit facility during the first quarter of 2004 bear interest at LIBOR plus 1.75%. Amounts borrowed under the revolving credit facility for periods after the first quarter of 2004 will bear interest at LIBOR plus a margin based upon financial performance. Our accounts receivable and inventory secure the agreement. The agreement limits the amount of capital expenditures related to our leasing business, requires maintenance of ratios related to interest coverage for the leasing and manufacturing operations, leverage, asset coverage and minimum net worth, and restricts the amount of dividend payments based upon our current credit rating not to exceed $25.0 million annually. At March 31, 2004, there were no borrowings under the revolving credit facility.

2003 financing activity

In June 2003, we issued 600 shares of Series B Redeemable Convertible Preferred Stock. Each Share of Series B preferred stock has an initial liquidation value of $100,000 per share. The liquidation value, plus accrued but unpaid dividends, is payable on June 25, 2008, the mandatory redemption date, at our option in cash or in shares of common stock valued at 90% of the then current market price of our common stock. Each share of Series B preferred stock may be converted at any time at the option of the holder into shares of our common stock, based on the initial conversion price of $22.46 per share, which is the equivalent to

4,452 shares of common stock for each $100,000 initial liquidation preference. Holders of the Series B preferred stock are entitled to receive dividends payable semi-annually, on July 1 and January 1 of each year, beginning January 1, 2004 at an annual rate of 4.5% of the liquidation preference. We may, at our option, pay dividends either in cash or in shares of our common stock at the then current market price. All dividends paid through January 2004 have been paid in cash. The holders of Series B preferred stock are entitled to vote with the holders of the common stock on an as-if converted basis on all matters brought before the stockholders. The Series B preferred stock has been classified outside the Stockholders’ Equity section because there is not absolute assurance that the number of authorized and unissued common shares would be adequate to redeem the Series B preferred stock. At December 31, 2003, the number of shares authorized and unissued would be adequate to redeem the Series B preferred stock as long as the market value of our common stock was at least $1.37 per share.

In August 2003, TRL II expanded its $200.0 million non-recourse warehouse facility (as described herein) to finance or refinance railcars acquired or owned by TRL II to $300.0 million. TRL II also extended the availability term through August 2004, which unless renewed would be payable in three equal installments in February 2005, August 2005 and February 2006. Advances under the facility bear interest at LIBOR plus 1.375% (2.545% at December 31, 2003). At December 31, 2003, $228.9 million was available under this facility.

In September 2003, we modified the terms of our $425.0 million secured credit agreement. We modified the debt covenants under the agreement to separate our leasing and manufacturing operations for debt compliance purposes and paid off $25.0 million of the 5-year term commitment. The agreement calls for quarterly payments of principal on the term debt in the amount of $375,000 beginning September 30, 2002 through June 30, 2006 and $36.0 million beginning on September 30, 2006 and ending on the maturity date. Amounts borrowed under the revolving commitment bear interest at LIBOR plus 2.25% (there were no borrowings on December 31, 2003). Amounts borrowed under the term commitment bear interest at LIBOR plus 3.25% (4.40% at December 31, 2003). At December 31, 2003, $122.8 million was borrowed under this agreement. At December 31, 2003, the most restrictive of the debt covenants based on trailing twelve month calculations as defined by the debt agreements allows for approximately $73.9 million additional principal and approximately $8.1 million and $10.5 million additional annual interest expense for leasing and manufacturing operations, respectively.

Credit ratings

On July 2, 2003, Moody’s Investors Services lowered our corporate credit rating to Ba2 with stable outlook. This downgrade in our credit rating had the effect of increasing the interest rate on the revolving commitment under our bank lines by  1/4%. We had no borrowings under our revolver as of December 31, 2003. The change in interest rate on the revolver, combined with the change in interest rates on our term loans associated with the December 30, 2002 Standard & Poor’s rating change to BB with stable outlook, restricted up to $12.0 million of future cash flows from our off balance sheet railcar financing arrangement, and in the current environment, could impact interest rates on any new financing arrangements but will not result in acceleration of any obligations. Any further downgrade by either Standard & Poor’s or Moody Investors Service would not result in any further increase in interest rates or acceleration of obligations under our existing bank lines.

Cash flows

Operating activities. Net cash required by operating activities for the three months ended March 31, 2004 was $71.7 million compared to $87.6 million net cash provided by operating activities for the same period in 2003. This was partially due to an increase in working capital related to increased volumes in the Rail Group. In addition, a tax refund of $47.6 million was collected in the three months ended March 31, 2003. The increase in working capital needs is reflective of the gradual upturn in the businesses.

Net cash provided by operating activities for the year ended December 31, 2003 was $114.9 million compared to $120.7 million for the same period in 2002. Net cash provided by operating activities in 2003 was impacted by the collection of approximately $73.8 million in income tax refunds. Net cash provided by operating activities in 2002 was impacted by decreasing working capital needs, which was reflected in the downturn of the business in 2002.

Investing activities. Net cash required by investing activities for the three months ended March 31, 2004 was $39.9 million compared to $65.9 million for the same period last year. Capital expenditures for the three months ended March 31, 2004 were $36.8 million, of which $31.8 million were for additions to the lease subsidiary. This compares to $68.4 million of capital expenditures for the same period last year, of which $65.5 million was for additions to the lease subsidiary. Proceeds from the sale of property, plant and equipment were $4.1 million for the three months ended March 31, 2004 composed primarily of railcar sales from the lease fleet and the sale of non-operating assets, compared to $2.5 million for the same period in 2003 composed primarily of railcar sales from the lease fleet. In addition, $15.7 million of cash was required for an acquisition by our Construction Products Group and $8.5 million of cash was provided by the sale of the Leasing Group’s equity ownership in a trust.

Net cash required by investing activities for the year ended December 31, 2003 was $40.9 million compared to $151.1 million for the comparable period of 2002.

The increase in capital spending for the Railcar Leasing and Management Services Group for 2003 is reflective of additions made to the lease fleet of $264.7 million compared to $134.5 million in 2002. Other capital expenditures by other segments in 2003 totaled $20.2 million compared to $37.7 million in 2002.

Proceeds from the sale of property, plant and equipment for the year ended December 31, 2003 of $251.6 million was composed primarily of the sale of railcars from the lease fleet and other assets, compared to the same period in 2002 of $22.5 million, which was composed primarily of the sale of closed facilities. During 2003, we had six acquisitions primarily in the Construction Products Group with a combined purchase price, net of cash acquired, of $7.6 million, compared to $1.4 million, net of cash acquired in 2002.

Financing activities. Net cash provided by financing activities during the three months ended March 31, 2004 was $216.9 million compared to $4.5 million for the same period in 2003. During the first quarter of 2004, we issued, through a private offering, $300.0 million aggregate principal amount 6 1/2% senior notes due 2014. We applied approximately $163.0 million of the net proceeds of the offering to repay all indebtedness under our existing credit facility.

Cash required for financing activities during the year ended December 31, 2003 was $47.1 million compared to cash provided by financing activities of $27.3 million for the comparable period of 2002. During 2003 our financing activities included cash proceeds of

$57.6 million from the issuance of the Series B Redeemable Convertible Preferred Stock. For the year ended December 31, 2003, debt was reduced by $93.7 million.

Off balance sheet arrangements

The Railcar Leasing and Management Services Group, or the Leasing Group, has completed a series of financing transactions. During the nine months ended December 31, 2001, the Leasing Group completed a lease arrangement for $199.0 million in railcars. The Leasing Group sold the railcars to an independent trust. The trust financed the purchase of the railcars with $151.3 million in debt and $47.7 million in equity provided by a large independent financial institution. The equity participant in the trust is considered to be the primary beneficiary of the trust. The Leasing Group’s primary liability is its commitments on the operating leases discussed below. An independent trustee for the trust has authority for appointment of the railcar fleet manager.

During the year ended December 31, 2003, the Leasing Group completed another transaction whereby $235.0 million of railcars were sold to three separate owner trusts. Two of the trusts financed the purchase of the railcars with $155.0 million in debt and $45.0 million in third party equity. The equity participants in the two trusts are the primary beneficiaries of the trusts. The remaining trust equity was capitalized with a contribution of $9.5 million from the Leasing Group and outside debt of $25.6 million (see notes 9 and 10 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus). Because the Leasing Group was the sole equity participant of the third trust as of December 31, 2003, the Leasing Group was the primary beneficiary and therefore the trust was included in our consolidated financial statements as of such date. As of February 2004, the sale of our equity interest in this variable interest trust was complete, and the trust is no longer consolidated.

The Leasing Group, through newly formed, wholly-owned qualified subsidiaries, leased railcars from the trusts under operating leases with terms of 22 years and subleased the railcars to independent third party customers under shorter term operating leases. These qualified subsidiaries had total assets as of December 31, 2002 of $53.9 million and as of December 31, 2003 of $111.0 million, including cash of $31.8 million, of which $6.6 million was collateral for the equity participant of one of the trusts, and Leasing Group railcars of $70.7 million. The cash (other than the $6.6 million) and railcars are pledged to collateralize the lease obligations to the trusts and are included in our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. We do not guarantee the performance of the subsidiaries’ lease obligations. Future operating lease obligations of our subsidiaries under the lease agreements are as follows (in millions): 2004— $37.4; 2005— $36.6; 2006— $34.2; 2007— $33.5; 2008— $33.4 and $463.0 thereafter. Future minimum rental revenues from subleased railcars as of December 31, 2003 are as follows (in millions): 2004— $46.2; 2005— $41.5; 2006— $36.1; 2007— $29.3; 2008— $23.8 and $140.2 thereafter.

Under the terms of the operating lease agreements, the Leasing Group has the option to purchase at a predetermined, fixed price, certain of the railcars from the trusts in 2017 and other railcars in 2018. We also have options to purchase the railcars at the end of the respective lease agreements in 2023 and 2025 at the then fair market value of the railcars as determined by a third party, independent appraisal. At the expiration of the operating lease agreements, we have no further obligations thereunder.

Under the terms of the servicing and remarketing agreements, the Leasing Group is required to endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the trusts. The Leasing Group also receives management fees under the terms of the agreements. Certain ratios and cash deposits must be maintained by the subsidiaries in order for excess cash flow, as defined in the agreements, from the lease to third parties, to be available to us.

The sales of the railcars by us to the trusts were accounted for as a sale/leaseback transaction. No revenue or profit was recorded at the time of the transactions and all profit was deferred and is being amortized over the terms of the operating leases. Neither the assets, the liabilities, nor equity of the trusts are reflected on our balance sheet except for the one trust where we are currently the primary beneficiary.

Employee retirement plans

As disclosed in note 13 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus, the projected benefit obligation for the employee retirement plans exceed the plans’ assets by $64.9 million as of December 31, 2003 as compared to $74.2 million as of December 31, 2002. Approximately $27 million of the change was due to return on plan assets offset by $18 million due to changing the obligation discount rate used in the actuarial assumptions to 6.25% from a previous rate of 6.75%. Employer contributions for the year ending December 31, 2004 are expected to be $21.3 million compared to $9.7 million for the year ended December 31, 2003.

Future operating requirements

We expect to finance future operating requirements with cash flows from operations, and depending on market conditions, long-term and short-term debt and privately placed equity.

Contractual obligation and commercial commitments

As of December 31, 2003, we had the following contractual obligations:

	Payments due by period

		1 year	2-3	4-5	After
(Dollars in millions)	Total	or less	Years	Years	5 Years

Debt— Recourse	$298.0	$2.2	$125.3	$104.9	$65.6
Capital lease obligations	0.5	0.2	0.3	—	—
Operating leases	29.9	8.9	11.4	7.0	2.6
Purchase obligations(1)	274.2	273.0	1.2	—	—
Employee retirement plans	21.3	21.3	—	—	—
Other	46.8	16.9	23.4	6.5	—

Total contractual commitments	$670.7	$322.5	$161.6	$118.4	$68.2

(1) Non-cancelable purchase obligations are primarily for steel purchases.

As of December 31, 2003, we had the following other commercial commitments:

	Amount of commitment expiration per period

	Total
	amounts	1 year	2-3	4-5	After
(Dollars in millions)	committed	or less	years	years	5 years

Debt— Non-recourse	$96.7	$1.5	$72.5	$2.3	$20.4
Letters of credit	116.4	106.1	7.2	—	3.1
Leasing Group— operating leases	638.1	37.4	70.8	66.9	463.0

Total commercial commitments	$851.2	$145.0	$150.5	$69.2	$486.5

Critical accounting policies and estimates

Management’s discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, property, plant and equipment, goodwill, income taxes, warranty obligations, insurance, restructuring costs and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

We are required to state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in inventory carrying values in recent periods due to discontinuance of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to current market conditions in the railcar business.

Long-lived assets

We periodically evaluate the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable and the fair value of the asset is less than its carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets.

Goodwill

We are required, at least annually, to evaluate goodwill related to acquired businesses for potential impairment indicators that are based on legal factors, market conditions in the United States and Europe and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Warranties

We provide for the estimated cost of product warranties at the time we recognize revenue. We base our estimates on historical warranty claims. We also provide for specifically identified warranty obligations. Should actual claim rates differ from our estimates, revisions to the estimated warranty liability would be required.

Insurance

We are self-insured for workers’ compensation claims. A third-party administrator processes all such claims. We accrue our workers’ compensation liability based upon independent actuarial studies. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change.

Contingencies and litigation

We are currently involved in certain legal proceedings. As discussed in note 17 of our audited consolidated financial statements included elsewhere in this prospectus, as of December 31, 2003, we have accrued our estimate of the probable settlement or judgment costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

Environmental

We are involved in various proceedings related to environmental matters. We have provided reserves to cover probable and estimable liabilities with respect to such proceedings, taking into account currently available information and our contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Quantitative and qualitative disclosures about market risk

Our earnings are affected by changes in interest rates due to the impact those changes have on our variable rate debt obligations, which represented approximately 56% of our total debt as of December 31, 2003. We have hedged a portion of this exposure with interest rate swaps leaving approximately 18% of our total debt exposed to fluctuations in interest rates. If interest rates average one percentage point more in fiscal year 2004 than they did during 2003, our interest expense would increase by approximately $0.7 million. In comparison, at December 31, 2002, we estimated that if interest rates averaged one percentage point more in fiscal year 2003 than they did during the year ended December 31, 2002, interest expense would have increased by approximately $3.1 million. The impact of an increase in interest rates was determined based on the impact of the hypothetical change in interest rates and scheduled principal payments on our variable-rate debt obligations as of December 31, 2003 and 2002.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2003 is $110.9 million. However, the impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been material to us.

Business

Our company

We are a diversified industrial company providing a variety of products and services for the transportation, industrial and construction sectors. We are engaged in the manufacturing and marketing of railcars, inland barges, concrete and aggregates, highway safety products, beams and girders used in highway construction, weld pipe fittings and tank containers. In addition, we lease railcars to our customers through a captive leasing business, Trinity Industries Leasing Company. We were incorporated in 1933 and have been publicly-traded since 1958. Trinity became a Delaware corporation in 1987. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207-2401, and our telephone number is (214) 631-4420.

We serve our customers through five business groups:

Rail Group. Our Rail Group is the leading freight railcar manufacturer in North America and we believe we are one of the leading railcar manufacturers in Europe. We provide a full complement of railcars used for transporting a wide variety of liquids, gases and dry cargo. Our Rail Group consists of two primary business units: Trinity Rail Group North America and Trinity Rail GmbH, our European railcar manufacturing business.

Trinity Rail Group North America provides a complete array of railcar solutions for our customers. We manufacture a full line of railcars, including:

• Tank Cars— Tank cars transport products such as liquefied petroleum gas, liquid fertilizer, sulfur, sulfuric acids and corn syrup.

• Hopper Cars— Covered hopper cars carry cargo such as grain, dry fertilizer, plastic pellets and cement. Open-top hoppers are most often used to haul coal.

• Box Cars— Box cars transport products such as food goods, auto parts, wood products and paper.

• Gondola Cars— Rotary gondolas are used for coal service, and top-loading gondola cars transport a variety of other heavy bulk commodities such as scrap metals and steel products.

• Intermodal Flat Cars— Intermodal flat cars transport intermodal containers and trailers, which are generally interchangeable among railcar, truck and ship, thus making it possible to move cargo without repeated loading and unloading.

• Auto Carrier Cars— Auto carrier cars transport automobiles and sport utility vehicles.

• Specialty Cars— Specialty cars are designed to address the special needs of a particular industry or customer, such as waste hauling gondolas, side dump cars and pressure differential cars used to haul fine grain food products such as sugar and flour.

We also provide a variety of railcar components for the North American market from our facilities in the United States and Mexico. We also have two repair and coating facilities located in Texas. We produce the widest range of railcars in the industry, which allows us to take advantage of changing industry trends and developing market opportunities. We also manufacture and sell railcar parts used in manufacturing and repairing railcars, such as auto carrier doors and accessories, discharge gates, yokes, couplers, axles and hitches.

Our customers include railroads, leasing companies and shippers such as utilities, petrochemical companies, grain shippers and major industrial companies. We compete against five major railcar manufacturers in the North American market. For the year ended December 31, 2003, we shipped approximately 8,300 railcars in North America, or approximately 26% of total North American shipments. Our North American order backlog as of December 31, 2003 was approximately 11,800 railcars, or approximately 35% of the total North American backlog as estimated by the Railway Supply Institute, Inc. For the quarter ended March 31, 2004, we shipped approximately 2,800 railcars in North America, or approximately 28% of the total North American shipments. Our North American order backlog as of March 31, 2004 was approximately 17,200 railcars, or approximately 41% of the total North American backlog as estimated by Railway Supply Institute, Inc.

We believe Trinity Rail GmbH is one of the leading railcar manufacturers in Europe with operations primarily located in Romania. We entered the European railcar manufacturing business in 1999 with our acquisition of a large government-owned Romanian railcar manufacturer. Immediately after the acquisition, we initiated a multi-step program designed to substantially upgrade and improve the infrastructure of the facility, including the installation of state-of-the-art railcar manufacturing tooling and equipment and the transfer of our best practices. Thrall also had European facilities, which we consolidated with ours following the merger and enhanced through the transferring of best practices from the combined companies. In Europe, we compete against a number of manufacturers in various countries. Trinity Rail GmbH shipped approximately 2,100 railcars for the year ended December 31, 2003 and approximately 800 railcars for the quarter ended March 31, 2004. In the European market, there is no formal collection of information pertaining to railcar shipments. However, we believe our current European market share is approximately 30-35%. Our European backlog was approximately 2,150 railcars as of December 31, 2003 and approximately 2,000 railcars as of March 31, 2004.

We hold patents of varying duration for use in our manufacture of railcar and component products. We cannot quantify the importance of such patents, but patents are believed to offer a marketing advantage in certain circumstances. No material revenues are received from licensing of these patents.

Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a premier provider of railcar leasing and management services and is an important strategic resource that uniquely links our Rail Group with our customers and provides us with revenue and cash flow diversification. Trinity Rail Group North America and TILC coordinate sales and marketing activities under the trade name Trinity Rail thereby providing a single point of contact for railroads and shippers seeking solutions to their rail equipment and services needs.

Through our wholly owned subsidiaries, primarily TILC, we lease specialized types of railcars, both tank cars and freight cars. Our railcars are leased to industrial companies in the petroleum, chemical, agricultural, energy and other industries that supply their own railcars to the railroads. Substantially all of our owned railcars are purchased from and manufactured by our Rail Group at prices comparable to the prices for railcars sold by our Rail Group to third parties. The terms of our railcar leases generally vary from one to twenty years and provide for fixed monthly rentals, with an additional mileage charge when usage exceeds a specified maximum. In addition we have a small percentage of our fleet leased on a per diem basis.

In addition, we manage railcar fleets on behalf of independent third parties. We believe our railcar fleet management services complement our leasing business by generating stable fee income, strengthening customer relationships and enhancing the view of Trinity as a leading provider of railcar products and services. In addition, the leasing business provides a strong product marketing platform for our new products. As of March 31, 2004, we owned or leased approximately 19,100 railcars that were 98.3% utilized. Additionally, we manage approximately 66,000 railcars on behalf of independent third parties.

The leasing business in which we are engaged is very competitive and there are a number of well-established companies that actively compete with us in the business of owning and leasing railcars. There are also a number of banks, investment partnerships and other financial institutions that compete with us in railcar leasing.

Construction Products Group. Our Construction Products Group manufactures concrete and aggregates, highway safety products, beams and girders used in highway bridge construction and weld pipe fittings. Many of these lines of business are seasonal and subject to weather conditions.

We believe we are a leader in the supply of ready mix concrete in several rural regions and smaller cities located throughout Texas. Our customers for concrete include contractors and subcontractors in the construction and foundation industry who are located near our plant locations. We also distribute construction aggregates, such as crushed stone, sand and gravel, asphalt rock and recycled concrete in several larger Texas cities. Our customers for aggregates are mostly other concrete manufacturers and paving contractors. We compete with ready mix concrete producers and aggregate producers located in the regions where we operate.

In highway safety products, we are the only full line producer of guardrails, crash cushions and other protective barriers that absorb and dissipate the force of impact in collisions between vehicles and fixed roadside objects. We believe we are the largest highway guardrail manufacturer in the United States, based on revenues, with a comprehensive nationwide guardrail supply network. Our predominantly galvanized steel product lines use the principles of momentum transfer and kinetic energy absorption to decelerate errant vehicles. The Federal Highway Administration determines which products are eligible for federal funds for highway projects and has approved most of our products as acceptable permanent and construction zone highway hardware according to requirements of the National Cooperation Highway Research Program. Our crash cushions and other protective barriers include multiple proprietary products manufactured through various product license agreements with certain public and private research organizations and inventors. We hold patents and are a licensee for certain of our guardrail and end-treatment products that enhance our competitive position for these products. We sell highway safety products in all 50 U.S. states, Canada and Mexico. We have also recently started to export our highway safety proprietary products to certain other countries. We compete against several national and regional guardrail producers.

Weld pipe fittings, such as caps, elbows, return bends, tees, concentric and eccentric reducers and full and reducing outlet tees, are sold primarily to pipeline, petrochemical and non-petrochemical process industries. We compete with numerous companies throughout the United States and foreign importers. Competition for fittings has been intense over the last several years.

We manufacture structural steel beams and girders for the construction of new, restored and/or replacement railroad bridges, county, municipal and state highway bridges and power generation plants. We sell bridge construction and support products primarily to owners, general contractors and subcontractors on highway and railroad construction projects. We also manufacture dump bodies. Our competitors primarily include fabricators with facilities located in Texas, Oklahoma, Colorado and Arkansas.

Inland Barge Group. According to River Transport News, we are the largest producer of inland barges in the United States and we believe we are the largest producers of fiberglass barge covers, which are used primarily on grain barges. We shipped a total of approximately 360 barges in 2003 and approximately 100 barges in the first quarter of 2004. We manufacture a variety of dry cargo barges, such as deck barges and open and covered hopper barges that transport various commodities, such as grain, coal and aggregates. We also produce tank barges used to transport liquid products. Our six manufacturing facilities are strategically located along the U.S. inland river system allowing for rapid delivery to our customers. Fiberglass reinforced lift covers are primarily for grain and rolling covers are for other bulk commodities.

Our primary Inland Barge customers are commercial marine transportation companies. Many companies have the capability to enter into, and from time to time do enter into, the inland barge manufacturing business. We strive to compete through efficiency in operations and quality of product.

Industrial Products Group. We believe we are a leading producer of tank containers and tank heads for pressure vessels. We manufacture our tanks in the United States, Mexico and Brazil. We market a portion of our industrial products in Mexico under the brand name of TATSA®. The following paragraphs describe the types of tanks and tank heads that we produce.

We manufacture pressure propane tanks that are used by industrial plants, utilities and small businesses and in suburban and rural areas. We also manufacture fertilizer containers for bulk storage, farm storage and the application and distribution of anhydrous ammonia. Our tanks range from 13-gallon tanks for motor fuel use to 57-gallon tanks for residential use as well as 120,000-gallon bulk storage containers and 600,000-gallon bulk storage spheres. We sell our containers to experienced propane dealers and technicians. In the United States, we generally deliver the containers to our customers who install and fill the containers. Our competitors include large and small manufacturers.

We manufacture tank heads, which are pressed metal components used in the manufacturing of many of our finished products. We manufacture the tank heads in various shapes, and we produce pressure rated or non-pressure rated tank heads, depending on their intended use. We use a significant portion of the tank heads we manufacture in the production of our tank cars and containers. We also sell our tank heads to a broad range of other manufacturers. Competition for tank heads in recent years has been intense and has resulted in sharply reduced prices for these products.

All Other. All Other includes our captive insurance and transportation companies, structural towers and other peripheral businesses.

Railcar Industry Overview

Our operations are significantly influenced by the level of activity, financial condition and capital spending plans of the railcar industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. Over the past three years, the railcar market has been challenged, primarily due to a weak U.S. economy, low capital spending and overbuilding. We believe the railcar industry is poised for a strong turnaround due to the aging railcar fleet, positive economic activity and improved capital spending, new product development and increased productivity and efficiency.

Demand for railcars is driven by a number of factors, including:

Aging railcar fleet. According to Global Insight, an independent industry research firm, the active North American railcar fleet totals approximately 1.5 million with an average age of 19.3 years. In addition, approximately 53% of North American railcars are over 20 years old. We believe that the high level of railcar deliveries experienced during the 1950’s, 1960’s and 1970’s will drive replacement demand in the coming years. According to the Railway Supply Institute, Inc., during the 10-year period between 1956 and 1965, average annual North American railcar deliveries were approximately 56,500 per year, and between 1966 and 1975, average annual deliveries totaled approximately 66,500 per year. When compared to the average shipments since 1975 of approximately 41,500 railcars per year calculated based on information from the Railway Supply Institute, Inc., we believe this presents a significant opportunity for replacement railcar business for the next several years. This is further illustrated by Global Insight’s estimates of railcar industry shipments increasing by approximately 47% from 32,184 railcars in 2003 to approximately 47,400 railcars in 2004. Global Insight has estimated deliveries for 2005-2008 of approximately 53,200 railcars in 2005, 53,500 railcars in 2006, 50,700 railcars in 2007 and 49,000 railcars in 2008.

Macroeconomic environmental and capital spending. We believe increased railcar deliveries have been and will continue to be driven by the strengthening of the U.S. economy and increased capital spending. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by increasing freight car orders and deliveries, growth in carload traffic and growing backlog. The table below illustrates the improving trends in the North American freight car segment of the rail industry.

	2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Orders(1)	2,637	6,973	10,135	8,712	11,767	16,693	6,726	12,063
Deliveries	3,855	4,155	4,925	4,801	6,614	7,365	8,251	9,953
Backlog	6,443	9,281	14,491	18,402	24,055	33,383	31,858	33,967

(1)	Orders are shown before cancellations.

Source: Railway Supply Institute, Inc.

As the economy continues to expand and the production of key commodities such as coal and grain returns to more normalized levels, U.S. carload traffic should continue to improve. Global Insight expects growth in carload traffic of 3.1% in 2004, 2.2% in 2005, 1.6% in each of 2006 and 2007, and 0.9% in 2008. In addition, as fuel prices increase, we believe that the railcar industry becomes a more cost-competitive source of transportation as compared to the trucking industry.

New product development and flexible financing options. The railcar industry is evolving to offer more specialized, client focused railcars with flexible financing options. Through our Railcar Leasing and Management Services Group, we have leveraged our ability to provide highly specialized railcars that meet our clients’ operational needs and financial requirements.

Increased productivity and efficiency. An important driver of new railcar demand is improvements in productivity and efficiency. When railcars are idle and the industry experiences a cyclical low, the railcar fleet ages and replacements are minimal. We believe as the economy improves, the replacement market demand will significantly increase as companies recognize the economic upside to replacing their older, inefficient railcars.

Competitive strengths

Our key strengths include:

Leading market positions. We hold leading positions in many of the markets we serve. We are the leading freight railcar manufacturer in North America, with particular strength in tank cars, covered hoppers and box cars. In addition, through the Thrall merger, we assumed the leadership position in automobile carrier railcars. We are also the market leader in inland barges and we believe we are a leader in highway guardrails, railcar couplers and railcar axles in the United States. We believe we are the leading propane tank manufacturer in Mexico and have a leading position in the U.S. market. We believe we also hold leading market positions in the manufacturing of weld pipe fittings in the United States as well as ready mix concrete in several rural Texas construction markets.

Diversified portfolio of businesses. The diversity of our portfolio of businesses enables us to more efficiently manage through economic cycles, while capitalizing on our core product manufacturing competencies. We believe our railcar manufacturing business offers the most comprehensive product line of railcars in the industry, allowing us to take advantage of changing industry trends, reduce our exposure to any single railcar segment and serve the diverse needs of our railcar customers. Our railcar leasing and management business provides us with a predictable earnings stream and is an important strategic resource for enhancing our railcar marketing efforts and deepening our relationships with our clients. In addition, the railcar leasing business provides a predictable source of demand for our railcars and allows us to more efficiently schedule our production runs. Our portfolio of businesses also allows us to cross-sell our products and services across multiple industries.

Long-standing customer relationships. We enjoy long-standing relationships with many of our customers, including the majority of North American railroads. We have key strategic relationships with the Union Pacific Railroad and the Burlington Northern Santa Fe Railroad. In addition, we have several long-term relationships with large shippers of rail and barge products such as Cargill, ADM, ConAgra and Kirby Barge Lines. We also have multi-year relationships with railcar leasing customers such as GATX, GE and CIT. As an example of the strength of our relationships, we received our second multi-year order from the Burlington Northern Santa Fe Railroad for 6,000 grain cars and we are in the second year of a five-year 5,000 railcar supply agreement with GATX. We regularly participate in joint product development projects with several of our key customers. For example, in 2002, we developed for certain customers a new larger covered hopper for a specific application, and we also developed new refrigerated box cars to the individual specifications of each of the Union Pacific Railroad and the Burlington Northern Santa Fe Railroad.

Emphasis on low-cost initiatives. We have been able to lower costs for many of our products by emphasizing flexibility in our manufacturing processes. We strive to make rapid and efficient changeovers for various products. For example, in 2000, we converted a railcar manufacturing facility to produce bridge beams to take advantage of shifting patterns of demand. Our ability to lower costs is enhanced by the development of strategic initiatives designed to effectively predict and respond to the cyclical nature of our businesses. For example, we shifted a large portion of our railcar production to our facility in Mexico in order to further improve our cost base.

Experienced Management Team. Our experienced management team, led by Timothy R. Wallace, has a successful track record of proactively managing through changing business conditions. Our senior corporate and operating team has an average of 18.7 years of experience in our industries.

Business strategy

The key elements of our business strategy include:

Development of new products and services. We are dedicated to the identification, development, introduction and commercialization of new products and services. During the recent rail industry downturn, we maintained our commitment to research and continued to fund major development projects. We continue to emphasize the creation of new and improved products and services. In the railcar manufacturing business, we strive to have particularly strong market positions in higher margin products. We primarily focus our railcar product development efforts on identifying older equipment in the railcar fleet destined for replacement and developing product enhancements designed to encourage our customers to upgrade their railcar fleets. In addition, as we develop products, we concurrently look for opportunities to lower our manufacturing costs in order to increase our margins. We also design products for emerging markets. For example, we recently developed a new larger covered hopper to transport distilled dry grain, a byproduct of the ethanol production process. We initially leased these new cars through our leasing business, and then sold the portfolio to a third-party leasing company once the new car type became established in the market. We also partner with key customers to develop new car types. We recently developed new refrigerated box cars to the individual specifications of two of our key railroad customers. In highway safety products, we strive to develop new proprietary products that enhance our reputation as an industry leader. We will continue to work with private inventors and recognized leaders in highway safety research to provide marketing expertise and production capacity.

Capitalize on expected market improvement by emphasizing operational excellence and reducing costs. We employ strategies to reduce costs while maintaining superior product quality. We will continue to emphasize flexibility in our manufacturing processes in order to position ourselves to take advantage of any improvements in our markets. Our network of production facilities offers geographical balance and allows us to efficiently respond to the demands of the marketplace. As we restart our railcar facilities, we will continue our emphasis on quality manufacturing through best practices and workforce training. By maintaining our focus on operational excellence and reducing our cost base, we expect our cash flow and profit margins to significantly increase as the railcar market improves.

Anticipate and effectively manage through business cycles. We have a proven ability to successfully operate in a highly cyclical environment. We recently implemented company-wide cyclical management processes in order to more effectively predict and respond to the highly cyclical nature of our individual business segments. We have developed a number of tools and processes to forecast and manage our businesses better. These processes enable us to more accurately pinpoint specific customer needs and adjust our manufacturing operations accordingly. Our decision on whether to expand or contract production is driven by our knowledge and understanding of the unique cost structures of each of our production facilities as well as our view of overall market conditions. During the recent market downturn, we shifted a large portion of our production to our facility in Mexico in order to further improve our cost base. Also during the downturn, in anticipation of a market improvement, we developed plans to expand our production in Mexico. We intend to increase our investment in Mexico in the future.

Maintain our conservative financial policy. We intend to maintain our conservative financial policy. During the recent adverse market conditions, which resulted in weaker cash flow in our railcar manufacturing business, our business diversification and conservative financial policies allowed us to improve our capital structure and conserve cash by successfully raising capital through sales of equity and decreasing our common stock dividend. Our financial strategy for our railcar leasing business anticipates that growth in our railcar lease portfolio will be financed largely through internally generated cash flow and external non-recourse indebtedness backed by the leasing portfolio.

Foreign operations

Our foreign operations are in Brazil, the Czech Republic, Mexico, Romania, Slovakia and the United Kingdom. Sales to foreign customers, primarily in Europe and Mexico, represented 30.8%, 12.9%, 16.8% and 7.6% of our consolidated revenues for the quarter ended March 31, 2004, years ended December 31, 2003 and 2002 and for the nine months ended December 31, 2001, respectively. As of March 31, 2004 and December 31, 2003, 2002 and 2001, we had approximately 9.2%, 11.5%, 10.9% and 11.0% of our long-lived assets located outside the United States.

We manufacture railcars and propane tank containers at our Mexico facilities for export to the United States. Any material change in the quotas, regulations, or duties on imports imposed by the United States government and its agencies or on exports by the government of Mexico or its agencies could adversely affect our operations in Mexico.

Our foreign activities are also subject to various other risks of doing business in foreign countries, including currency fluctuations, political changes, changes in laws and regulations and economic instability. Although our operations have not been materially affected by any of such factors to date, any substantial disruption of business as it is currently conducted could adversely affect our operations at least in the short term.

Backlog

Our backlog for new railcars was $909.6 million as of December 31, 2003 and $1,252.3 million as of March 31, 2004. Our backlog for Inland Barge products was $159.8 million as of December 31, 2003 and $141.6 million as of March 31, 2004. Included in the backlog for the railcars as of December 31, 2003 are $69.1 million of railcars to be sold to our Railcar Leasing and Management Services Group. Included in the backlog for the railcars as of March 31, 2004 are $86.7 million of railcars to be sold to our Railcar Leasing and Management Services Group. Substantially all of our backlog is expected to be delivered in the 12 months ending December 31, 2004. The Rail Group has a multi-year sales agreement for 1,000 new railcars per year for the next four years. No backlog amounts for orders are included for this agreement until the type of car and price have been determined.

As of December 31, 2002, our backlog for new railcars was $668.4 million and was $46.4 million for Inland Barge products. Included in the backlog for the railcars were $205.9 million of railcars to be sold to our Railcar Leasing and Management Services Group.

Marketing

We sell substantially all of our products through our own sales personnel operating from offices in the following states and foreign countries: Alabama, Arkansas, Arizona, Connecticut, Florida, Illinois, Kentucky, Louisiana, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, Vermont, Utah, Washington, Brazil, Canada, Mexico, Romania, Slovakia and Switzerland. We also use independent sales representatives to a limited extent. Except in the case of weld fittings, guardrail and standard size propane tank containers, we ordinarily fabricate our products to our customer’s specifications contained in a purchase order.

Raw materials and suppliers

Railcar Manufacturing. Products manufactured at our railcar manufacturing facilities require a significant supply of raw materials such as steel as well as numerous specialty components such as brakes, wheels and axles. Steel is available from numerous domestic and foreign sources. Specialty components comprise a significant portion of the production cost of each railcar. Although the number of alternative suppliers of specialty components has declined in recent years, at least three suppliers continue to produce most components. We continually monitor supply inventory levels and sources to ensure adequate support for our production. We maintain good relationships with our suppliers and have not experienced any significant interruptions in recent years in the supply of raw materials or specialty components.

Aggregates. Aggregates can be found throughout the United States, and many producers exist nationwide. However, as a general rule, shipments from an individual quarry are limited in geographic scope because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. We operate 12 mining facilities strategically located in Texas and Louisiana to fulfill some of our needs for aggregates. We have not experienced difficulty fulfilling the rest of our needs from local suppliers.

Steel. The principal material used in our rail, inland barge and industrial products segments is steel. At the current time, the price of steel in the United States is increasing due to several factors. Primary causes are increased demand, the significant increase in scrap prices, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. Raw inputs, especially scrap, are in tight supply due to foreign demand, primarily from China. China is absorbing not only raw inputs but also significant amounts of global supply. U.S. imports are expensive and are also limited because of the weaker U.S. dollar and the significant increase in global freight rates. Spot market pricing for plate products and hot-rolled coil has shown a substantial increase over the last six months of 2003 and for the quarter ended March 31, 2004. Some of our steel suppliers have implemented surcharges based on the costs of rising steel prices.

These steel market issues are also negatively impacting the price and availability of key railcar and barge components, many of which are manufactured predominantly through the use of scrap or steel. Many of our suppliers of subassemblies and parts are smaller companies which may experience higher steel prices and limited access in times of tight supply. Also, due to consolidation and challenging industry conditions, there is only one major and two smaller U.S. suppliers of large railroad castings for freight cars. However, foreign sources are helping to address U.S. market demand. In general, we believe there is enough capacity to meet current production levels in the industry. We believe our existing contracts and other relationships we have in place will meet our current production forecasts. However, any unanticipated interruption in our supply chain or further raw material price increases would have an impact on both our margins and production schedules as we work to meet market demands.

Employees

The following table presents the breakdown of employees by business group as of March 31, 2004:

Business unit	Total employees

Rail Group	9,275
Construction Products Group	2,383
Inland Barge Group	1,452
Industrial Products Group	307
Railcar Leasing and Management Services Group	61
Corporate and All Other	494

Total	13,972

As of March 31, 2004, approximately 8,000 employees were employed in the United States.

Properties

We principally operate in various locations throughout the United States with other facilities in Brazil, the Czech Republic, Mexico, Romania, Slovakia and the United Kingdom, all of which are considered to be in good condition, well maintained and adequate for our purposes.

	Approximate square
	feet		Productive
			capacity
Business unit	Owned	Leased	utilized

Rail Group	5,884,500	1,840,000	70%
Construction Products Group	2,368,000	—	80%
Inland Barge Group	889,000	45,000	65%
Industrial Products Group	557,500	—	47%
Executive Offices	173,000	—	n/a
All Other	108,000	—	0%

Total	9,980,000	1,885,000

Acquisitions

We made certain acquisitions during the nine months ended December 31, 2001 and during fiscal year 2001 accounted for by the purchase method. The acquired operations have been included in our consolidated financial statements from the effective dates of the acquisitions. See note 4 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. During 2003, we had six acquisitions primarily in the Construction Products Group with a combined purchase price, net of cash acquired, of $7.6 million. During the first quarter of 2004, we had one acquisition in the Construction Products Group with a combined purchase price, net of cash acquired, of $15.7 million.

Environmental matters

We are subject to comprehensive federal, state, local and foreign environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. Such laws and regulations not only expose us to liability for our own negligent acts, but also may expose us to liability for the conduct of others or for our actions which were in compliance with all applicable laws at the time these actions were taken. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under the common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal and revocation. We regularly monitor and review our operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. We believe that our operations and facilities, owned, managed, or leased, are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or financial condition.

However, future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations.

In addition to environmental laws, the transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill or other accident. Generally, liability under existing law in the United States for a derailment, spill or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for certain hazardous commodities being shipped, strict liability concepts may apply.

Governmental regulation

Railcar industry

The primary regulatory and industry authorities involved in the regulation of the railcar industry are the Environmental Protection Agency; the Research and Special Programs Administration, a division of the Department of Transportation; the Federal Railroad Administration, a division of the Department of Transportation; and the Association of American Railroads.

These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards for railcars; safety of railroad equipment, tracks and operations; and packaging and transportation of hazardous materials.

We believe that our operations are in substantial compliance with these regulations. We cannot predict whether future changes that affect compliance costs would have a material adverse effect on financial conditions and operations.

Inland barge industry

The primary regulatory and industry authorities involved in the regulation of the barge industry are the United States Coast Guard; the National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping.

These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. We believe that our operations are in substantial compliance with these regulations. We cannot predict whether future changes that affect compliance costs would have a materiel adverse effect on financial conditions and operations.

Occupational Safety and Health Administration and similar regulations

Our operations are subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims may be asserted against us for work-related illnesses or injury, and our operations may be adversely affected by the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with these health and safety laws and regulations, we are unable to predict the ultimate cost of compliance. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Other matters

To date, we have not suffered any material shortages with respect to obtaining sufficient energy supplies to operate our various plant facilities or transportation vehicles. Future limitations on the availability or consumption of petroleum products, particularly natural gas for plant operations and diesel fuel for vehicles, could have an adverse effect upon our ability to conduct our business. The likelihood of such an occurrence or its duration, and its ultimate effect on our operations, cannot be reasonably predicted at this time.

Legal proceedings

On March 15, 2004, Trinity and our wholly owned subsidiary, Trinity Marine Products, Inc., or TMP, settled our claims in a case filed by Florida Marine Transporters, Inc., or FMT, related to twenty-eight tank barges owned and/or operated by FMT. The settlement involves, among other elements, a joint monitoring of the barge coatings and void compartment maintenance procedures, and a mutual release of all claims against one another.

Trinity and TMP, and certain material suppliers and others, have been named as co-defendants in four separate lawsuits filed by J. Russell Flowers, Inc., or Flowers, on October 7, 2002,

Marquette Transportation Company and Iowa Fleeting Services, Inc., or Marquette, on March 7, 2003, Waxler Transportation Company, Inc., or Waxler, on April 7, 2003 and LeBeouf Bros. Towing, or LeBeouf, on July 3, 2003. The Marquette and Waxler cases are pending in the 25th Judicial District Court in Plaquemines Parish, Louisiana, the Flowers case is pending in the U.S. District Court, Northern District of Mississippi in Greenville, Mississippi, and the LeBeouf case is pending in the U.S. District Court for the Eastern District of Louisiana.

In Waxler, the plaintiff has petitioned the court for certification of a class, which, if certified by the court, could potentially increase the total number of barges involved in this case. Absent certification of a class in the Waxler case, the Waxler and LeBeouf suits currently involve 30 tank barges sold at an approximate average price of $1.4 million, and the Marquette and Flowers suits involve 140 hopper barges sold at an approximate average price of $280,000. Each of the four cases set forth allegations pertaining to damages arising from alleged defects in coating materials supplied by a co-defendant and coatings application workmanship by TMP. The plaintiffs seek both compensatory and punitive damages and/or rescission of the barge purchase contracts. Independent experts investigating the claims on behalf of the Company and TMP have expressed the opinion that technical arguments presented by the plaintiffs in the litigation are without merit. As of March 31, 2004, one of the four plaintiffs owed TMP approximately $8.7 million related to contracts for barges not involved in the litigation. TMP has filed suit for collection of the past due amounts.

In a proceeding unrelated to the foregoing litigation, the Company and TMP filed a declaratory judgment action in the 22nd Judicial District Court of St. Tammany Parish, Louisiana seeking declaration by the Court of the Company’s and TMP’s (i) obligations related to allegations of certain barge owners as to exterior coatings and coatings application on 65 tank barges and (ii) rights and remedies relative to an insurance policy in which TMP was named as an additional insured and which was applicable to the coatings on the 65 barges. On December 9, 2003, the barge owners filed a response proceeding to the declaratory judgment action (i.e. a Re-conventional Demand under Louisiana jurisprudence) claiming actual damages of $6.5 million and punitive damages of $10.0 million.

A subsidiary of Trinity, Transit Mix Concrete and Materials Company, was named as a defendant in a case involving the death of an employee of an independent contractor who died following an accident that occurred while the decedent was working at a company owned facility. Following a jury verdict in the favor of the plaintiff, the presiding judge entered a final judgment in the amount of $33.9 million (inclusive of fees, costs and judgment interest). This case has been appealed. Management believes liability in this case, if any, exceeding $3.0 million, will be covered by insurance.

We are also involved in other claims and lawsuits incidental to our current and former subsidiaries’ businesses. Based on information currently available to us, it is management’s opinion that our ultimate liability, if any, for such claims and lawsuits, including those matters associated with our use of products manufactured by others and alleged to contain asbestos, in the aggregate will not have a material adverse effect on our business, operations or overall financial condition. However, resolutions of claims or lawsuits by settlement or otherwise could have a significant impact on our operating results for the reporting period in which any such resolution occurs.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position

Timothy R. Wallace	50	Chairman, President and Chief Executive Officer
John L. Adams	59	Executive Vice President
Jim S. Ivy	61	Senior Vice President and Chief Financial Officer
Mark W. Stiles	55	Senior Vice President and Group President
Michael E. Flannery	45	Chief Executive Officer of Trinity Rail Group, LLC
Andrea F. Cowan	41	Vice President, Shared Services
Michael G. Fortado	60	Vice President and Secretary
John M. Lee	43	Vice President, Business Development
Charles Michel	51	Vice President, Controller
S. Theis Rice	53	Vice President, Legal Affairs
Neil O. Shoop	60	Treasurer
David W. Biegler	57	Director
Craig J. Duchossois	59	Director
Ronald J. Gafford	54	Director
Barry J. Galt	70	Director
Clifford J. Grum	69	Director
Jess T. Hay	73	Director
Diana S. Natalicio	64	Director

Timothy R. Wallace has been a Director since 1992. Mr. Wallace is our Chairman, President and Chief Executive Officer. Mr. Wallace became Chairman and Chief Executive Officer on December 31, 1998. He was previously the President and Chief Operating Officer. Mr. Wallace is a director of Viad Corp., which is primarily involved in trade exhibits and financial services.

John L. Adams joined us in 1999. Prior to that, Mr. Adams served as chairman and chief executive officer for Chase Bank of Texas, N.A., formerly Texas Commerce Bank.

Jim S. Ivy joined us in 1998. Prior to that, Mr. Ivy was a senior audit partner for Ernst & Young LLP.

Mark W. Stiles joined us in 1991 upon the acquisition by us of Transit Mix Concrete Company. For at least five years prior thereto, Mr. Stiles was Executive Vice President and General Manager of Transit Mix.

Michael E. Flannery joined us in 2001. Prior to that he was Chief Administrative Officer and General Counsel of Duchossois Industries, Inc. and Vice Chairman of Thrall Car Manufacturing Company, a railcar manufacturing company that merged with a subsidiary of Trinity in October of 2001.

Andrea F. Cowan joined us in January 2000 as a divisional officer. Prior to that she was a consultant to Trinity from August through December 1999 and served as Manager of Texas Performance Review and Director of the Senate Subcommittee on Higher Education with the State of Texas in a variety of positions from 1984 to 1999.

Michael G. Fortado joined us in 1997. Prior to that, Mr. Fortado served one year as senior vice president, general counsel, and corporate secretary for Enserch Exploration, an oil and gas exploration company.

John M. Lee joined us in 1994. For at least five years prior thereto, Mr. Lee was a manager for Ernst & Young LLP.

Charles Michel joined us in 2001. Prior to that he served as Vice President and Chief Financial Officer of Dave & Busters, Inc., a national restaurant/ entertainment company from 1994 to 2001.

S. Theis Rice joined the company in 1991 and recently served as President of our European operations before being elected to his present position on March 14, 2002.

Neil O. Shoop joined us in 1979 and became Treasurer in 1985.

David W. Biegler has been a Director since 1992. Mr. Biegler is Chairman of the Corporate Governance and Directors Nominating Committee and a member of the Audit Committee and the Corporate Development and Finance Committee. Mr. Biegler began serving during 2003 as Chairman of Estrella Energy L.P. and Regency Gas Services, LLC, companies engaged in natural gas transportation and processing. He retired as Vice Chairman of TXU Corporation at the end of 2002, having served TXU Corporation as President and Chief Operating Officer from 1997 until 2001. He previously served as Chairman, President and CEO of ENSERCH Corporation from 1993 to 1997. Mr. Biegler is also a director of Dynegy Inc., a company engaged in power generation, natural gas liquids and regulated energy delivery.

Craig J. Duchossois has been a Director since 2001. Mr. Duchossois is a member of the Human Resources Committee, Corporate Governance and Directors Nominating Committee, and the Corporate Development and Finance Committee. Mr. Duchossois is Chief Executive Officer of Duchossois Industries, a privately held company, headquartered in Elmhurst, Illinois. Such company owns or holds major stakes in a diversified group of businesses including consumer products, transportation, defense, entertainment and venture capital. He is the former Chairman of Thrall Car Manufacturing Company, which merged with a subsidiary of Trinity in October of 2001. He is a director of Bissell, Inc., Churchill Downs, Inc. and LaSalle National Bank.

Ronald J. Gafford has been a Director since 1999. Mr. Gafford is Chairman of the Human Resources Committee and a member of the Corporate Governance and Directors Nominating Committee. Mr. Gafford is President and Chief Executive Officer of Austin Industries, Inc., a civil, commercial and industrial construction company.

Barry J. Galt has been a Director since 1988. Mr. Galt is a member of the Audit Committee and the Corporate Governance and Directors Nominating Committee. Mr. Galt is the retired Chairman and Chief Executive Officer of Ocean Energy, Inc., formerly named Seagull Energy Corporation, a diversified energy company which was acquired by Devon Energy Corporation in 2003. He is also a director of StanCorp Financial Group, Inc., an insurance company, a director of Dynegy Inc., a company engaged in power generation, natural gas liquids and regulated energy delivery, and a director of Abraxas Petroleum Corporation, an oil and gas exploration company.

Clifford J. Grum has been a Director since 1995. Mr. Grum is Chairman of the Audit Committee and a member of the Corporate Development and Finance Committee. Mr. Grum is the retired Chairman and Chief Executive Officer of Temple-Inland Inc., a holding company with interests in corrugated containers, building products, timber and timberlands, and financial services. He is also a director of Cooper Industries, Inc., a company engaged in the businesses of electrical products, tools and hardware, and automotive products and a director of Tupperware Corporation, a multinational consumer products company.

Jess T. Hay has been a Director since 1965. Mr. Hay is Chairman of the Corporate Development and Finance Committee and a member of the Human Resources Committee and the Corporate Governance and Directors Nominating Committee. Mr. Hay is Chairman of HCB Enterprises, Inc., a private investment firm. He is also Chairman of the Texas Foundation for Higher Education. Mr. Hay is the retired Chairman and Chief Executive Officer of Lomas Financial Corporation, a diversified financial services company engaged principally in mortgage banking, retail banking, commercial leasing and real estate lending, and of Lomas Mortgage USA, a mortgage banking institution. Mr. Hay is a director of Viad Corp., which is primarily involved in trade exhibits and financial services, and a director of SBC Communications, Inc., a telecommunications company.

Diana S. Natalicio has been a Director since 1996. Dr. Natalicio is a member of the Human Resources Committee and President of the University of Texas at El Paso. Dr. Natalicio was appointed by President George H.W. Bush to the Commission on Educational Excellence for Hispanic Americans and by President Clinton to the National Science Board and to the President’s Committee on the Arts and Humanities.

Related party transactions

In 2001, a subsidiary of Trinity merged with Thrall Car Manufacturing Company, or Thrall, pursuant to a merger agreement with the sole stockholder of Thrall, Thrall Car Management Company, or TCMC. Mr. Duchossois, one of our directors, is a director, executive officer and has a pecuniary interest in TCMC by virtue of his direct or indirect equity ownership of TCMC. During 2003, TCMC paid Trinity $2,231,000 for indemnification claims made pursuant to the merger agreement and Trinity paid TCMC $195,338 as a reimbursement of expenses pursuant to the merger agreement. In March of 2004, TCMC paid the Company $750,000 in settlement of workers compensation claims made pursuant to the merger agreement. Trinity has submitted additional warranty claims to TCMC pursuant to the merger agreement that are under review by TCMC.

Mr. Patrick S. Wallace, brother of Mr. Timothy R. Wallace, is an officer of a subsidiary of Trinity, where his compensation exceeds $60,000 a year.

Mr. Jess T. Hay, one of our directors, has a son-in-law who is employed by us and his compensation exceeds $60,000 annually.

Description of certain debt

Our amended and restated senior secured revolving credit facility

Concurrently with the consummation of the offering of the original notes, we amended and restated our credit facility among JPMorgan Chase Bank, as administrative agent, Dresdner Bank AG, New York and Grand Cayman Branches and The Royal Bank of Scotland plc, as syndication agents, to provide for a new, three-year, $250.0 million senior secured revolving credit facility. Borrowings under our amended and restated senior secured revolving credit facility may be increased to $300.0 million at our election subject to an agreement by one or more new or existing lenders to provide additional commitments. The amended and restated senior secured revolving credit facility includes a sub-facility for the issuance of letters of credit in an aggregate amount not to exceed $150.0 million. Letters of credit issued under our existing credit facility in an aggregate principal amount of $111.1 million as of March 31, 2004 remain outstanding under our amended and restated senior secured revolving credit facility. Other than with respect to such letters of credit, the amended and restated senior secured revolving credit facility is undrawn.

The amended and restated senior secured revolving credit facility will mature in March 2007 and contains customary representations and warranties, affirmative covenants and events of default for credit facilities of this type. Amounts due under the amended and restated senior secured revolving credit facility may be repaid and reborrowed prior to the final maturity date. Borrowings under the amended and restated senior secured revolving credit facility are required to be used for working capital and general corporate purposes.

Guarantees and collateral

The amended and restated senior secured revolving credit facility is secured by a first priority lien on all of the accounts receivables and inventory of us and our material subsidiaries (as defined) and a first priority pledge of the equity of our material subsidiaries. If no event of default exists and our credit rating as established by S&P or Moody’s increases above BB+ or Ba1, respectively, the liens discussed above will be released. Our material subsidiaries guarantee our indebtedness under the amended and restated senior secured revolving credit facility.

Interest

Borrowings under the amended and restated senior secured revolving credit facility bear interest at either LIBOR or an agreed upon base rate, plus, in each case, an applicable margin which varies depending upon our leverage ratio. The applicable margin for LIBOR based rates varies from 1.0%, for a leverage ratio of less than 1.00 to 1.00, to 1.75%, for a leverage ratio of greater than or equal to 2.75 to 1.00. We have the option to request competitive bids under the amended and restated senior secured revolving credit facility for borrowings of up to $50.0 million whereby lenders bid to make a loan to us at a fixed rate of interest or at LIBOR plus a fixed margin amount.

Covenants

The amended and restated senior secured revolving credit facility contains various affirmative and negative covenants, including, among others, covenants restricting, subject to certain customary exceptions, our ability to:

• incur additional indebtedness;

• make loans, advances, guarantees, investments and acquisitions;

• pay dividends and other distributions;

• make, or permit any of our subsidiaries to make, capital expenditures transferred, assigned or otherwise conveyed to TILC (excluding the indebtedness under the warehouse facility and other TILC conduit indebtedness (as defined)) exceeding $150.0 million in any fiscal year;

• consolidate, merge or sell assets; and

• create liens on our assets.

In addition to these covenants, we are also required to comply with financial tests and ratios. These financial tests and ratios include requirements to maintain:

• a minimum interest coverage ratio of 2.25 to 1.00;

• a maximum leverage ratio of 3.25 to 1.00;

• a minimum net worth greater than the sum of (i) $860.0 million, plus (ii) 50% of our and our subsidiaries’ cumulative positive consolidated net income for each fiscal quarter ending after December 31, 2003, plus (iii) 100% of the net cash proceeds received by us after December 31, 2003 as a result of the issuance of any equity;

• a minimum asset coverage ratio of 1.75 to 1.00; and

• a minimum TILC interest coverage ratio of 1.50 to 1.00.

Our subsidiary’s warehouse facility

In August 2003, TRL II, a qualified subsidiary of TILC, our wholly-owned captive leasing subsidiary, expanded its $200.0 million warehouse facility to finance or refinance railcars acquired or owned by TRL II to $300.0 million. The warehouse facility is non-recourse (as described herein) to us and to all of our subsidiaries other than TRL II, who is the borrower under the warehouse facility. Credit Suisse First Boston, New York Branch, is the agent and one of the lenders under the warehouse facility. Borrowings under the warehouse facility are available through August 2004, and unless renewed would be payable in three equal installments in February 2005, August 2005 and February 2006.

Advances under the warehouse facility may not exceed 75%, or, if agreed to by all of the lenders under the facility, such other percentage not less than 75% nor more than 80%, of the fair market value of the railcars securing the facility less any excluded assets, each as defined by the agreement, subject to a borrowing base. Amounts due under the warehouse facility may be repaid and reborrowed prior to August 27, 2004. As of March 31, 2004, TRL II had $108.6 million of indebtedness outstanding and $191.4 million of additional borrowing capacity under the warehouse facility.

Collateral and performance guaranty

The facility is secured by specific railcars and the underlying leases. We have guaranteed TRL II’s performance of its obligations under the warehouse facility; provided that this performance guaranty does not include a guarantee of TRL II’s payment of principal and interest on borrowings under the warehouse facility to the extent TRL II’s non-payment is the result of inadequate cash flows from underlying leases as a result of:

• the financial inability of one or more lessees to make lease payments or

• a decline in the market value of the pledged railcars other than due to our failure to maintain such cars as required under the warehouse facility.

Interest

Advances under the facility bear interest at LIBOR plus 1.375% (2.545% at December 31, 2003).

Covenants

The warehouse facility contains various affirmative and negative covenants, including, among others, covenants restricting TRL II’s ability to:

• incur additional indebtedness;

• make investments;

• pay dividends and other distributions;

• consolidate, merge or sell assets; and

• create liens on its assets.

In addition to these covenants, TRL II must maintain a debt service coverage ratio as of any settlement date of at least 1.10 to 1.00. TRL II was in compliance with these covenants as of December 31, 2003 and March 31, 2004.

Our subsidiary’s equipment notes

TILC is the obligor on three series of equipment notes. We have fully and unconditionally guaranteed the equipment notes. The equipment notes may be used to repay intercompany obligations to us incurred in connection with TILC’s acquisition of railcars from us or to advance any remaining proceeds to us in the form of an intercompany loan. The first series of $34.0 million equipment notes will mature on February 15, 2005, the second series of $34.0 million equipment notes will mature on February 15, 2007 and the third series of $102.0 million equipment notes will mature on February 15, 2009. Principal is due at maturity for the first and second series of notes. A portion of the principal of the third series of notes is due each February 15th beginning in 2005, with the remaining $62.1 million in principal due at maturity.

Optional redemption

The equipment notes are redeemable, at TILC’s option, in whole or in part at any time, at a redemption price equal to the greater of 100% of their principal amount plus accrued interest to the date of redemption and the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the adjusted Treasury Rate plus 25 basis points, plus accrued interest to the date of redemption.

Mandatory redemption

If an event of loss occurs with respect to any equipment subject to a lien, a portion of the equipment notes outstanding will be redeemed unless such equipment, at our election, is replaced by TILC in accordance with the agreement.

Collateral

Each series of equipment notes will be secured by the equipment and the leases related to such equipment.

Interest

The equipment notes bear interest at an annual rate of 7.755%.

Covenants

The equipment notes contain various affirmative and negative covenants, including, among others, covenants relating to TILC’s and our ability to:

• maintain, operate, possess and replace equipment;

• maintain casualty and public liability insurance;

• consolidate, merge, or sell assets; and

• create liens on its assets.

Off balance sheet arrangements

The Railcar Leasing and Management Services Group, or the Leasing Group, has completed a series of financing transactions. During the nine months ended December 31, 2001, the Leasing Group completed a lease arrangement for $199.0 million in railcars. The Leasing Group sold the railcars to an independent trust. The trust financed the purchase of the railcars with $151.3 million in debt and $47.7 million in equity provided by a large independent financial institution. The equity participant in the trust is considered to be the primary beneficiary of the trust. The Leasing Group’s primary liability is its commitments on the operating leases discussed below. An independent trustee for the trust has authority for appointment of the railcar fleet manager.

During the year ended December 31, 2003, the Leasing Group completed another transaction whereby $235.0 million of railcars were sold to three separate owner trusts. Two of the trusts financed the purchase of the railcars with $155.0 million in debt and $45.0 million in third party equity. The equity participants in the two trusts are the primary beneficiaries of the trusts. The remaining trust equity was capitalized with a contribution of $9.5 million from the Leasing Group and outside debt of $25.6 million (see notes 9 and 10 of our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus). Because the Leasing Group was the sole equity participant of the third trust as of December 31, 2003, the Leasing Group was the primary beneficiary and therefore the trust was included in our consolidated financial statements as of such date. As of February 2004, the sale of our equity interest in this variable interest trust was complete, and this trust is no longer consolidated.

The Leasing Group, through newly formed, wholly-owned qualified subsidiaries, leased railcars from the trusts under operating leases with terms of 22 years and subleased the railcars to independent third party customers under shorter term operating leases. These qualified subsidiaries had total assets as of December 31, 2002 of $53.9 million and as of December 31, 2003 of $111.0 million, including cash of $31.8 million, of which $6.6 million was collateral for the equity participant of one of the trusts, and Leasing Group railcars of $70.7 million. The cash (other than the $6.6 million) and railcars are pledged to collateralize the lease obligations to the trusts and are included in our audited consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. We do not guarantee the performance of the subsidiaries’ lease obligations. Future operating lease obligations of our subsidiaries under the lease agreements are as follows (in millions): 2004— $37.4; 2005— $36.6; 2006— $34.2; 2007— $33.5; 2008— $33.4 and $463.0 thereafter. Future minimum rental revenues from subleased railcars as of December 31, 2003 are as follows (in millions): 2004— $46.2; 2005— $41.5; 2006— $36.1; 2007— $29.3; 2008— $23.8 and $140.2 thereafter.

Under the terms of the operating lease agreements, the Leasing Group has the option to purchase at a predetermined, fixed price, certain of the railcars from the trusts in 2017 and other railcars in 2018. We also have options to purchase the railcars at the end of the respective lease agreements in 2023 and 2025 at the then fair market value of the railcars as determined by a third party, independent appraisal. At the expiration of the operating lease agreements, we have no further obligations thereunder.

Under the terms of the servicing and remarketing agreements, the Leasing Group is required to endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the trusts. The Leasing Group also receives management fees under the terms of the agreements. Certain ratios and cash deposits must be maintained by the subsidiaries in order for excess cash flow, as defined in the agreements, from the lease to third parties, to be available to us.

The sales of the railcars by us to the trusts were accounted for as a sale/leaseback transaction. No revenue or profit was recorded at the time of the transactions and all profit was deferred and is being amortized over the terms of the operating leases. Neither the assets, the liabilities, nor equity of the trusts are reflected on our balance sheet except for the one trust where we are currently the primary beneficiary.

Description of exchange notes

General

The Exchange Notes will be issued under an indenture (the “Indenture”), dated as of March 10, 2004 by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). Upon the issuance of the Exchange Notes or the effectiveness of a shelf registration statement, the Indenture will be subject to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The following summary of the material provisions of the Indenture (a copy of the form of which may be obtained upon request to the Company or the initial purchasers) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain definitions.” For purposes of this section, references to the “Company” include only Trinity Industries, Inc. and not its subsidiaries.

An aggregate principal amount of $300.0 million of Exchange Notes may be issued in the Exchange Offer. Additional notes in an unlimited amount may be issued in one or more series from time to time subject to the limitations set forth under “—Certain covenants— Limitation on indebtedness.”

The Exchange Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Exchange Notes. The Exchange Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee’s corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Exchange Notes. The Company will pay principal (and premium, if any) on the Exchange Notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of the holders of the Exchange Notes.

Any original notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture and are referred to collectively in this section as the “Notes.”

The guarantees

The Exchange Notes will be guaranteed by each existing or future Restricted Subsidiary of the Company that is a guarantor of or otherwise an obligor with respect to any other Indebtedness of the Company.

Each of the Guarantors will (so long as it remains a Restricted Subsidiary) unconditionally guarantee on a joint and several basis all of the Company’s obligations under the Exchange Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Exchange Notes. The Subsidiary Guarantees will be general unsecured obligations of the Guarantors and will rank pari passu with all existing and future unsecured Indebtedness of the Guarantors that is not, by its terms, expressly subordinated in right of payment to the Subsidiary Guarantees. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. Except as provided in the covenants described under “—Certain covenants” below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

The Indenture provides that if all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries, or, unless the Company elects otherwise, if any Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor or a designation as an Unrestricted Subsidiary) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any holder of the Exchange Notes; provided, in each case, that such Guarantor is no longer a Guarantor of, or otherwise an obligor with respect to, any other Indebtedness of the Company. In addition, the Indenture will also provide that, if a Restricted Subsidiary is no longer a Guarantor of, or otherwise an obligor with respect to, any other Indebtedness of the Company, such Guarantor shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any holder of the Exchange Notes as long as no Default or Event of Default has occurred and is continuing, or would occur as a consequence thereof.

A sale of assets or Capital Stock of a Guarantor may constitute an Asset Disposition subject to the “Limitation on sales of assets” covenant.

Optional redemption

The Exchange Notes will be redeemable, at the Company’s option, in whole or in part, at any time on or after March 15, 2009, and prior to maturity, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each Holder’s registered address, at the following redemption prices (expressed as percentages of principal amount), plus accrued interest (including additional interest, if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on or after March 15 of the years set forth below:

Redemption
Year	price

2009	103.250%
2010	102.167%
2011	101.083%
2012 and thereafter	100.000%

At any time, or from time to time, on or prior to March 15, 2007 the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the outstanding Notes issued under the Indenture at a redemption price of 106.5% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2) the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

“Equity Offering” means a public or private offering of Qualified Capital Stock of the Company to any Person.

Selection and notice

No Exchange Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made pursuant to the foregoing provisions, the Trustee will select the Exchange Notes to be redeemed pro rata based on all Notes outstanding or on as nearly a pro rata basis as possible (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Exchange Note. On and after the redemption date, interest will cease to accrue on any Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the redemption price.

Ranking

The Exchange Notes will be senior unsecured obligations of the Company, will rank pari passu in right of payment with all existing and future Senior Indebtedness and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Company.

The Exchange Notes will be effectively subordinated to the Company and the Guarantors’ secured indebtedness, including, without limitation, the Credit Agreement and the Equipment Notes, to the extent of the value of the assets securing such indebtedness and to liabilities of the Company’s non-guarantor subsidiaries, including trade payables and the Warehouse Loan Agreement. See “Risk factors— Risks relating to the exchange notes— The exchange notes and guarantees will be effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness and all indebtedness and other obligations of our non-guarantor subsidiaries.”

Certain definitions

“Additional Assets” means

(i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business;

(ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar or Paying Agent or authenticating agent or co-registrar.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease or sublease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions that are part of a common plan) by the Company or any Restricted Subsidiary (other than any Leasing Subsidiary), including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary or a Guarantor and (y) for purposes of the covenant described under “—Certain covenants— Limitation on sales of assets” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain covenants— Limitation on restricted payments”); provided, however, that the following shall not be deemed an Asset Disposition: (A) a transaction or series of related transactions consummated after the Issue Date for which the Company or its Restricted Subsidiaries receives aggregate consideration of less than $5.0 million during any consecutive 12-month period; provided that such sale or disposition also complies with clause (i) of the covenant described under “Limitation on sales of assets” and (B) transactions permitted under “Certain covenants— Merger and consolidation.”

“Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Exchange Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock.

“Cash Equivalents” means, at any time,

(i) any evidence of Indebtedness with a maturity of one year or less from the date of acquisition issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(ii) demand deposits, trust accounts, time deposits, overnight bank deposits, certificates of deposit or acceptances with a maturity of one year or less from the date of acquisition of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $300.0 million and whose short-term debt has a rating, at the time when any investment therein is made, of at least “A-1” (or subsequent equivalent rating) by S&P or at least P-1 (or subsequent equivalent rating) by Moody’s;

(iii) commercial paper with a maturity of one year or less from the date of acquisition issued by a corporation that is not an Affiliate of the Company organized under the laws of any state of the United States or the District of Columbia and rated at least A-2 (or subsequent equivalent rating) by S&P or at least P-2 (or subsequent equivalent rating) by Moody’s;

(iv) repurchase agreements and reverse repurchase agreements with terms of more than 30 days relating to obligations of the types described in clause (i) above entered into with a financial institution of the type described in clause (ii) above;

(v) interests in money market funds which invest at least 95% or more of their assets in securities of the type described in clauses (i) and (iv) above; and

(vi) foreign equivalents of the items described in clauses (i) through (v) above.

“Change of Control” means the occurrence of any of the following events:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(ii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

(iii) the Company conveys, transfers or leases all or substantially all its assets to any person or group, in one transaction or a series of transactions other than any conveyance, transfer or lease between the Company and a Wholly Owned Subsidiary; or

(iv) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Trinity Industries, Inc., a Delaware corporation, until a successor replaces it in accordance with the covenant described in “—Certain covenants— Merger and consolidation,” and thereafter means the successor.

“Consolidated Assets” as of any date of determination means the total amount of assets which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries (other than Leasing Subsidiaries), determined on a consolidated basis in accordance with GAAP.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the four most recent fiscal quarters for which the Company has filed financial statements with the SEC pursuant to the requirements of the Exchange Act prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness has been

Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness or otherwise, as if such discharge had occurred on the first day of such period, except that, in making such calculation, Indebtedness Incurred under a revolving credit or similar arrangement to finance seasonal fluctuations in working capital needs shall be computed on the average daily balance of such Indebtedness during such period unless such Indebtedness is projected in the reasonable judgment of senior management of the Company to remain outstanding for a period in excess of 12 months from the date of Incurrence of such Indebtedness, in which case such Indebtedness will be assumed to have been Incurred on the first day of such coverage period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any person which becomes a Restricted Subsidiary or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business (and for which financial information is available sufficient to permit calculations of EBITDA for such operating unit), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term in excess of 12 months). If any Indebtedness that bears interest at a rate chosen at the option of the Company is being given pro forma effect, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus (x) to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries:

(i) interest expense attributable to capital leases;

(ii) amortization of debt discount and debt issuance cost (excluding debt issuance cost relating to the Notes);

(iii) capitalized interest;

(iv) non-cash interest payments;

(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(vi) net costs under Hedging Obligations (including amortization of fees);

(vii) dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary other than dividends paid in Qualified Capital Stock of the Company;

(viii) interest Incurred in connection with Investments in discontinued operations; and

(ix) interest actually paid by the Company or any of its consolidated Restricted Subsidiaries under any Guarantee of Indebtedness of any Person and minus (y) to the extent included in such total interest expense, any amortization by the Company and its consolidated Restricted Subsidiaries of (i) capitalized interest or (ii) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing. Notwithstanding the foregoing, Consolidated Interest Expense as defined above shall not include interest expense or other costs attributable to Non-Recourse Leasing Indebtedness.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(i) any net income of any Person if such Person is not a Restricted Subsidiary, except that subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (ii) below);

(ii) the net income of (x) any Leasing Subsidiary of which substantially all of its borrowings constitute Non-Recourse Leasing Indebtedness and (y) any other Restricted Subsidiary that is not a Guarantor to the extent that, in the case of (y), such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(iii) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Restricted Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(iv) extraordinary gains or losses;

(v) the cumulative effect of a change in accounting principles;

(vi) any non-cash goodwill or non-cash asset impairment charges subsequent to the Issue Date; and

(vii) gains or losses arising from the repayment of Indebtedness of the Company with the proceeds of the sale of the Notes.

“Continuing Directors” means, as of the date of determination, any members of the Board of Directors of the Company who: (a) was a member of such Board of Directors on the Issue Date or (b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of March 10, 2004, among the Company, the lenders party thereto, JPMorgan Chase Bank, as administrative agent (the “Administrative Agent”), and Dresdner Bank AG, New York and Grand Cayman Branches, and The Royal Bank of Scotland plc, as syndication agents, as the same may be amended or modified from time to time, and any agreement or agreements evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Credit Agreement; provided that such refunding, replacement, refinancing or renewal shall be effected in the commercial bank or institutional lending market, and not in the capital markets.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Capital Stock” means, with respect to any Person, (a) any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Capital Stock (excluding Disqualified Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary into Indebtedness or mandatorily redeemable Capital Stock, until such Capital Stock is so converted or exchanged) or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Exchange Notes or (b) any Capital Stock of a Subsidiary.

“EBITDA” for any period means Consolidated Net Income plus the following to the extent deducted in calculating such Consolidated Net Income:

(a) all consolidated income tax expense of the Company;

(b) Consolidated Interest Expense;

(c) all consolidated depreciation expense of the Company;

(d) all consolidated amortization expense of the Company; and

(e) other noncash charges (except for any such noncash charge to the extent it represents an accrual of or reserve for cash expenditures in a future period) deducted in determining Consolidated Net Income (and not already excluded from the definition of the term “Consolidated Net Income”), in each case for such period. For avoidance of doubt, EBITDA shall not include items listed in clauses (a), (c), (d) and (e) above which are attributable to a Leasing Subsidiary to the extent that net income of such Leasing Subsidiary is excluded from Consolidated Net Income pursuant to clauses (i) through (v) of the definition thereof.

“Equipment Notes” means the (x) $34.0 million aggregate principal amount of 7.755% Equipment Notes due February 15, 2005 of TILC, issued pursuant to the Indenture, dated as of February 15, 2002, among TILC, the Company, as Guarantor, and The Bank of New York (“BNY”), as Trustee, (y) $34.0 million aggregate principal amount of 7.755% Equipment Notes due February 15, 2007 of TILC, issued pursuant to the Indenture, dated as of February 15, 2002, among TILC, the Company, as Guarantor, and BNY, as Trustee, and (z) $102.0 million aggregate principal amount of 7.755% Equipment Notes due February 15, 2009 of TILC, issued pursuant to the Indenture, dated as of February 15, 2002, among TILC, the Company, as Guarantor, and BNY, as Trustee.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the 6 1/2% Senior Notes due 2014 to be issued in exchange for the original notes pursuant to the Registration Rights Agreement.

“Exchange Offer” has the meaning assigned to such term under the Registration Rights Agreement.

“Fair Market Value” means, with respect to any asset, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under compulsion to complete the transaction. The Fair Market Value of any asset or assets shall be determined by the Board of Directors of the Company, acting in good faith, and shall be evidenced by a resolution of such Board of Directors delivered to the Trustee.

“Foreign Subsidiary” means any Restricted Subsidiary that is not incorporated under the laws of the United States or any political subdivision thereof and whose business is primarily conducted outside of the United States.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified

Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained in the Indenture shall be computed in conformity with GAAP, except to the extent modified therefrom by the terms of such provisions and related definitions.

“Guarantee” means:

(a) any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person; and

(b) any obligation, direct or indirect, contingent or otherwise, of such Person:

(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each of Transit Mix Concrete & Materials Company, Trinity Industries Leasing Company, Trinity Marine Products, Inc., Trinity Rail Group, LLC, Thrall Trinity Freight Car, Inc., Trinity Tank Car, Inc. and Trinity Rail Components & Repair, Inc., which constitute all of the guarantors of the Credit Agreement as of the Issue Date, and any other subsidiary that becomes a guarantor of the Exchange Notes thereafter pursuant to the Indenture.

“Hedging Obligations” means with respect to any Person, the obligations of such Person in respect of (a) interest rate or currency swap agreements, interest rate or currency collar agreements or (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and/or currency exchange rates.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” of any Person means, without duplication,

(i) the principal of and premium (if any) in respect of

(A) indebtedness of such Person for money borrowed and

(B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Capital Stock (but excluding, in each case, any accrued dividends);

(vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as guarantor or otherwise; and

(vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property and assets or the amount of the obligation so secured.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers, including Leasing Subsidiaries, in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain covenants— Limitation on restricted payments,” (i) “Investment” shall include the portion (proportionate to the Company or any Restricted Subsidiary’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company or any Restricted Subsidiary’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade” means Baa3 or higher by Moody’s and BBB- or higher by S&P.

“Issue Date” means the date on which the Notes are originally issued.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form.

“Legal Holiday” means Saturday, Sunday or a day on which banking institutions in New York, New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.

“Leasing Indebtedness” means Indebtedness of a Leasing Subsidiary.

“Leasing Subsidiary” means TILC or a wholly-owned special purpose Subsidiary of TILC or the Company, in each case the business of which is limited to leasing and/or selling lease fleets of railcars, barges or liquid propane containers owned or to be owned by such Subsidiary, related assets and associated underlying third party leases.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its debt rating business.

“Net Available Cash” from an Asset Disposition means cash payments and Cash Equivalents received therefrom (including any cash payments and Cash Equivalents received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and (iv) all amounts to be held in escrow or otherwise as a reserve by the seller of the assets constituting the Asset Disposition to account for any liabilities assumed or retained in connection with such Asset Disposition until such escrow or reserve is released to the Company or a Restricted Subsidiary whereupon it shall constitute Net Available Cash.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof (after taking into account any available tax credit or deductions and any applicable tax sharing arrangements).

“Non-Recourse Leasing Indebtedness” means Leasing Indebtedness Incurred by a Leasing Subsidiary which is non-recourse to the Company and each Restricted Subsidiary other than such Leasing Subsidiary. For purposes of this definition, “non-recourse” means having recourse limited to the railcars, barges, liquid propane containers or other assets, associated lease payments and related assets financed by such Non-Recourse Leasing Indebtedness.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, Controller, Secretary or any Vice-President of the Company or any other obligor upon the Exchange Notes.

“Officers’ Certificate” means a certificate signed by the Chairman of the Board of Directors, the Vice Chairman, the President or any Vice President and by the Chief Financial Officer, Treasurer or the Secretary of such Person.

“Opinion of Counsel” means an opinion in writing signed by legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or to the Trustee.

“Permitted Investments” means any of the following:

(i) any investment in cash or Cash Equivalents;

(ii) any Hedging Obligations entered into in the ordinary course of business and Incurred in compliance with the terms of the Indenture;

(iii) endorsements of negotiable instruments in the ordinary course of business;

(iv) any acquisition of assets, Capital Stock or other securities by the Company or any Restricted Subsidiary; provided that the consideration therefor consists solely of common stock of the Company;

(v) any Investment by the Company or a Restricted Subsidiary in any Person if, as a result of such Investment, such Person becomes a Restricted Subsidiary or is merged with or into, or transfers or conveys all or substantially all of the assets, to the Company or a Restricted Subsidiary;

(vi) loans and advances to employees made in the ordinary course of business consistent with past practices of the Company and its Restricted Subsidiaries as of the Issue Date to the extent that any such transaction complies with the covenant described under “Certain covenants— Limitation on restricted payments;”

(vii) securities or other obligations received in settlement of debts or judgments created or obtained in the ordinary course of business by or against third parties, in each case in favor of the Company or a Restricted Subsidiary;

(viii) Investments the consideration for which consists solely of Capital Stock (other than Disqualified Capital Stock) of the Company;

(ix) Investments consisting of (a) prepayments of and purchases and acquisitions of inventory, supplies, material and equipment or (b) licenses or leases of intellectual property and other assets, in each cash in the ordinary course of business;

(x) Investments acquired by the Company or any Restricted Subsidiary in connection with (a) an Asset Disposition permitted under “—Certain covenants— Limitation on sales of assets” to the extent such Investments are non-cash consideration permitted to be received under such covenant or (b) a sale or other disposition of property or assets not constituting an Asset Disposition; and

(xi) any Investment in a Restricted Subsidiary; provided that if such Investment is with respect to a Leasing Subsidiary it shall be made in connection with the sale by the Company or any Restricted Subsidiary of railcars to such Leasing Subsidiary; provided further that such Investment in such Leasing Subsidiary shall not exceed 35% of the Fair Market Value of such railcars at the time of such Investment.

“Permitted Liens” means, with respect to any Person,

(a) Liens existing on the date of the Indenture;

(b) Liens securing Indebtedness described in clause (b)(1) of the covenant described under “—Certain covenants— Limitation on indebtedness” and interest, fees, expenses and other obligations owing under the Credit Agreement and obligations owing under any related guarantee, security or similar agreement;

(c) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries;

(d) Liens securing Purchase Money Indebtedness;

(e) additional Liens for any purpose of up to 15% of the Company’s Consolidated Assets;

(f) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(g) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(h) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(i) Liens in favor of issuers of surety bonds, performance bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit (and reimbursement obligations thereunder) do not constitute Indebtedness;

(j) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(k) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(l) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person (other than Liens Incurred in connection with, or to provide credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that any such Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(m) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person (other than an Unrestricted Subsidiary);

(n) Liens Incurred by another Person on assets that are the subject of a Capital Lease Obligation to which such Person or a Subsidiary of such Person is a party; provided, however, that any such Lien may not secure Indebtedness of such Person or any of its Restricted Subsidiaries (except by virtue of clause (vii) of the definition of “Indebtedness”) and may not extend to any other property owned by such Person or any Subsidiary of such Person;

(o) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be Incurred under the Indenture and which are secured solely by a Lien on the same property which secures the Indebtedness that is the subject of the applicable Hedging Obligation;

(p) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien (other than that referred to in clauses (b), (e), (q) and (r)); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased (other than by an amount necessary to pay fees and expenses, including premiums, related to the Refinancing of such Indebtedness);

(q) Liens Incurred in connection with any Sale/ Leaseback Transaction permitted pursuant to the covenant described under “—Certain covenants— Limitation on sale/leaseback transactions” securing borrowings of up to $20.0 million;

(r) Liens arising by operation of law in connection with judgments that are being contested in good faith by the Company or a Restricted Subsidiary and that do not constitute an Event of Default;

(s) Liens arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(t) Liens, security interests, encumbrances or any other matters of record that have been placed by any third party on property over which the Company or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar agreements relating thereto; and

(u) Liens to secure any Leasing Indebtedness Incurred by any Leasing Subsidiary pursuant to clause (b)(12) of the covenant described under “—Certain covenants— Limitation on indebtedness”; provided that such Liens do not extend to assets other than assets of a Leasing Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness

(i) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, including borrowings, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

(ii) Incurred to finance the acquisition or construction by the Company or any Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, however, that the principal amount of such Indebtedness does not exceed the lesser of 100% of the cost or 100% of the Fair Market Value of the asset being financed.

“Qualified Capital Stock” means any Capital Stock other than Disqualified Capital Stock.

“Rating Agencies” means (a) S&P, (b) Moody’s; or (c) if S&P or Moody’s or both shall not make a rating of the Exchange Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary Incurred in compliance with the Indenture; provided, however, that

(i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary (other than a Guarantor) that refinances Indebtedness of the Company or a Guarantor or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary or a Leasing Subsidiary; and

(iv) such Refinancing Indebtedness is subordinated in right of payment to the Exchange Notes at least to the extent that the Indebtedness to be Refinanced is subordinated in right of payment to the Exchange Notes.

“Registration Rights Agreement” means the Exchange and Registration Rights Agreement dated as of March 10, 2004, by and among the Company, the Guarantors and the initial purchasers.

“Related Business” means any business directly or indirectly related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Restricted Payment” with respect to any Person means

(i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Capital Stock) or rights to acquire its Capital Stock (other than Disqualified Capital Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or of any Restricted Subsidiary held by any Person other than the Company or any Wholly Owned Subsidiary, including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Capital Stock);

(iii) any redemption prior to the scheduled maturity or prior to any scheduled repayment of principal in respect of Subordinated Indebtedness held by Persons other than the Company or any Restricted Subsidiary; or

(iv) the making of any Investment in any Person (other than a Permitted Investment).

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard and Poor’s Rating Group or any successor to its debt rating business.

“Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and leases it back from such Person, other than leases for a term of not more than 12 months or between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries. For purposes of the covenant described under “—Certain covenants— Limitation on sale/leaseback transactions,” an arrangement relating to property now owned or hereafter acquired whereby a Leasing Subsidiary transfers such property to a Person and leases it back from such Person shall not be deemed to be a “Sale/ Leaseback Transaction.”

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the Securities and Exchange Commission.

“Senior Indebtedness” means

(i) Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred; and

(ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of

(A) Indebtedness of the Company for money borrowed and

(B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Exchange Notes;

provided, however, that Senior Indebtedness shall not include

(1) any obligation of the Company to any Subsidiary,

(2) any liability for federal, state, local or other taxes owed or owing by the Company,

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities),

(4) any Indebtedness of the Company (and any accrued and unpaid interest in respect thereof) which is expressly subordinate in right of payment to any other Indebtedness or other obligation of the Company or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Exchange Notes pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“TILC” means Trinity Industries Leasing Company, a Delaware corporation.

“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the applicable provisions hereof, and thereafter means such successor serving hereunder.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the covenant under “Limitation on Unrestricted Subsidiaries” and (ii) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of any Person, corporation, association, partnership or other business entity, as of any date means shares of Capital Stock or other interests (including partnership interests) in such Person, corporation, association, partnership or other business entity entitled (without regard to any contingency) to vote in the election of directors, managers or trustees thereof.

“Warehouse Loan Agreement” means the Warehouse Loan Agreement, dated as of June 27, 2002, among TILC, Trinity Rail Leasing Trust II (“Leasing Trust II”), the lenders party thereto and Credit Suisse First Boston, New York Branch, as agent (the “Agent”), as amended by Amendment No. 1 to Warehouse Loan Agreement, dated as of June 26, 2003, among TILC, Leasing Trust II, the lenders party thereto and Agent, Amendment No. 2 to Warehouse Loan Agreement, dated as of June 29, 2003, among TILC, Leasing Trust II, the lenders party thereto and Agent, and Amendment No. 3 to Warehouse Loan Agreement, dated as of August 29, 2003, among TILC, Leasing Trust II, the lenders party thereto and Agent, as the same may be further amended or modified from time to time, and any agreement or agreements evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Warehouse Loan Agreement; provided that such refunding, replacement, refinancing or renewal shall be effected in the commercial bank or institutional lending market or securitization market, and not in the capital markets.

“Wholly Owned Subsidiary” means a Restricted Subsidiary other than a Leasing Subsidiary all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

Certain covenants

The Indenture contains covenants including, among others, the covenants described below.

Limitation on indebtedness. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (other than Permitted Indebtedness) except that the Company and any Restricted Subsidiary that is a Guarantor may Incur Indebtedness if, after giving effect thereto (i) the Consolidated Coverage Ratio at the date of such Incurrence exceeds 2.25 to 1.0 (this clause (i), the “Coverage Ratio Exception”); and (ii) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Indebtedness.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries may Incur any or all of the following Indebtedness (collectively, “Permitted Indebtedness”):

(1) Indebtedness Incurred pursuant to the Credit Agreement so long as the aggregate principal amount of such Indebtedness outstanding at any time shall not exceed $350.0 million;

(2) Subordinated Indebtedness owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Subordinated Indebtedness (other than to another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Subordinated Indebtedness by the Company;

(3) Indebtedness pursuant to the original notes and the Subsidiary Guarantees thereof issued on the Issue Date thereof and the Exchange Notes and the Subsidiary Guarantees thereof;

(4) Indebtedness of such Person outstanding on the Issue Date (other than Indebtedness described in clause (b)(1) of this covenant);

(5) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (b)(3) or (b)(4) or this clause (b)(5) of this covenant;

(6) Indebtedness in an aggregate principal amount which, together with all other Indebtedness of the Company and its Restricted Subsidiaries Incurred pursuant to this clause (b)(6) then outstanding does not exceed $30.0 million;

(7) Indebtedness arising out of Capital Lease Obligations, Purchase Money Indebtedness and Sale/ Leaseback Transactions permitted pursuant to the covenant described under “Limitation on sale/leaseback transactions” in an aggregate principal amount outstanding at any one time not exceeding $30.0 million;

(8) Indebtedness or Capital Stock issued to and held by the Company or (x) a Wholly Owned Subsidiary or (y) a Restricted Subsidiary that is not a Wholly Owned Subsidiary; provided that any Indebtedness held by a Restricted Subsidiary that is not a Wholly Owned Subsidiary that is Incurred pursuant to this clause (b)(8)(y) shall be Incurred solely for cash management purposes in the ordinary course of business; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness or Capital Stock (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Indebtedness or Capital Stock by the issuer thereof;

(9) Indebtedness or Capital Stock of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness or Capital Stock Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and Refinancing Indebtedness Incurred in respect thereof; provided, however, that after giving effect to the Incurrence of such Refinancing Indebtedness, the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of this covenant; provided further, however, that such Refinancing Indebtedness shall only be permitted under this clause (b)(9) to the extent Incurred by the Subsidiary that originally Incurred such Indebtedness or by the Company or any Guarantor;

(10) Indebtedness Incurred by any Restricted Subsidiary that is a Foreign Subsidiary; provided, however, that any such Indebtedness Incurred by such Restricted Subsidiary shall not exceed $15.0 million in the aggregate, taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (b)(10) then outstanding;

(11) Indebtedness Incurred by any Restricted Subsidiary that is a Foreign Subsidiary for the purpose of acquiring a Restricted Subsidiary that is a Foreign Subsidiary; provided that the principal amount of such Indebtedness may not exceed the purchase price for such Subsidiary; provided further, that after giving effect to the Incurrence of such Indebtedness, the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of this covenant, and any refinancings thereof by such Restricted Subsidiary provided that the principal amount thereof is not increased;

(12) Leasing Indebtedness (including Leasing Indebtedness as in effect on the Issue Date); provided that the aggregate amount of Leasing Indebtedness (exclusive of Attributable Debt associated with non-recourse Sale/ Leaseback Transactions of Leasing Subsidiaries) Incurred pursuant to this clause (b)(12) may not exceed the lesser of 80% of the cost to TILC or 80% of the Fair Market Value of the assets of the Leasing Subsidiaries determined on a consolidated basis in accordance with GAAP;

(13) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees of Indebtedness Incurred by officers and employees of the Company or any Restricted Subsidiary; provided, that the aggregate amount of such guaranteed Indebtedness, together with the aggregate amount of loans by the Company or any Restricted Subsidiary to officers and employees, shall not at any one time exceed $2.5 million in the aggregate;

(14) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring of a check, draft or similar instrument drawn against insufficient funds; provided, that such Indebtedness is extinguished within five business days of its Incurrence;

(15) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the disposition of assets in accordance with the terms of the Indenture; provided, that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition of assets;

(16) Indebtedness under commodity agreements such as futures contracts, forward contracts, options or other agreements for the purposes of protecting against fluctuations in the price of, or shortage of supply of, commodities used in the businesses of the Company and its Restricted Subsidiaries; provided, that such Indebtedness is Incurred solely for non-speculative purposes; and

(17) Indebtedness of the Company or any Restricted Subsidiary Incurred for the purposes of defeasing the Notes.

(c) The Company shall not, and shall not permit any Guarantor to, directly or indirectly, Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Exchange Notes or the applicable Subsidiary Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

(d) For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories in clauses (1)— (17) of clause (b) above or is entitled to be Incurred pursuant to the Coverage Ratio Exception, the Company shall, in its sole discretion, classify or reclassify such item of Indebtedness in one or more of the types of Indebtedness described, except that Indebtedness Incurred under the Credit Agreement or Leasing Indebtedness on the Issue Date shall be deemed to have been Incurred under clause (b)(1) or clause (b)(12), as the case may be.

Limitation on restricted payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) Default or Event of Default shall have occurred and be continuing (or would result therefrom); or

(2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on indebtedness”; or

(3) the aggregate amount of all Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date would exceed the sum of:

(i) 50% of the aggregate cumulative amount of Consolidated Net Income of the Company earned during the period subsequent to March 31, 2004 and ending prior to the date of such Restricted Payment (such date, the “Reference Date”) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of property other than cash received by the Company from the issuance or sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); and

(iii) $15.0 million.

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(i) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however,

that such dividend shall be included in the calculation of the amount of Restricted Payments;

(ii) the Company and its Restricted Subsidiaries from making loans or advancements to, or investments in, any Joint Venture in an aggregate amount not exceeding $25.0 million plus the lesser of (i) any amounts received as repayment of any such loan, advancement or investment and (ii) the initial amount thereof;

(iii) any purchase or redemption of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Capital Stock and other than Capital Stock issued or sold to a Subsidiary of the Company); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments, and (B) any Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(ii) of paragraph (a) above;

(iv) loans and advances to employees of the Company or any of its Restricted Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business in an aggregate amount outstanding at any one time not to exceed $2.5 million;

(v) so long as no Default or Event of Default shall have occurred and be continuing, payments to holders of shares of the Company’s Series B Redeemable Convertible Preferred Stock, no par value, $100,000 per share liquidation preference, for cash dividend payments in respect thereof in accordance with the certificate of designations governing such preferred stock;

(vi) so long as no Default or Event of Default shall have occurred and be continuing, payments to holders of shares of Qualified Capital Stock of the Company for cash dividend payments or repurchases in respect thereof in the aggregate not to exceed $20.0 million in any calendar year; and

(vii) any purchase or redemption of Subordinated Indebtedness of the Company or any Restricted Subsidiary (A) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Capital Stock or (B) in exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Refinancing Indebtedness permitted to be Incurred under the covenant described under “—Limitation on indebtedness” and the other terms of the Indenture.

For purposes of performing the calculation specified in clause (a)(3) above, amounts paid in respect of clauses (i), (v), (vi) and (vii)(A) of this paragraph (b) shall be counted as Restricted Payments and amounts paid in respect of clauses (ii), (iii), (iv) and (vii)(B) of this paragraph (b) shall not be counted as a Restricted Payment. Any sale or transfer of property by an Unrestricted Subsidiary to the Company or a Restricted Subsidiary with the intention of taking back a lease of that property will be considered a loan to that Unrestricted Subsidiary for this purpose.

Limitation on restrictions on distributions from restricted subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary:

(i) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or any Restricted Subsidiary,

(ii) to make any loans or advances to the Company or any Restricted Subsidiary,

(iii) to transfer any of its property or assets to the Company or any Restricted Subsidiary or

(iv) to make payments in respect of any Indebtedness owed to the Company or any Restricted Subsidiary,

except:

(1) any such encumbrance or restriction pursuant to: (x) an agreement in effect at or entered into on the Issue Date, (y) the Credit Agreement and any guarantees thereunder or (z) agreements governing Leasing Indebtedness only with respect to a Leasing Subsidiary;

(2) any such encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3) any such encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1)(x) or (2) of this covenant or contained in any amendment to an agreement referred to in clause (1)(x) or (2) of this covenant; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Holders of the Exchange Notes than any such encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(5) in the case of clause (iii) above, encumbrances and restrictions contained in security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(6) any such encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) any such encumbrance or restriction with respect to any Restricted Subsidiary that is a Foreign Subsidiary pursuant to an agreement relating to Indebtedness permitted to be

Incurred pursuant to clause (10) of the covenant described under “Certain covenants— Limitation on indebtedness;”

(8) any encumbrance customarily contained in agreements governing Joint Ventures permitted under the Indenture and which were agreed to in good faith; and

(9) restrictions imposed by applicable law.

Limitation on sales of assets. The Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value thereof;

(ii) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, consists of cash or Cash Equivalents; provided, however, that the amount of any Senior Indebtedness of the Company or such Restricted Subsidiary that is assumed by the transferee in any such transaction shall be deemed to be cash for purposes of this covenant;

(iii) upon the consummation of an Asset Disposition, the Company shall apply, or cause such Restricted Subsidiary to apply, an amount equal to 100% of the Net Available Cash from such Asset Disposition within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash to (A) repay, prepay or purchase secured Senior Indebtedness (including, without limitation, obligations under the Credit Agreement (including cash collateralization of any such obligations)); or (B) acquire Additional Assets and/or invest in working capital for the Company and any of its Restricted Subsidiaries; and

(iv) On the 366th day after the later of any Asset Disposition or the receipt of Net Available Cash related to such Asset Disposition, or such earlier date, if any, as the board of directors of the Company determines not to apply the Net Available Cash relating to such Asset Disposition as set forth above in clause (iii)(A) or (B) and the aggregate amount of such Net Available Cash equals at least $20.0 million (the “Asset Sale Offer Trigger Date”), the aggregate amount of such Net Available Cash (such amount, the “Asset Sale Offer Amount”) to make an offer to purchase (the “Asset Sale Offer”) on a date (the “Asset Sale Offer Date”) that is not less than 30 nor more than 60 days following the applicable Asset Sale Offer Trigger Date, from all Holders and from all holders of other Indebtedness of the Company that is not, by its terms, expressly subordinated in right of payment to the Notes and the terms of which require an offer to purchase such other Indebtedness with the proceeds from the Asset Disposition, on a pro ratabasis, that amount of Notes and such other Indebtedness equal to the Asset Sale Offer Amount at a price equal to 100% of the principal amount of such Notes or such other Indebtedness (or the accreted value of such other Indebtedness, if such other Indebtedness is issued at a discount), to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable laws or regulations thereunder in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any applicable laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable laws and regulations and shall not be deemed to have breached its obligations under the indenture by virtue of any conflict.

Limitation on affiliate transactions. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof are no less favorable to the Company or such Restricted Subsidiary than those which could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate.

In addition, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Affiliate Transaction unless:

(i) with respect to such Affiliate Transaction involving the aggregate value, remuneration or other consideration of less than or equal to $10.0 million, the management of the Company shall have approved the transaction in good faith;

(ii) with respect to such Affiliate Transaction involving the aggregate value, remuneration or other consideration of more than $10.0 million but less than or equal to $25.0 million, the Company has obtained approval of a majority of the Board of Directors of the Company (including a majority of the disinterested directors); and

(iii) with respect to such Affiliate Transaction involving the aggregate value, remuneration or other consideration of more than $25.0 million, the Company has delivered to the Trustee an opinion of a nationally recognized investment banking firm to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

(b) The provisions of the foregoing paragraph (a) shall not prohibit:

(i) any Restricted Payment permitted to be paid pursuant to the covenant described under “Limitation on restricted payments;”

(ii) employment, consulting, loan, and compensation arrangements and agreements of the Company or any Restricted Subsidiary with any officer or employee of the Company or any Restricted Subsidiary, consistent with past practice or approved by the Board of Directors;

(iii) indemnification arrangements with officers and directors of the Company or any of its Restricted Subsidiaries;

(iv) the grant of stock options or similar rights to employees and directors of the Company or any Restricted Subsidiary pursuant to plans approved by the Board of Directors; and

(v) any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Change of control. (a) Upon the occurrence of a Change of Control, each Holder of Exchange Notes shall have the right to require that the Company repurchase such Holder’s Exchange Notes (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below; provided, however, that notwithstanding the occurrence of a Change of Control, the Company will not be obligated to purchase the Exchange Notes pursuant to a Change of Control Offer if, prior to the time at which the Change of Control Offer is required to be made under this covenant, the Company mails an irrevocable notice of redemption of all of the Notes pursuant to the provisions under “—Optional redemption.”

(b) Within 30 days following any Change of Control (except under the circumstances contemplated by the proviso contained in paragraph (a) above), the Company shall mail a notice to each Holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Exchange Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro formahistorical income, cash flow and capitalization after giving effect to such Change of Control);

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Exchange Notes purchased.

(c) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable laws or regulations in connection with the purchase of Exchange Notes pursuant to this covenant. To the extent that the provisions of any applicable laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature of the Exchange Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. In addition, the Company may be prohibited under the terms of its other financing instruments from repurchasing the Exchange Notes upon a Change of Control. Finally, there can be no assurance that the Company will have the financial ability to purchase the Exchange Notes upon a Change of Control.

Limitation on unrestricted subsidiaries. The Company may, on or after the Issue Date, designate any Subsidiary of the Company (other than a Subsidiary of the Company which owns Capital Stock of a Restricted Subsidiary or is a Guarantor) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(2) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the “Designation Amount”) equal to the sum of (A) the Fair Market Value of the Capital Stock of such Subsidiary owned by the Company and/or any of the Restricted Subsidiaries on such date and (B) the aggregate amount of Indebtedness of such Subsidiary owed to the Company and the Restricted Subsidiaries on such date; and

(3) the Company would be permitted to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on indebtedness” at the time of Designation (assuming the effectiveness of such Designation).

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment in the Designation Amount pursuant to the covenant described under “—Limitation on restricted payments” for all purposes of the Indenture.

The Indenture will further provide that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

(x) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking agreement or instrument evidencing such Indebtedness);

(y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y), to the extent permitted under the covenant described under “—Limitation on restricted payments.”

The Indenture will further provide that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (“Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if

(1) no Default or Event of Default shall have occurred and be continuing at the time and after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by an officers’ certificate of the Company delivered to the trustee certifying compliance with the foregoing provisions.

Limitation on liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to, in the case of any Subordinated Indebtedness so secured) the obligations so secured for so long as such obligations are so secured.

Limitation on sale/leaseback transactions. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/ Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to create a Lien on such property without equally and ratably securing the Exchange Notes pursuant to the covenant described under “Limitation on liens” or (ii) the net proceeds of such sale are applied in accordance with clause (iii) of the covenant described under “—Certain covenants— Limitation on sales of assets” as if references therein to Net Available Cash are to such net proceeds and as if references therein to Asset Disposition were to such Sale/ Leaseback Transaction.

Merger and consolidation. Neither the Company nor any Guarantor shall consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and the Successor Company (if not the Company or such Guarantor) shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and Indenture or the Guarantor under the Subsidiary Guarantee and Indenture, as applicable;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred and be continuing; and

(iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the Coverage Ratio Exception.

The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officer’s Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with the Indenture.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Exchange Notes.

SEC reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Holders of the Exchange Notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s discussion and analysis of financial condition and results of operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s discussion and analysis of financial condition and results of operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations.

In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Exchange Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act.

Suspension of covenants. During any period in which the Exchange Notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture (the “Suspension Period”), the covenants described under the following headings will not apply:

(1) “—Certain covenants— Limitation on indebtedness;”

(2) “—Certain covenants— Limitation on restricted payments;”

(3) “—Certain covenants— Limitation on restrictions on distributions from restricted subsidiaries;”

(4) “—Certain covenants— Limitation on sales of assets;”

(5) “—Certain covenants— Limitation on affiliate transactions;” and

(6) “—Certain covenants— Limitation on unrestricted subsidiaries.”

(collectively, the “Suspended Covenants”). Upon the suspension of the Suspended Covenants, the amount of Net Cash Proceeds for purposes of “—Certain covenants— Limitation on sales of assets” shall be set at zero.

In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding paragraph and either Rating Agency subsequently withdraws its rating or downgrades its rating of the Exchange Notes below Investment Grade, or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants (such date, the “Reversion Date”). On the Reversion Date, all Indebtedness Incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date and classified as permitted under clause (b)(4) of the covenant “—Limitation on indebtedness.” For purposes of calculating the amount available to be made as Restricted Payments under clause (a)(3) of the covenant “—Limitation on restricted payments,” calculations under that clause will be made with reference to the Issue Date as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under clause (a) of such covenant and (y) the items specified in clauses (a)(3)(i) and (a)(3)(ii) of such covenant will increase the amount available to be made as Restricted Payments under clause (a)(3) of such covenant.

The Indenture will also permit, without causing a Default or Event of Default, the results of actions taken by us and our Restricted Subsidiaries during the period in which the Notes are rated Investment Grade to remain in place after any date on which the Notes are no longer rated Investment Grade.

Defaults

An Event of Default is defined in the Indenture as

(i) a default in the payment of interest on the Notes when due, continued for 30 days;

(ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(iii) the failure by the Company to comply for 30 days after notice with its obligations under “—Certain covenants” and its other agreements contained in the Indenture (except in the case of a default with respect to the covenants described under “—Certain covenants— Change of control” and “—Certain covenants— Merger and consolidation,” which will constitute Events of Default with notice but without passage of time);

(iv) the failure to pay at the final stated maturity (after giving effect to any applicable grace periods) Indebtedness (other than Non-Recourse Leasing Indebtedness) of the Company or any Restricted Subsidiary, or the acceleration of such Indebtedness (other than Non-Recourse Leasing Indebtedness) of the Company or any Restricted Subsidiary by the holders thereof because of a default, if the aggregate principal amount of such Indebtedness exceeds $10.0 million (or its foreign currency equivalent);

(v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary of the Company (the “bankruptcy provisions”);

(vi) any judgment or decree for the payment of money in excess of $10.0 million (or its foreign currency equivalent) (to the extent not covered by insurance) is rendered against the Company or any Restricted Subsidiary and is not discharged, paid or stayed for a period of 60 consecutive days after such judgment or judgments become final and non-appealable (the “judgment default provision”); or

(vii) the Subsidiary Guarantee of any Significant Subsidiary of the Company ceases to be in full force and effect (except as contemplated by the terms of the Subsidiary Guarantee and the indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the indenture or its Subsidiary Guarantee.

If an Event of Default (other than an Event of Default specified in clause (v) or (vi) above with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company (as specified in clauses (v) and (vi) above) occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of an Exchange Note may pursue any remedy with respect to the Indenture or the Exchange Notes unless:

(i) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(v) the holders of a majority in principal amount of the outstanding Exchange Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Exchange Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding, subject to certain exceptions. However, without the consent of each affected Holder of an outstanding Exchange Note, no amendment may, among other things,

(i) reduce the principal amount of Exchange Notes whose holders must consent to an amendment;

(ii) reduce the stated rate of or extend the stated time for payment of interest, including default interest, on any Exchange Note;

(iii) reduce the principal of, any installment of interest on or any premium with respect to any Note, change the Stated Maturity of any Note or change the periods during which any Note may be redeemed as described under “—Optional redemption” above;

(iv) make any Exchange Note payable in currency other than that stated in the Exchange Note;

(v) impair the right of any Holder of the Exchange Notes to receive payment of principal of and interest on Exchange Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Exchange Notes;

(vi) after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect in a manner adverse to the Holders of the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Disposition that has been consummated or, after such Change of Control has occurred or such Asset Disposition has been consummated, modify any of the provisions or definitions with respect thereto;

(vii) reduce the percentage in principal amount of outstanding Notes the consent of the holders of which is necessary to amend the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

(viii) release any Guarantor from any of its obligations under the Subsidiary Guarantee or the Indenture, except as permitted by the Indenture.

Without the consent of any Holder, the Company and Trustee may amend the Indenture to: (i) cure any ambiguity, defect or inconsistency, (ii) provide for the assumption by a successor corporation of the obligations of the Company or any Guarantor under the Indenture, (iii) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act as then in effect, (iv) provide for uncertificated Notes in addition to or in place of certificated Notes, (v) secure the Notes and make intercreditor arrangements with respect to any such Exchange Note, unless the incurrence of such obligations or the security thereof is prohibited by the Indenture, (vi) evidence or provide for a replacement trustee, (vii) add to the covenants and agreements of the Company, or any other obligor with respect to the Notes, for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, or (viii) to make any change that does not materially adversely affect the rights of any Holder of the Notes.

After an amendment, supplemental indenture or waiver under the Indenture becomes effective, the Company is required to mail to holders of the Notes affected thereby a copy of such amendment, supplemental indenture or waiver and a notice briefly describing such amendment, supplemental indenture or waiver. However, the failure to give such notice, or any defect therein, will not impair or affect the validity of the amendment, supplemental indenture or waiver.

No personal liability of directors, officers, employees, incorporator and stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries, as such, shall have any liability for any obligations of the Company or any of its Subsidiaries under the Exchange Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Exchange Notes by accepting an Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes.

Transfer

The Exchange Notes will be issued in registered form and will be transferable only upon the surrender of the Exchange Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

The Company may at, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(i) rights of registration of transfer and exchange and the Company’s right of redemption;

(ii) substitution of mutilated, defaced, destroyed, lost or stolen Exchange Notes;

(iii) rights of holders of the Exchange Notes to receive payments of principal and interest on the Exchange Notes;

(iv) rights, obligations and immunities of the Trustee under the Indenture; and

(v) rights of the holders of the Exchange Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them.

In addition, the Company may, at its option and at any time, elect to have obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Default” will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance, the Company:

(1) must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Exchange Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to [surviving rights expressly provided for in the Indenture]) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Concerning the trustee

Wells Fargo Bank, National Association, will be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Exchange Notes.

Governing law

The Indenture provides that it and the Exchange Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Material U.S. federal income tax considerations

The following is a summary of material United States federal income tax considerations relating to the exchange of original notes for exchange notes in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to address all federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities or foreign currencies, tax-exempt investors, or persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

We have not sought any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As such, there can be no assurance that the IRS will agree with such statements and conclusions. Thus, all persons that exchange original notes for exchange notes in the exchange offer are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Consequences to holders

The exchange of original notes for exchange notes will not be treated as an exchange for U.S. federal income tax purposes, but, instead, will be treated as a “non-event” because the exchange notes will not be considered to differ materially in kind or extent from the original notes. As a result, no material U.S. federal income tax consequences will result to a holder from exchanging original notes for exchange notes.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for original notes if the broker-dealer acquired the original notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date (as defined herein) we will amend or supplement this prospectus if requested by the initial purchasers or by one or more broker-dealers so that any broker-dealer may use this prospectus to satisfy their prospectus delivery obligations under the Securities Act in connection with any such resale. In addition, until                     , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or other persons. Broker-dealers may from time to time sell exchange notes received for their own accounts in the exchange offer in one or more transactions:

• in the over-the-counter market;

• in negotiated transactions;

• through the writing of options on the exchange notes or a combination of such methods of resale;

• at market prices prevailing at the time of resale;

• at prices related to such prevailing market prices; or

• at negotiated prices.

Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us in writing before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished to the broker-dealer copies of any amendment or supplement to the prospectus. We will, for a period of 180 days after the expiration date (as defined herein), promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the registered exchange offer (including the expenses of one counsel for the holders of the exchange notes if we are required, under the terms of the registration rights agreement, to file a shelf registration statement) other than commissions, discounts or transfer taxes of any holders of the exchange notes (including any broker-dealers) and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity and the binding nature of the obligations of the exchange notes offered in the exchange offer and other legal matters will be passed upon for us by Haynes and Boone, LLP.

Experts

Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the nine months ended December 31, 2001, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in its report appearing herein.

Where you can find more information

We have filed with the SEC a registration statement on Form S-4 (No. 333-     ) under the Securities Act of 1933 relating to the exchange notes offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.trin.net. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is listed on the NYSE, you may also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

You may request a copy of these filings at no cost by writing to us at the following mailing address or telephoning us at the following number: Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207-2401 (telephone number: 214-631-4420).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Trinity Industries, Inc.

We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas

February 20, 2004 (Except for Note 19, as to which the date is July 16, 2004)

Trinity Industries, Inc. and subsidiaries

consolidated statements of operations

				Nine months	Nine months
	Year ended	Year ended	Year ended	ended	ended
(In millions except per share	December 31,	December 31,	December 31,	December 31,	December 31,
data)	2003	2002	2001	2001	2000

			(unaudited)		(unaudited)
Revenues	$1,432.8	$1,487.3	$1,766.5	$1,347.8	$1,485.6
Operating costs:
Cost of revenues	1,260.4	1,314.0	1,659.8	1,234.5	1,331.4
Selling, engineering and administrative expenses	159.0	162.6	181.3	129.7	162.1

	1,419.4	1,476.6	1,841.1	1,364.2	1,493.5

Operating profit (loss)	13.4	10.7	(74.6)	(16.4)	(7.9)
Other (income) expense:
Interest income	(0.7)	(1.2)	(3.9)	(2.5)	(5.5)
Interest expense	34.9	36.3	29.3	21.7	21.3
Other, net	(6.5)	—	2.6	4.9	30.5

	27.7	35.1	28.0	24.1	46.3

Loss before income taxes	(14.3)	(24.4)	(102.6)	(40.5)	(54.2)
Provision (benefit) for income taxes:
Current	(14.4)	(60.8)	(10.7)	3.3	17.8
Deferred	10.1	56.0	(17.5)	(9.1)	(37.3)

	(4.3)	(4.8)	(28.2)	(5.8)	(19.5)

Net loss	(10.0)	(19.6)	(74.4)	(34.7)	(34.7)
Dividends on Series B preferred stock	(1.6)	—	—	—	—

Net loss applicable to common shareholders	$(11.6)	$(19.6)	$(74.4)	$(34.7)	$(34.7)

Net loss per common share:
Basic	$(0.25)	$(0.43)	$(1.94)	$(0.90)	$(0.92)

Diluted	$(0.25)	$(0.43)	$(1.94)	$(0.90)	$(0.92)

Weighted average number of shares outstanding:
Basic	45.6	45.3	38.3	38.7	37.6
Diluted	45.6	45.3	38.3	38.7	37.6

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated balance sheets

	December 31,	December 31,
(In millions)	2003	2002

Assets
Cash and cash equivalents	$46.0	$19.1
Receivables (net of allowance for doubtful accounts of $7.7 at December 31, 2003 and $8.3 at December 31, 2002)	198.1	168.2
Income tax receivable	—	50.0
Inventories:
Raw materials and supplies	158.4	115.9
Work in process	60.0	42.3
Finished goods	39.6	55.1

	258.0	213.3
Property, plant and equipment, at cost	1,627.1	1,565.4
Less accumulated depreciation	(681.9)	(604.4)

	945.2	961.0
Goodwill	415.1	411.3
Other assets	145.5	133.6

	$2,007.9	$1,956.5

Liabilities and stockholders’ equity

Accounts payable and accrued liabilities	$460.2	$396.0
Debt:
Recourse	298.5	375.1
Non-recourse	96.7	113.8

	395.2	488.9
Deferred income	32.2	16.8
Other liabilities	58.7	53.2

	946.3	954.9
Series B redeemable convertible preferred stock, no par value, $0.1 liquidation value	57.8	—
Stockholders’ equity:
Preferred stock— 1.5 shares authorized and unissued	—	—
Common stock— shares issued and outstanding at December 31, 2003— 50.9; at December 31, 2002— 50.9	50.9	50.9
Capital in excess of par value	434.7	442.1
Retained earnings	649.9	672.6
Accumulated other comprehensive loss	(27.3)	(34.9)
Treasury stock (4.3 shares at December 31, 2003 and 5.0 shares at December 31, 2002)	(104.4)	(129.1)

	1,003.8	1,001.6

	$2,007.9	$1,956.5

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated statements of cash flows

				Nine months	Nine months
	Year ended	Year ended	Year ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001	2001	2000

			(unaudited)		(unaudited)
Operating activities:
Net loss	$(10.0)	$(19.6)	$(74.4)	$(34.7)	$(34.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	85.6	90.7	85.5	66.2	69.8
Deferred income taxes	10.1	56.0	(17.5)	(9.1)	(37.3)
Gain on sale of property, plant, equipment and other assets	(10.0)	(4.5)	(2.5)	(1.1)	(9.8)
Unusual charges	—	—	122.2	66.4	117.5
Other	2.6	5.3	1.6	2.5	1.9
Changes in assets and liabilities, net of effects from acquisitions and unusual charges:
(Increase) decrease in receivables	(29.9)	26.3	58.1	88.7	122.9
Decrease (increase) in tax receivables	50.0	(40.2)	(9.8)	(9.8)	—
(Increase) decrease in inventories	(44.7)	61.9	148.1	112.8	(59.6)
(Increase) decrease in other assets	(4.9)	20.5	15.2	(5.2)	(53.7)
Increase (decrease) in accounts payable and accrued liabilities	73.5	(55.9)	(100.3)	(80.3)	(55.1)
(Decrease) increase in other liabilities	(7.4)	(19.8)	8.8	3.7	(5.9)

Total adjustments	124.9	140.3	309.4	234.8	90.7

Net cash provided by operating activities	114.9	120.7	235.0	200.1	56.0
Investing activities:
Proceeds from sale of property, plant, equipment and other assets	251.6	22.5	195.2	188.2	55.8
Capital expenditures— lease subsidiary	(264.7)	(134.5)	(183.3)	(86.9)	(152.5)
Capital expenditures— other	(20.2)	(37.7)	(70.9)	(46.4)	(76.8)
Payment for purchase of acquisitions, net of cash acquired	(7.6)	(1.4)	(164.8)	(165.0)	(13.7)

Net cash required by investing activities	(40.9)	(151.1)	(223.8)	(110.1)	(187.2)
Financing activities:
Issuance of common stock	—	31.2	—	—	—
Issuance of redeemable preferred stock	57.6	—	—	—	—
Net borrowings (repayments) of short-term debt	—	—	52.4	(35.8)	235.5
Payments to retire debt	(379.7)	(786.1)	(29.6)	(25.5)	(51.4)
Proceeds from issuance of debt	286.0	798.7	—	—	—
Stock repurchases	—	—	—	—	(34.6)
Dividends paid to common stockholders	(11.0)	(16.5)	(26.6)	(20.0)	(20.4)

Net cash provided (required) by financing activities	(47.1)	27.3	(3.8)	(81.3)	129.1

Net increase (decrease) in cash and equivalents	26.9	(3.1)	7.4	8.7	(2.1)
Cash and equivalents at beginning of period	19.1	22.2	14.8	13.5	16.9

Cash and equivalents at end of period	$46.0	$19.1	$22.2	$22.2	$14.8

Interest paid for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001 was $30.0, $26.9, and $22.3, respectively. Net taxes received for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001 was $66.7, $15.5, and $3.9, respectively.

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated statements of stockholders’ equity

	Common	Common	Capital		Accumulated
	Shares	Stock	in Excess		Other		Treasury	Total
(In millions except share and per	(100,000,000	$1.00 Par	of Par	Retained	Comprehensive	Treasury	Stock	Stockholders’
share data)	Authorized)	Value	Value	Earnings	Loss	Shares	At Cost	Equity

Balance at March 31, 2001	43,796,351	$43.8	$291.8	$759.4	$(21.1)	(6,953,386)	$(194.9)	$879.0
Net loss	—	—	—	(34.7)	—	—	—	(34.7)
Currency translation adjustments	—	—	—	—	(0.4)	—	—	(0.4)
Unrealized loss on derivative financial instruments	—	—	—	—	(4.5)	—	—	(4.5)

Comprehensive net loss								(39.6)
Cash dividends ($0.54 per common share)	—	—	—	(21.3)	—	—	—	(21.3)
Stock issued for mergers and acquisitions	7,150,000	7.2	175.8	—	—	34,000	1.3	184.3
Other	—	—	(2.9)	—	—	310,864	9.9	7.0

Balance at December 31, 2001	50,946,351	51.0	464.7	703.4	(26.0)	(6,608,522)	(183.7)	1,009.4
Net loss	—	—	—	(19.6)	—	—	—	(19.6)
Minimum pension liability adjustment (net of tax)	—	—	—	—	(20.8)	—	—	(20.8)
Currency translation adjustments (net of tax)	—	—	—	—	9.2	—	—	9.2
Unrealized gain on derivative financial instruments (net of tax)	—	—	—	—	2.7	—	—	2.7

Comprehensive net loss								(28.5)
Cash dividends ($0.24 per common share)	—	—	—	(11.2)	—	—	—	(11.2)
Stock issued	—	—	(19.9)	—	—	1,500,000	51.1	31.2
Other	(6,000)	(0.1)	(2.7)	—	—	67,813	3.5	0.7

Balance at December 31, 2002	50,940,351	50.9	442.1	672.6	(34.9)	(5,040,709)	(129.1)	1,001.6
Net loss	—	—	—	(10.0)	—	—	—	(10.0)
Minimum pension liability adjustment (net of tax)	—	—	—	—	7.0	—	—	7.0
Currency translation adjustments (net of tax)	—	—	—	—	(0.1)	—	—	(0.1)
Unrealized loss on derivative financial instruments (net of tax)	—	—	—	—	0.7	—	—	0.7

Comprehensive net loss								(2.4)
Cash dividends ($0.24 per common share)	—	—	—	(11.1)	—	—	—	(11.1)
Dividends— Series B preferred stock	—	—	—	(1.6)	—	—	—	(1.6)
Restricted shares issued	—	—	(4.5)	—	—	356,685	11.2	6.7
Stock options exercised (including tax benefit of $1.2)	—	—	(2.5)	—	—	401,791	12.7	10.2
Other	—	—	(0.4)	—	—	21,373	0.8	0.4

Balance at December 31, 2003	50,940,351	$50.9	$434.7	$649.9	$(27.3)	(4,260,860)	$(104.4)	$1,003.8

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

notes to consolidated financial statements

Note 1. Summary of significant accounting policies

Principles of consolidation

The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries (“Trinity” or the “Company”) include the accounts of all majority owned subsidiaries. The equity method of accounting is used for companies in which the Company has significant influence and 50% or less ownership. All significant intercompany accounts and transactions have been eliminated.

Change in year end

In September 2001 the Company changed its year end from March 31 to December 31.

Revenue recognition

The Company generally recognizes revenue when products are shipped or services are provided. Revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected and accepted by the customer. Revenues from construction contracts are recorded using percentage of completion accounting, using incurred labor hours to estimated total hours of the contract. Estimated losses on contracts are recorded when determined. Revenue from rentals and operating leases are recorded monthly as the fees accrue. Fees for shipping and handling are recorded as revenue.

Income taxes

The liability method is used to account for income taxes. Deferred income taxes are provided for the temporary effects of differences in the recognition of revenues and expenses for financial statement and income tax reporting purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

Net income (loss) per share

Basic net income (loss) per common share is based on the weighted average number of common shares outstanding for the period. The numerator is net income (loss) applicable to common shareholders for the years ended December 31, 2003 and 2002 and for the nine months ended December 31, 2001. The difference between the denominator in the basic calculation and the denominator in the diluted calculation is generally attributable to the effect of employee stock options. Diluted loss per common share for the years ended December 31, 2003 and 2002, and the nine months ended December 31, 2001 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of stock options would have been antidilutive. The number of antidilutive options for the year ended December 31, 2003 and 2002, and the nine months ended December 31, 2001 were 342,545, 81,120, and 173,422, respectively. The Series B preferred stock was antidilutive for the year ended December 31, 2003 and therefore not considered in the diluted net income (loss) per common share calculation.

Financial instruments

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash investments and receivables. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to control procedures to monitor the credit worthiness of customers, the large number of customers in the Company’s customer base, and their dispersion across different industries and geographic areas. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all receivables.

The Company formally documents all hedging instruments and assesses on an ongoing basis whether hedging transactions are highly effective. It is the Company’s policy not to speculate in derivatives. All hedging instruments outstanding at December 31, 2003 have been designated as cash flow hedges and are considered highly effective.

Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. As of December 31, 2003, the Company had six interest rate swap agreements outstanding. These agreements have a total notional amount of $150.0 million and expire from May 2005 to May 2006. The Company pays an average fixed rate of 2.71% and receives a floating rate based on the three-month LIBOR rates.

Inventories

Inventories are valued at the lower of cost or market, with cost determined principally on the specific identification method. Market is replacement cost or net realizable value.

Property, plant and equipment

Depreciation and amortization are generally computed by the straight-line method over the estimated useful lives of the assets, generally 2 to 30 years. The costs of ordinary maintenance and repair are charged to expense while renewals and major replacements are capitalized.

The Company periodically evaluates the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable and the fair value of the asset is less than its carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets. In 2003, operating profit in the Industrial Products Group was impacted by $0.9 million related to the write down of long-lived assets in Brazil.

Goodwill and intangible assets

Goodwill is tested by reporting unit at least annually as of November for impairment by comparing their fair value to their book value. Intangible assets with defined useful lives, which as of December 31, 2003 were $5.3 million, are amortized over their estimated useful lives and are tested annually for impairment.

Insurance

The Company is self-insured for workers’ compensation. A third party administrator is used to process claims. The Company accrues the workers’ compensation liability based upon independent actuarial studies.

Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized and assesses the adequacy of the resulting reserves on a quarterly basis.

Foreign currency translation

Operations outside the United States prepare financial statements in currencies other than the United States Dollar; the income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders’ equity and comprehensive loss except in foreign countries where the functional currency is considered highly inflationary. Total accumulated currency adjustments (net of tax) recorded in other comprehensive income (loss) was $12.5 million at December 31, 2003.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, the effective unrealized portions of changes in fair value of the Company’s derivative financial instruments and the minimum pension liability adjustment. All components are shown net of tax.

Stock-based compensation

The Company has elected to apply the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and its interpretations and, accordingly, no compensation cost has been recorded for stock options. The effect of computing compensation cost and the weighted average fair value of options granted during the year ended December 31, 2003 and 2002 and the nine months ended December 31, 2001 using the Black-Scholes option pricing method for stock options are shown in the accompanying table.

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001

Pro forma:
Net loss applicable to common shareholders, as reported	$(11.6)	$(19.6)	$(34.7)
Add: Stock compensation expense related to restricted stock	2.2	2.0	0.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related income tax effects	(6.2)	(7.9)	(5.6)

Pro forma net loss applicable to common shareholders	$(15.6)	$(25.5)	$(39.7)

Pro forma diluted share	$(0.34)	$(0.56)	$(1.03)

Net loss applicable to common shareholders per diluted share— as reported	$(0.25)	$(0.43)	$(0.90)

Black-Scholes assumptions:
Expected option life (years)	6.0	6.0	6.8
Risk-free interest rate	2.5%	4.75%	4.8%
Dividend yield	1.4%	1.1%	3.7%
Common stock volatility	0.340	0.360	0.354
Estimated fair value per share of options granted	$5.35	$8.36	$5.99

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year statements to conform to the current period presentation.

Recent accounting pronouncements

During January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim periods beginning after June 15, 2003. In October 2003, the FASB agreed to a broad-based deferral of the effective date for public companies until the end of the periods ending after December 15, 2003. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has established four variable interest entities to securitize railcars for lease to third parties. The equity investors are the primary beneficiaries of the entities and therefore three of the trust entities are not required to be consolidated (see Note 10). The remaining entity is consolidated as of December 31, 2003.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first period beginning after June 15, 2003. The provisions of this statement did not have an impact on the Company’s statement of financial position.

Note 2. Segment information

The Company reports operating results in the following business segments: (1) the Rail Group, which manufactures and sells railcars and component parts; (2) the Construction Products Group which manufactures and sells highway guardrail and safety products, concrete and aggregates, girders and beams used in the construction of highway and railway bridges and weld fittings used in pressure piping systems; (3) the Inland Barge Group which manufactures and sells barges and related products for inland waterway services; (4) the Industrial Products Group, which manufactures and sells tank heads and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products; and (5) the Railcar Leasing and Management Services Group which provides fleet management, maintenance and leasing services. Finally, All Other includes the Company’s captive insurance and transportation companies, structural towers, and other peripheral businesses.

Sales from Rail Group to Railcar Leasing and Management Services Group are recorded in the Rail Group and eliminated in consolidation. Sales of railcars from the lease fleet are included in the Railcar Leasing and Management Services Group. Sales between groups are recorded at prices comparable to external customers.

The financial information for these segments is shown in the tables below. The Company operates principally in the continental United States, Mexico, Romania, the United Kingdom, the Czech Republic and Brazil.

Year ended December 31, 2003

	Revenues
				Operating		Depreciation &	Capital
(In millions)	Outside	Intersegment	Total	Profit (Loss)	Assets	Amortization	Expenditures

Rail Group	$494.5	$240.1	$734.6	$(6.2)	$835.3	$18.2	$3.5
Construction Products Group	488.8	1.1	489.9	37.5	227.3	23.0	12.4
Inland Barge Group	170.6	—	170.6	(4.7)	66.2	2.8	1.5
Industrial Products Group	120.7	4.1	124.8	8.4	90.4	4.4	1.5
Railcar Leasing and Management Services Group	153.8	—	153.8	41.0	695.6	27.0	264.7
All Other	4.4	26.5	30.9	(8.4)	26.9	3.4	0.3
Eliminations & Corporate Items	—	(271.8)	(271.8)	(54.2)	66.2	6.8	1.0

Consolidated Total	$1,432.8	$—	$1,432.8	$13.4	$2,007.9	$85.6	$284.9

Year ended December 31, 2002

	Revenues			Operating
				Profit		Depreciation &	Capital
(In millions)	Outside	Intersegment	Total	(Loss)	Assets	Amortization	Expenditures

Rail Group	$504.3	$125.1	$629.4	$(41.5)	$819.8	$20.7	$7.1
Construction Products Group	503.9	0.9	504.8	48.3	233.6	24.1	17.1
Inland Barge Group	211.7	—	211.7	4.7	71.0	3.2	1.8
Industrial Products Group	140.1	3.0	143.1	2.4	89.7	5.8	5.4
Railcar Leasing and Management Services Group	114.7	—	114.7	31.3	635.3	27.6	139.0
All Other	12.6	26.9	39.5	(5.7)	40.3	4.2	—
Eliminations & Corporate Items	—	(155.9)	(155.9)	(28.8)	66.8	5.1	1.8

Consolidated Total	$1,487.3	$—	$1,487.3	$10.7	$1,956.5	$90.7	$172.2

Year ended December 31, 2001 (unaudited)

	Revenues			Operating
				Profit		Depreciation &	Capital
(In millions)	Outside	Intersegment	Total	(Loss)	Assets	Amortization	Expenditures

Rail Group	$700.0	$257.5	$957.5	$(104.4)	$868.7	$26.6	$31.3
Construction Products Group	543.8	6.5	550.3	48.9	250.0	24.7	18.6
Inland Barge Group	206.6	0.1	206.7	11.6	86.6	3.6	2.2
Industrial Products Group	139.9	7.6	147.5	2.8	104.6	5.8	8.3
Railcar Leasing and Management Services Group	114.1	—	114.1	38.0	482.8	14.4	186.9
All Other	62.1	43.9	106.0	(35.8)	52.5	5.4	4.8
Eliminations & Corporate Items	—	(315.6)	(315.6)	(35.7)	106.8	5.0	2.1

Consolidated Total	$1,766.5	$—	$1,766.5	$(74.6)	$1,952.0	$85.5	$254.2

Nine months ended December 31, 2001

	Revenues			Operating
				Profit		Depreciation &	Capital
(In millions)	Outside	Intersegment	Total	(Loss)	Assets	Amortization	Expenditures

Rail Group	$521.3	$142.8	$664.1	$(65.8)	$868.7	$21.3	$22.9
Construction Products Group	427.2	5.0	432.2	45.6	250.0	18.7	11.9
Inland Barge Group	148.2	—	148.2	9.8	86.6	2.7	1.8
Industrial Products Group	106.7	2.3	109.0	3.9	104.6	4.7	5.3
Railcar Leasing and Management Services Group	94.0	—	94.0	30.2	482.8	11.4	87.6
All Other	50.4	28.1	78.5	(21.1)	52.5	3.9	2.3
Eliminations & Corporate Items	—	(178.2)	(178.2)	(19.0)	106.8	3.5	1.5

Consolidated Total	$1,347.8	$—	$1,347.8	$(16.4)	$1,952.0	$66.2	$133.3

Nine months ended December 31, 2000 (unaudited)

	Revenues			Operating
				Profit		Depreciation &	Capital
(In millions)	Outside	Intersegment	Total	(Loss)	Assets	Amortization	Expenditures

Rail Group	$639.3	$166.9	$806.2	$3.4	$545.1	$19.1	$26.8
Construction Products Group	432.4	9.6	442.0	25.8	313.4	21.5	21.3
Inland Barge Group	144.5	—	144.5	9.9	81.2	3.4	1.3
Industrial Products Group	127.1	4.5	131.6	6.5	228.3	4.1	9.4
Railcar Leasing and Management Services Group	108.6	—	108.6	34.2	469.1	11.0	160.5
All Other	33.7	30.0	63.7	(44.4)	88.5	5.5	8.2
Eliminations & Corporate Items	—	(211.0)	(211.0)	(43.3)	29.9	5.2	1.8

Consolidated Total	$1,485.6	$—	$1,485.6	$(7.9)	$1,755.5	$69.8	$229.3

Corporate assets are composed of cash and equivalents, notes receivable, certain property, plant and equipment, and other assets. Capital expenditures do not include business acquisitions.

Revenues and operating profit for our foreign operations for the years ended December 31, 2003, and 2002 and for the nine months ended December 31, 2001 are presented below:

	Revenues			Operating Profit (Loss)

	Year ended		Nine months	Year ended		Nine months
	December 31,		ended	December 31,		ended
			December 31,			December 31,
(In millions)	2003	2002	2001	2003	2002	2001

Latin America	$45.2	$63.5	$35.3	$6.1	$10.8	$(1.9)
Europe	139.6	185.8	66.9	(12.0)	(1.0)	(15.0)

Total Foreign	$184.8	$249.3	$102.2	$(5.9)	$9.8	$(16.9)

Total assets and long-lived assets for our foreign operations as of December 31, 2003 and 2002 are presented below:

	Total assets		Long-lived assets

	December 31,

(In millions)	2003	2002	2003	2002

Latin America	$120.0	$132.6	$90.9	$107.1
Europe	111.6	106.2	49.3	62.1

Total Foreign	$231.6	$238.8	$140.2	$169.2

Note 3. Unusual charges

In December 2001, the Company recorded special pretax charges of $66.4 million ($50.4 million after tax), or $1.19 per share based on weighted average shares outstanding for the three months ended December 31, 2001 and $1.30 per share based on weighted average shares outstanding for the nine months ended December 31, 2001, related primarily to restructuring the Company’s Rail Group in connection with the Thrall Car Manufacturing Company (“Thrall”) merger in North America and Europe and other matters.

Costs included in the charges are summarized as follows:

Total
(In millions)	charges

Property, plant & equipment— write-downs to net realizable value and related plant closing costs	$46.5
Severance costs— approximately 2,100 employees	3.8

Railcar restructuring charges	50.3
Asset write-downs and exit costs related to wholly owned businesses	15.5
Non railcar severance— 11 employees	0.6

Total charges	$66.4

Classifications of the charges by segment and income statement line items are shown below:

		Construction	All
(In millions)	Rail	products	other	Total

Cost of revenues	$46.1	$0.8	$9.9	$56.8
Selling, engineering & administrative	4.2	0.1	3.2	7.5

Charged to operating profit	50.3	0.9	13.1	64.3
Other (income) expense— corporate	—	—	2.1	2.1

Total charges	$50.3	$0.9	$15.2	$66.4

Restructuring and other reserve activity for the year ended December 31, 2003 and 2002 is:

	Reserves				Reserves			Reserves
	December 31,				December 31,			December 31,
(In millions)	2001	Charges	Payments	Write-offs	2002	Payments	Reclassifications	2003

Property, plant & equipment— shut-down costs	$18.9	$0.1	$(8.2)	$(6.2)	$4.6	$(0.3)	$(4.3)	$—
Environmental liabilities	11.1	—	(0.3)	(0.2)	10.6	(0.5)	(10.1)	—
Severance costs	4.9	0.4	(3.2)	(1.5)	0.6	(0.4)	(0.2)	—
Adverse jury verdict	14.8	—	—	—	14.8	(0.1)	(14.7)	—
Other	3.4	0.1	(2.3)	(0.8)	0.4	—	(0.4)	—

	$53.1	$0.6	$(14.0)	$(8.7)	$31.0	$(1.3)	$(29.7)	$—

In 2003, restructuring reserves were reclassified to comparable accrued liabilities. None of the reclassifications impacted operating profit.

Note 4. Acquisitions and divestitures

On October 26, 2001, Trinity completed a merger transaction with privately owned Thrall. The results of Thrall’s operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $377.1 million including $165.5 million of cash, a working capital adjustment per the merger agreement of $15.2 million, transaction fees of $13.0 million and common stock valued at $183.4 million. The value of the 7.15 million common shares issued was determined based on the average market price of Trinity’s common shares over the period including two days before and after the terms of the merger were agreed to and announced. In addition, Trinity has agreed under certain circumstances to make additional payments, not to exceed $45 million through 2006, based on a formula related to annual railcar industry production levels. Currently it is anticipated that no additional consideration will be paid, however, if any amounts are paid goodwill will be increased. At December 31, 2003, the Company had a receivable from the former owner of Thrall for $4.9 million related to representations and warranties under the merger agreement. A former officer and indirect shareholder of Thrall is a beneficial holder of Company shares and a director of the Company.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

October 26,
(In millions)	2001

Current assets	$82.0
Property, plant, and equipment	38.3
Intangible assets— patents	2.9
Deferred tax asset	9.1
Goodwill	333.3

Total assets acquired	465.6
Current liabilities	(88.5)

Net assets acquired	$377.1

The $333.3 million of goodwill was assigned to the Rail Group and $317.6 million of that amount is expected to be deductible for tax purposes.

The following unaudited pro forma consolidated results of operations are presented below as if the merger with Thrall had been made as of April 1, 2001. The pro forma consolidated results of operations include adjustments to give effect to interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the merger been made at the beginning of the periods presented or the future results of the combined operations.

Nine months
ended
December 31,
(In millions)	2001

Revenues	$1,544.1
Net loss	(50.1)
Loss per share:
Basic	$(1.13)
Diluted	$(1.13)

Results for the nine months ended December 31, 2001 included after-tax charges of $50.4 million ($1.30 per share) related to restructuring the Rail Group in connection with the Thrall merger and the down cycle in the railcar industry and other matters.

The Company made certain acquisitions during the year ended December 31, 2003 accounted for by the purchase method. The aggregate purchase price for these acquisitions was $7.6 million. These acquisitions were primarily in the Company’s Construction Products Group and were competitive, strategic acquisitions. Other intangibles of $3.9 million were recorded, however, no goodwill was recorded on the 2003 acquisitions. The acquired operations have been included in the consolidated financial statements from the effective dates of the acquisitions. Pro forma results would not have been materially different from actual results for any year presented.

Note 5. Property, plant and equipment

	December 31,	December 31,
(In millions)	2003	2002

Corporate/ Manufacturing
Land	$50.8	$53.1
Buildings and improvements	355.8	347.1
Machinery	450.4	425.2
Construction in progress	11.6	32.3

	868.6	857.7
Leasing equipment	758.5	707.7

	$1,627.1	$1,565.4

The Company leases certain equipment and facilities under operating leases. Future minimum rent expense on these leases in each fiscal year are (in millions): 2004— $8.9; 2005— $7.7; 2006— $3.7; 2007— $3.6; 2008— $3.4 and $2.6 thereafter. See Note 10 for information related to the lease agreements, future operating lease obligations and future minimum rent expense associated with the Company’s wholly owned, qualified subsidiaries.

The Company estimates the fair market value of properties no longer in use or held for sale based on the location and condition of the properties, the fair market value of similar properties in the area, and the Company’s experience of selling similar properties in the past. As of December 31, 2003, the Company had non-operating plants with a net book value of $15.5 million. The Company’s estimated fair value of these assets exceeds their book value.

Note 6. Goodwill

Goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise. As of November 30, 2003, the Company’s impairment test of goodwill was completed at the reporting unit level and no indication of impairment of goodwill was noted. Goodwill by segment is as follows:

	December 31,	December 31,
(In millions)	2003	2002

Rail	$404.5	$403.5
Construction Products	4.5	4.5
Industrial Products	4.3	1.5
Railcar Leasing and Management Services	1.8	1.8

	$415.1	$411.3

Note 7. Deposit agreement

The Company has a deposit agreement with Altos Hornos de Mexico, SA de C.V. (“AHMSA”) which provided for funds to be deposited with AHMSA which are then used along with other funds from the Company to purchase steel from AHMSA. As of December 31, 2003, total funds on deposit including interest due amounted to approximately $23.7 million. Since May 1999 AHMSA has been operating under a judicial declaration of suspension of payments, which under applicable Mexican law, allows companies in Mexico to (1) seek a debt restructuring agreement with their creditors in an orderly fashion; (2) continue their operations; and (3) avoid declaration of bankruptcy and liquidation of assets. The Company’s understanding of Mexican law is that all funds on deposit are required to be returned to the Company regardless of whether or not the supplier is able to operate under the declaration of suspension of payments. Trinity reduced $11.6 million of this deposit through inventory purchases in the year ended December 31, 2003.

Note 8. Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized and assesses the adequacy of the resulting reserves on a quarterly basis. The change in the accruals for warranties for the year ended December 31, 2003 and 2002 are as follows:

	Year ended	Year ended
	December 31,	December 31,
(In millions)	2003	2002

Beginning balance	$20.8	$18.1
Additions	16.5	21.2
Reductions	(14.3)	(18.5)

Ending balance	$23.0	$20.8

Note 9. Debt

	December 31,	December 31,
(In millions)	2003	2002

Corporate/ Manufacturing— Recourse:
Revolving commitment	$—	$48.0
Term commitment	122.8	149.3
Up to 11.3 percent notes payable through 2015	5.7	6.4

	128.5	203.7

Leasing— Recourse
7.755 percent equipment trust certificates to institutional investors generally payable in semi-annual installments of varying amounts through 2009	170.0	170.0
Other	—	1.4

	170.0	171.4

	298.5	375.1

Leasing— Non-recourse Warehouse facility	71.1	113.8
Trust debt (see note 10)	25.6	—

	96.7	113.8

Total debt	$395.2	$488.9

In June 2002, the Company completed a secured credit agreement for $425 million. The agreement includes a $275 million 3-year revolving commitment and a $150 million 5-year term commitment. The agreement calls for quarterly payments of principal on the term debt in the amount of $375 thousand beginning September 30, 2002 through June 30, 2006 and quarterly payments of $36.0 million beginning on September 30, 2006 through the maturity date. Amounts borrowed under the revolving commitment bear interest at LIBOR plus 2.25% (there were no borrowings on December 31, 2003). Amounts borrowed under the term commitment bear interest at LIBOR plus 3.25% (4.40% at December 31, 2003). The Company’s accounts receivable and inventory and a portion of its property, plant and equipment secure the agreement. During September 2003, the Company modified the terms of the debt covenants under the agreement to separate the Company’s leasing and manufacturing operations for debt compliance purposes and paid off $25.0 million of the 5-year term commitment. The agreement limits the amount of capital expenditures related to the Company’s leasing business, requires maintenance of ratios related to interest coverage for both the leasing and manufacturing operations, leverage, asset coverage and minimum net worth, and restricts the amount of dividend payments based upon the current credit rating of the Company not to exceed $15 million annually. At December 31, 2003, $122.8 million was borrowed under this agreement. At December 31, 2003, the most restrictive of the debt covenants based on trailing twelve month calculations as defined by the debt agreements allows for approximately $73.9 million additional principal and approximately $8.1 million and $10.5 million additional annual interest expense for leasing and manufacturing operations, respectively.

In June 2002 Trinity Industries Leasing Company (“TILC”) through a newly formed, wholly owned and consolidated business trust entered into a $200 million non-recourse warehouse facility ($71.1 million outstanding as of December 31, 2003) to finance or refinance railcars acquired or owned by TILC. Specific railcars and the underlying leases secure the facility. Advances under the facility may not exceed 75%, or if agreed to by all of the lenders under the facility, such other percentage not less than 75% nor more than 80%, of the fair market value of the eligible railcars securing the facility as defined by the agreement. Advances under the facility bear interest at LIBOR plus 1.375% (2.545% at December 31, 2003). In August 2003, TILC expanded this facility to $300 million and extended the term through August 2004 and unless renewed would be payable in three equal installments in March 2005, September 2005 and March 2006. At December 31, 2003, $228.9 million was available under this facility.

In February 2002 TILC sold $170,000,000 of 2002-1 Pass Through Certificates with interest at 7.755%, commencing on August 15, 2002 and due semiannually thereafter. Equipment notes issued by TILC for the benefit of the holders of the Pass Through Certificates are collateralized by interest in certain railcars owned by TILC and the leases pursuant to which such railcars are leased to customers. The equipment notes, including the obligations to make payments of principal and interest thereon are direct obligations of TILC and are fully and unconditionally guaranteed by Trinity Industries, Inc. as guarantor.

The non-recourse debt of $25.6 million as of December 31, 2003 related to the Leasing Group’s investment in a variable interest entity where, because of its ownership of the equity investment, the Leasing Group is deemed the primary beneficiary of the Trust and therefore, as of December 31, 2003 the Trust is consolidated. Currently, the Leasing Group intends to sell its equity ownership in the Trust. If the Leasing Group is successful in selling the equity investment of the Trust and is no longer the primary beneficiary of the Trust, then the Trust will no longer be consolidated with Trinity. Accordingly, the railcars of $34.4 million and the debt of $25.6 million would not be included in the consolidated financial statements. The non-recourse debt agreement entered into by the Trust provides for interest at 5.64%.

Principal payments due during the next five years as of December 31, 2003 are as follows:

(In millions)	2004	2005	2006	2007	2008	Thereafter

Recourse
Corporate/ Manufacturing	$2.2	$2.0	$73.1	$47.2	$0.1	$3.4
Leasing (note 10)	—	39.9	10.3	43.4	14.2	62.2
Non-recourse
Leasing (note 10)	1.5	46.6	25.9	1.3	1.0	20.4
Capital leases— Corporate	0.2	0.2	0.1	—	—	—

Total principal payments	$3.9	$88.7	$109.4	$91.9	$15.3	$86.0

Commitments under letters of credit, primarily related to insurance, are $116.4 million, expiring $106.1 million in 2004, $7.2 million in 2005 and $3.1 million after 2008.

Note 10. Railcar leasing and management services group

The Railcar Leasing and Management Services Group (“Leasing Group”) provides fleet management, maintenance and leasing services. Selected combined financial information for the Leasing Group is as follows:

	December 31,	December 31,
(In millions)	2003	2002

Balance Sheet Information
Cash	$5.3	$2.8
Leasing equipment, net
Machinery	31.0	—
Equipment on lease	725.8	705.4
Construction in progress	1.7	2.3

	758.5	707.7
Accumulated depreciation	(112.9)	(110.8)

	645.6	596.9
Restricted assets	39.5	29.1

Debt
Recourse	170.0	171.4
Non-recourse	96.76	113.8

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001

Income Statement Information
Revenues	$153.8	$114.7	$94.0
Operating profit	41.0	31.3	30.2
Interest expense	16.4	12.8	6.6

Equipment consists primarily of railcars leased by third parties. The Leasing Group enters into lease contracts with third parties with terms generally ranging between one and twenty years,

wherein equipment manufactured by Trinity is leased for a specified type of service over the term of the lease. The Company primarily enters into operating leases. Future minimum rental revenues on leases in each fiscal year are (in millions): 2004— $97.8; 2005— $84.9; 2006— $71.5; 2007— $60.7; 2008— $49.5 and $302.0 thereafter. Leasing Group equipment with a net book value of $418.6 million is pledged as collateral for debt.

The Leasing Group’s debt consists of both recourse and non-recourse debt. See note 9 for maturities for the debt.

The Leasing Group has completed a series of financing transactions. During the nine months ended December 31, 2001, the Leasing Group completed a lease arrangement for $199.0 million in railcars. The Leasing Group sold the railcars to an independent trust. The trust financed the purchase of the railcars with $151.3 million in debt and $47.7 million in equity provided by a large independent financial institution. The equity participant in the trust is considered to be the primary beneficiary of the trust. The Leasing Group’s primary liability is its commitments on the operating leases discussed below. An independent trustee for the trust has authority for appointment of the railcar fleet manager.

During the year ended December 31, 2003, the Leasing Group completed another transaction whereby $235.0 million of railcars were sold to three separate owner trusts. Two of the trusts financed the purchase of the railcars with $155.0 million in debt and $45.0 million in third party equity. The equity participants in the two trusts are the primary beneficiaries of the trusts. The remaining trust equity was capitalized with $9.5 million from the Leasing Group and outside debt of $25.6 million (see Note 9). Because the Leasing Group is currently the sole equity participant of the third trust, the Leasing Group is the primary beneficiary and therefore the trust is currently included in the consolidated financial statements. When an outside equity investor purchases the equity position in the third trust, it is anticipated that the Leasing Group will no longer be the primary beneficiary and the third trust will no longer be consolidated.

The Leasing Group, through newly formed, wholly owned qualified subsidiaries, leased railcars from the trusts under operating leases with terms of 22 years and subleased the railcars to independent third party customers under shorter term operating leases. These qualified subsidiaries had total assets as of December 31, 2002 of $53.9 million and as of December 31, 2003 of $111.0 million including cash of $31.8 million, of which $6.6 million was collateral for the equity participant of one of the trusts, and Leasing Group railcars of $70.7 million. The cash (other than the $6.6 million) and railcars are pledged to collateralize the lease obligations to the trusts and are included in the consolidated financial statements of the Company. Trinity does not guarantee the performance of the subsidiaries’ lease obligations. Future operating lease obligations of the Leasing Group’s subsidiaries under the lease agreements are as follows (in millions): 2004— $37.4; 2005— $36.6; 2006— $34.2; 2007— $33.5; 2008— $33.4 and $463.0 thereafter. Future minimum rental revenues from subleased railcars as of December 31, 2003 are as follows (in millions): 2004— $46.2; 2005— $41.5; 2006— $36.1; 2007— $29.3; 2008— $23.8 and $140.2 thereafter.

Under the terms of the operating lease agreements, the Leasing Group has the option to purchase at a predetermined, fixed price, certain of the railcars from the trusts in 2017 and other railcars in 2018. The Leasing Group also has options to purchase the railcars at the end of the respective lease agreements in 2023 and 2025 at the then fair market value of the railcars as determined by a third party, independent appraisal. At the expiration of the operating lease agreements, Trinity has no further obligation there under.

The Leasing Group, under the terms of the servicing and remarketing agreements, is required to endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the trusts. The Leasing Group also receives management fees under the terms of the agreements. Certain ratios and cash deposits must be maintained by the Leasing Group’s subsidiaries in order for excess cash flow, as defined in the agreements, from the lease to third parties, to be available to Trinity. Total restricted cash associated with the above transactions is $31.8 million as of December 31, 2003 and is included in other assets.

The sales of the railcars by Trinity to the trusts were accounted for as a sale/leaseback transaction. No revenue or profit was recorded at the time of the transactions and all profit was deferred and is being amortized over the terms of the operating leases. Neither the assets, the liabilities, nor equity of the trusts are reflected on the balance sheet of Trinity except for the one trust where Trinity is currently the primary beneficiary.

Note 11. Other, net

Other (income) expense consists of the following items:

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001

Gain on sale of property, plant and equipment	$(10.0)	$(4.5)	$(1.1)
Foreign exchange transactions	1.5	1.7	1.5
Investment write-downs	—	—	1.9
Loss on equity investments	2.1	2.2	1.8
Other	(0.1)	0.6	0.8

Other, net	$(6.5)	$—	$4.9

Note 12. Income taxes

The components of the provision (benefit) for income taxes are:

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001

Current:
Federal	$(25.3)	$(59.4)	$4.6
State	3.6	(3.0)	(0.5)
Foreign	7.3	1.6	(0.8)

	(14.4)	(60.8)	3.3
Deferred	10.1	56.0	(9.1)

Provision (benefit)	$(4.3)	$(4.8)	$(5.8)

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are:

	December 31,	December 31,
(In millions)	2003	2002

Deferred tax liabilities:
Depreciation	$161.5	$124.7
Deductions related to inventory of foreign operations	7.3	13.6
Other foreign deferred liabilities	0.4	0.5
Other	7.5	8.4

	176.7	147.2

Deferred tax assets:
Pensions and other benefits	42.3	43.2
Accounts receivable, inventory, and other asset valuation accounts	34.7	56.0
Other comprehensive income	14.7	18.8
Federal net operating loss carryforwards	43.5	—
State net operating loss carryforwards	12.5	6.9
Foreign net operating loss carryforwards	6.2	11.0
Other foreign deferred assets	3.7	0.9

Total deferred tax assets	157.6	136.8
Valuation allowance	(8.7)	(7.2)

Deferred tax assets net of valuation allowance	148.9	129.6

Net deferred tax liabilities	$27.8	$17.6

At December 31, 2003, the Company had $124.3 million of consolidated net operating loss carryforwards for Federal income tax purposes. The total net operating losses consists of $8.9 million of pre-acquisition losses from acquired subsidiaries which expire between 2011 and 2013 and current net operating losses of $115.4 million which expire in 2023. Realization of the asset is dependents on generating sufficient taxable income in future periods. The Company believes that it is more likely than not that the deferred tax asset will be realized. In addition, the Company has established a valuation allowance for net foreign operating loss carryforwards due to the uncertainty regarding the realizability of these foreign losses. These net operating losses expire between 2007 and 2011.

The Company has also established valuation allowances for certain state net operating losses which may not be realizable. These net operating losses expire between 2007 and 2023. The net change in valuation allowance for the year ended December 31, 2003 was an increase of $1.5 million.

The Company is routinely under audit by federal, foreign and state tax authorities in the areas of income and franchise taxes. These audits include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, foreign and state tax laws. In evaluating the exposure associated with various tax filing positions, the Company often accrues charges for probable exposures. At December 31, 2003, the Company believes it has appropriately accrued for probable exposure. At December 31,

2003, the tax years ending March 31, 1998 through December 31, 2002 were undergoing examination by the Internal Revenue Service. At December 31, 2003, the Company and/or one or more of its subsidiaries has open audits in the states of Texas, Pennsylvania and Ohio.

The provision (benefit) for income taxes results in effective tax rates different from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company’s effective income tax rate:

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Statutory rate	35.0%	35.0%	35.0%
State taxes	(4.5)	2.5	0.8
Valuation allowance	(3.8)	(4.1)	(7.6)
Foreign rate differential	4.8	(5.4)	(5.0)
Unutilized prior year tax credits	(6.9)	(5.3)	(3.3)
Other (net)	5.6	(3.2)	(5.6)

Effective tax rate	30.2%	19.5%	14.3%

Income (loss) before income taxes for the year ended December 31, 2003 and 2002 and the nine months ended December 31, 2001 was ($23.7), ($27.7), and ($23.4), respectively, for U.S. operations, and $9.4, $3.3, and ($17.1), respectively, for foreign operations. The Company has not provided U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries based on the determination that such earnings will be indefinitely reinvested. Undistributed earnings of the Company’s foreign subsidiaries were $26.6 million as of December 31, 2003.

Note 13. Employee retirement plans

The Company sponsors defined benefit pension and defined contribution profit sharing plans which provide income and death benefits for eligible employees. The annual measurement date of the benefit obligation, fair value of plan assets and funded status is December 31.

Actuarial assumptions

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Assumptions used to determine benefit obligations at the annual measurement date were:
Obligation discount rate	6.25%	6.75%
Compensation increase rate	4.00%	4.00%
Assumptions used to determine net periodic benefit costs were:
Obligation discount rate	6.75%	7.50%	7.75%
Long-term rate of return on plan assets	8.75%	9.00%	9.00%
Compensation increase rate	4.00%	4.75%	4.75%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, the Company developed estimates based upon the estimated performance of the assets in its portfolio.

Components of net periodic pension cost

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
(In millions)	2003	2002	2001

Expense Components
Service cost	$8.6	$9.1	$8.2
Interest	14.6	14.7	10.7
Expected return on assets	(12.9)	(15.9)	(11.4)
Amortization and deferral	1.3	0.3	0.1
Profit sharing	2.8	3.6	3.3
Other	0.6	0.2	—

Net expense	$15.0	$12.0	$10.9

Obligations and Funded Status

	Year ended	Year ended
	December 31,	December 31,
(In millions)	2003	2002

Projected Benefit Obligations
Beginning of year	$220.4	$195.3
Service cost	8.6	9.1
Interest	14.5	14.7
Benefits paid	(9.7)	(9.5)
Actuarial (gain) loss	4.6	7.1
Acquired plans	—	3.7

End of year	$238.4	$220.4

	Year ended	Year ended
	December 31,	December 31,
(In millions)	2003	2002

Plans’ Assets
Beginning of year	$146.2	$176.4
Actual return on assets	27.3	(25.9)
Employer contributions	9.7	2.3
Benefits paid	(9.7)	(9.5)
Acquired plans	—	2.9

End of year	$173.5	$146.2

	Year ended	Year ended
	December 31,	December 31,

(In millions) 2003 2002

Consolidated Balance Sheet Components
Funded status	$(64.9)	$(74.2)
Unamortized transition asset	(0.6)	(0.8)
Unrecognized prior service cost	2.3	2.4
Unrecognized loss	51.1	63.0

Net obligation	$(12.1)	$(9.6)

Accrued	$(35.3)	$(46.4)
Prepaid	—	2.8
Intangible asset	2.0	2.0
Accumulated other comprehensive income (loss), net of tax	13.8	20.8
Deferred tax asset	7.4	11.2

Net accrued	$(12.1)	$(9.6)

The accumulated benefit obligation for all defined benefit pension plans at December 31, 2003 and 2002 was $208.6 million and $190.7 million.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Year ended	Year ended
	December 31,	December 31,
(In millions)	2003	2002

Projected benefit obligation	$238.4	$220.4
Accumulated benefit obligation	208.6	190.7
Fair value of plan assets	173.5	146.2

Plan assets

The pension plan weighted-average asset allocation at year-end 2003 and 2002 and the range of target are as follows:

		Percentage of
		plan assets at
		year-end
	Range of target
	allocation	2003	2002

Asset category:
Equity securities	55-65%	62%	54%
Fixed income	35-45%	38%	46%

Total		100%	100%

The Company’s pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the relationship between both the assets and liabilities of the plans. These strategies consider not only the expected risk and returns on plan assets, but also the actuarial projections of liabilities, projected contributions and funded status. The equity allocation is heavily weighted toward domestic large capitalized companies. There is also a lesser exposure to domestic small/mid cap companies, as well as, international equities. The fixed income allocation is equally split between a limited duration portfolio and a core plus portfolio that have a duration inline with published bond indices. This asset mix is designed to meet the longer-term obligations of the Plan as projected by actuarial studies.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocation have been determined after giving consideration to the expected returns of each asset category, the expected performance, the volatility of the asset returns over time and the complementary nature of the asset mix within the portfolio. Each asset category is managed by external money managers with the objective of generating returns that exceed market-based benchmarks.

Cash flows

The Company expects to contribute approximately $21.3 million to its defined benefit plans during 2004.

Benefit payments expected to be paid during the next ten years are as follows:

(In millions)	Amounts

2004	$7.7
2005	8.2
2006	8.8
2007	9.5
2008	10.5
2009-2013	$69.6

Note 14. Stock option plan

The Company’s 1998 Stock Option and Incentive Plan authorized 3,800,000 shares of common stock plus shares covered by forfeited, expired and canceled options granted under prior plans with a maximum of 1,000,000 shares being available for issuance as restricted stock or in satisfaction of performance or other awards. At December 31, 2003, a total of 335,529 shares were available for issuance. The plan provides for the granting of: nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Under previous plans, nonqualified and incentive stock options and restricted shares were granted at their fair market values. One grant provided for granting reload options for the remaining term of the original grant at their fair market value on the date shares already owned by the optionee are surrendered in payment of the option exercise price. Options become exercisable in various percentages over periods ranging up to eight years.

In connection with the Thrall merger certain former employees of Thrall were granted a total of 160,000 options to purchase common stock at its market price on the date of the grant. These stock options, which were approved by the Board of Directors of the Company, were not granted under the Company’s Stock Option and Incentive Plan. At December 31, 2003, 147,200 of such options were outstanding and are included in the tables below.

Stock options

					Nine months
	Year ended		Year ended		ended
	December 31,		December 31,		December 31,
	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	4,567,900	$26.46	3,920,822	$27.10	3,065,920	$29.26
Granted	747,986	17.12	895,232	21.72	1,043,252	20.23
Exercised	(410,069)	22.45	(149,074)	17.03	(93,285)	21.85
Cancelled	(544,727)	27.71	(99,080)	23.18	(95,065)	26.49

Outstanding, end of year	4,361,090	$25.08	4,567,900	$26.46	3,920,822	$27.10

Exercisable	2,915,278	$28.02	2,822,253	$29.24	2,265,996	$29.44

	December 31, 2003

	Outstanding Options

		Weighted Average		Exercisable Options

		Remaining			Weighted
		Contractual	Exercise		Average
Exercise Price Range	Shares	Life (Years)	Price	Shares	Price

$17.00— $23.00	2,722,105	7.69	$20.09	1,309,149	$21.26
$24.67— $24.67	147,200	7.82	24.67	124,341	24.67
$25.11— $31.38	863,384	4.14	27.64	853,387	27.65
$33.00— $53.00	628,401	3.96	43.26	628,401	43.26

	4,361,090	6.45	$25.08	2,915,278	$28.02

Restricted stock

The fair value of restricted shares and restricted stock units at the date of grant is amortized to expense ratably over the restriction period.

			Nine months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Shares awarded	356,885	150,220	284,100
Shares cancelled	—	(6,000)	(6,000)
Share restriction removed	(31,800)	(3,000)	(10,000)
Outstanding	851,905	526,820	385,600
Grant date fair value per share	$18.69	$21.71	$23.04

Note 15. Series B redeemable convertible preferred stock

In June 2003 the Company issued 600 shares of Series B Redeemable Convertible Preferred Stock. Each Share of Series B preferred stock has an initial liquidation value of $100,000 per share. The liquidation value, plus accrued but unpaid dividends, is payable on June 25, 2008, the mandatory redemption date, at the Company’s option in cash or in shares of common stock valued at 90% of the then current market price of our common stock. Each share of Series B preferred stock may be converted at any time at the option of the holder into shares of the Company’s common stock, based on the initial conversion price of $22.46 per share, which is the equivalent to 4,452 shares of common stock for each $100,000 initial liquidation preference. Holders of the Series B preferred stock are entitled to receive dividends payable semi-annually, on July 1 and January 1 of each year, beginning January 1, 2004 at an annual rate of 4.5% of the liquidation preference. The Company may, at its option, pay dividends either in cash or in shares of our common stock at the then current market price. All dividends paid through January 2004 have been paid in cash. The holders of Series B preferred stock are entitled to vote with the holders of the common stock on an as-if converted basis on all matters brought before the stockholders. The Series B preferred stock has been classified outside the Stockholders’ Equity section because there is not absolute assurance that the number of authorized and unissued common shares would be adequate to redeem the Series B preferred stock. At December 31, 2003, the number of shares authorized and unissued would be adequate to redeem the Series B preferred stock as long as the market value of our common stock was at least $1.37 per share.

Note 16. Stockholders’ equity

The Company has a Stockholder’s Rights Plan. On March 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of the Company’s common stock, $1.00 par value, to stockholders of record at the close of business on April 27, 1999. Each right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock at a purchase price of $200.00 per one one-hundredth (1/100) of a share, subject to adjustment. The rights are not exercisable or detachable from the common stock until ten business days after a person or group acquires beneficial ownership of twelve percent or more of the Company’s common stock or if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own twelve percent or more of the common stock. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until the first public announcement that a twelve-percent position has been acquired. If any person or group becomes a beneficial owner of twelve percent or more of the Company’s common stock, each right not owned by that person or related parties enables its holder to purchase, at the right’s purchase price, shares of the Company’s common stock having a calculated value of twice the purchase price of the right.

In connection with the Thrall merger, the Company adopted an amendment to the Rights Plan which generally permits the former stockholders of Thrall and its affiliates to beneficially own in excess of twelve percent of the Company’s common stock without triggering the Plan as described above provided such persons hold the stock in compliance with a stockholders’ agreement entered into in connection with the acquisition.

On March 6, 2002, the Company privately placed a total of 1.5 million unregistered shares of our common stock for net proceeds of $31.2 million. The Company subsequently registered these shares.

Note 17. Commitments and contingencies

The Company and its wholly owned subsidiary, Trinity Marine Products, Inc. (“TMP”), and certain material suppliers and others, have been named as co-defendants in six separate lawsuits filed by multiple plaintiffs on various dates. In October 2003 ACF Acceptance Barge I, LLC (“ACF”) settled all of its claims in the ACF litigation with the Company. The settlement involved the purchase of eleven barges which are leased to a barge operator under long-term bareboat charter agreements. The Company’s Leasing Subsidiary purchased the barges for $19.1 million and succeeded ACF as lessor under the charters. The estimated fair market value of the operating leases and residual value of the barges approximated the purchase price. In one of the other cases the plaintiff has petitioned the court for certification of a class, which, if certified by the court, could potentially increase the total number of barges involved in the case. The other five suits involve 48 tank barges sold at an average price of approximately $1.4 million, and 140 hopper barges sold at an average price of approximately $280,000. All the cases allege similar causes of action related to defects in coating materials supplied by a co-defendant and coatings application workmanship by TMP. The plaintiffs seek both compensatory and punitive damages and/or rescission of the barge purchase contracts. Technical experts investigating the claims have expressed the opinion that technical arguments presented by the plaintiffs in this litigation are without merit. The Company and TMP are defending these cases vigorously. As of February 15, 2004, two of the plaintiffs owe TMP approximately $11.5 million, of which $10.5 million is past due, related to contracts for the purchase of barges not involved in the litigation. TMP has filed suit for collection of the past due amounts.

In a proceeding unrelated to the foregoing litigation, the Company and TMP filed a declaratory judgment action seeking declaration by the Court of the Company’s and TMP’s (i) obligations related to allegations of certain barge owners as to defective coatings and coatings application on 65 tank barges and (ii) rights and remedies relative to an insurance policy in which TMP was named as an additional insured and which was applicable to the coatings on the 65 barges. On December 9, 2003, the barge owners filed a response proceeding to the declaratory judgment action claiming actual damages of $6.5 million and punitive damages of $10 million.

A subsidiary of the Company, Transit Mix Concrete and Materials Company was named as a defendant in a case involving the death of an employee of an independent contractor who died following an accident that occurred while the decedent was working at a Company owned facility. Following a jury verdict in the favor of the plaintiff, the presiding judge entered a final judgment in the amount of $33.9 million (inclusive of fees, costs, and judgment interest). This case has been appealed. Management believes liability in this case, if any, exceeding $3.0 million, will be covered by insurance.

The Company is also involved in other claims and lawsuits incidental to its current and former subsidiaries’ businesses. Based on information currently available to the Company, it is management’s opinion that our ultimate liability, if any, for such claims and lawsuits, including those matters associated with its use of products manufactured by others and alleged to contain asbestos, in the aggregate will not have a material adverse effect on the Company’s business, operations or overall financial condition. However, resolutions of claims or lawsuits by settlement or otherwise could have a significant impact on the Company’s operating results for the reporting period in which any such resolution occurs.

The Company is subject to federal, state, local, and foreign laws and regulations relating to the environment and to the workplace. The Company believes that it is currently in substantial compliance with such laws and regulations.

The Company is involved in various proceedings relating to environmental matters. The Company has provided reserves totaling $17.2 million to cover probable and estimable liabilities of the Company with respect to such proceedings, taking into account currently available information and the Company’s contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or, if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company.

Non-cancelable purchase obligations, primarily for steel purchases, are $273.0 million in 2004 and $1.2 million in 2005.

Note 18. Selected quarterly financial data (unaudited)

	Three months		Three months	Three months
	ended	Three months	ended	ended
	March 31,	ended	September 30,	December 31,
(In millions except per share data)	2003	June 30, 2003	2003	2003

Year ended December 31, 2003:
Revenues	$289.1	$365.8	$363.4	$414.5
Operating profit (loss)	(11.4)	10.4	10.1	4.3
Net income (loss)	(14.5)	3.5	1.8	(0.8)
Dividends on Series B preferred stock	—	—	(0.8)	(0.8)
Net income (loss) applicable to common shareholder	(14.5)	3.5	1.0	(1.6)
Net income (loss) per common share:
Basic	$(0.32)	$0.08	$0.02	$(0.04)
Diluted	(0.32)	0.08	0.02	(0.04)

	Three months		Three months	Three months
	ended	Three months	ended	ended
	March 31,	ended	September 30,	December 31,
(In millions except per share data)	2002	June 30, 2002	2002	2002

Year ended December 31, 2002:
Revenues	$384.3	$366.0	$387.6	$349.4
Operating profit (loss)(1)	(4.2)	3.2	13.7	(2.0)
Net income (loss)(1)	(8.6)	(5.7)	6.2	(11.5)
Net income (loss) per common share(1):
Basic	$(0.19)	$(0.13)	$0.14	$(0.25)
Diluted	(0.19)	(0.13)	0.14	(0.25)

(1) See notes to consolidated financial statements for a discussion of unusual charges for the three months ended December 31, 2001.

Note 19. Supplemental Guarantor/Non Guarantor Financial Information

On March 10, 2004, $300,000,000 of Senior Notes due 2014 were issued by Trinity Industries, Inc. (Parent) which includes the corporate operations and certain operations of the Construction Products Group and the Industrial Products Group. The Senior Notes are fully and unconditionally and jointly and severally guaranteed by certain of Trinity’s wholly owned subsidiaries: Transit Mix Concrete & Material Company, Trinity Industries Leasing Company, Trinity Marine Products, Inc., Trinity Rail Group, LLC, Thrall Trinity Freight Car, Inc., Trinity Tank Car, Inc., and Trinity Rail Components and Repair, Inc. No other subsidiaries guarantee the Senior Notes. As of December 31, 2003, assets held by the non guarantor subsidiaries include $39.5 million of restricted assets that are not available for distribution to the Parent, $129.8 million of assets securing certain debt owed by the non guarantor subsidiaries, and $231.6 million of assets located in foreign locations.

The following financial information presents condensed consolidating balance sheets, statements of income and statements of cash flows for Trinity Industries, Inc., its guarantor subsidiaries and non guarantor subsidiaries. The information is presented on the basis of Trinity Industries, inc. accounting for its ownership of its wholly owned subsidiaries using the equity method of accounting. Intercompany transactions of goods and services between guarantor and non guarantor subsidiaries are presented as transfers. Amounts included in Trinity Industries, Inc. financial information for the nine months ended December 31, 2001 include Trinity’s North American Railcar operations. These operations are included in the guarantor subsidiary financial information for 2002 and 2003 as a result of a legal reorganization of the Company in 2002.

The following represents the supplemental consolidated condensed financial statements of Trinity Industries, Inc., the issuer of the senior secured notes, and its guarantor and non guarantor subsidiaries, as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002 and for the nine months ended December 31, 2001.

	For the year ended December 31, 2003

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$210.5	$691.9	$561.3	$(30.9)	$1,432.8
Operating costs:
Cost of revenues	167.8	600.5	523.0	(30.9)	1,260.4
Selling, engineering and administrative expenses	50.1	64.1	44.8	—	159.0

	217.9	664.6	567.8	(30.9)	1,419.4

Operating profit (loss)	(7.4)	27.3	(6.5)	—	13.4
Other (income) expense:
Interest income	(0.8)	(0.9)	1.0	—	(0.7)
Interest expense	32.8	19.5	(17.4)	—	34.9
Equity in earnings of subsidiaries	(15.2)	—	—	15.2	—
Other, net	(3.8)	(1.7)	(1.0)	—	(6.5)

	13.0	16.9	(17.4)	15.2	27.7

Income (loss) before income taxes	(20.4)	10.4	10.9	(15.2)	(14.3)
Provision (benefit) for income taxes:
Current	11.6	(14.6)	(11.4)	—	(14.4)
Deferred	(22.0)	18.2	13.9	—	10.1

	(10.4)	3.6	2.5	—	(4.3)

Net income (loss)	$(10.0)	$6.8	$8.4	$(15.2)	$(10.0)

	For the year ended December 31, 2002

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$312.2	$676.5	$531.5	$(32.9)	$1,487.3
Operating costs:
Cost of revenues	253.1	603.9	489.9	(32.9)	1,314.0
Selling, engineering and administrative expenses	53.6	60.4	48.6	—	162.6

	306.7	664.3	538.5	(32.9)	1,476.6

Operating profit (loss)	5.5	12.2	(7.0)	—	10.7
Other (income) expense:
Interest income	(2.0)	(0.5)	1.3	—	(1.2)
Interest expense	36.6	16.4	(16.7)	—	36.3
Equity in earnings of subsidiaries	(4.7)	—	—	4.7	—
Other, net	—	13.1	(13.1)	—	—

	29.9	29.0	(28.5)	4.7	35.1

Income (loss) before income taxes	(24.4)	(16.8)	21.5	(4.7)	(24.4)
Provision (benefit) for income taxes:
Current	(22.7)	(33.0)	(5.1)	—	(60.8)
Deferred	17.9	28.2	9.9	—	56.0

	(4.8)	(4.8)	4.8	—	(4.8)

Net income (loss)	$(19.6)	$(12.0)	$16.7	$(4.7)	$(19.6)

	For the nine months ended December 31, 2001

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$670.7	$381.3	$317.5	$(21.7)	$1,347.8
Operating costs:
Cost of revenues	631.5	329.1	295.6	(21.7)	1,234.5
Selling, engineering and administrative expenses	64.1	21.6	44.0	—	129.7

	695.6	350.7	339.6	(21.7)	1,364.2

Operating profit (loss)	(24.9)	30.6	(22.1)	—	(16.4)
Other (income) expense:
Interest income	(1.5)	0.1	(1.1)	—	(2.5)
Interest expense	24.2	11.6	(14.1)	—	21.7
Equity in earnings of subsidiaries	(0.1)	—	—	0.1	—
Other, net	3.1	(1.0)	2.8	—	4.9

	25.7	10.7	(12.4)	0.1	24.1

Income (loss) before income taxes	(50.6)	19.9	(9.7)	(0.1)	(40.5)
Provision (benefit) for income taxes:
Current	—	(17.5)	8.3	—	3.3
Deferred	(15.9)	22.8	(3.5)	—	(9.1)

	(15.9)	5.3	4.8	—	(5.8)

Net income (loss)	$(34.7)	$14.6	$(14.5)	$(0.1)	$(34.7)

	December 31, 2003

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Assets:
Cash and cash equivalents	$31.5	$1.0	$13.5	$—	$46.0
Account receivables, net of allowance	51.1	97.5	49.5	—	198.1
Inventory	19.8	127.9	110.3	—	258.0
Property, plant and equipment, net	60.0	458.2	427.0	—	945.2
Investments in subsidiaries/ intercompany receivable (payable), net	1,050.4	(266.0)	168.3	(952.7)	—
Other assets	194.6	351.7	141.3	(127.0)	560.6

	$1,407.4	$770.3	$909.9	$(1,079.7)	$2,007.9

Liabilities:
Accounts payable and accrued liabilities	$171.0	$154.3	$134.9	$—	$460.2
Deferred income	18.6	3.1	10.5	—	32.2
Other liabilities	29.0	152.6	4.1	(127.0)	58.7
Debt	127.2	170.2	97.8	—	395.2
Redeemable convertible preferred stock	57.8	—	—	—	57.8
Total stockholders’ equity	1,003.8	290.1	662.6	(952.7)	1,003.8

	$1,407.4	$770.3	$909.9	$(1,079.7)	$2,007.9

	December 31, 2002

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Assets:
Cash and cash equivalents	$3.5	$2.6	$13.0	$—	$19.1
Account receivables, net of allowance	55.5	53.7	59.0	—	168.2
Income tax receivable	50.0	—	—	—	50.0
Inventory	27.6	88.0	97.7	—	213.3
Property, plant and equipment, net	71.2	504.3	385.5	—	961.0
Investments in subsidiaries/ intercompany receivable (payable), net	1,210.8	(472.3)	199.0	(937.5)	—
Other assets	61.2	344.4	139.3	—	544.9

	$1,479.8	$520.7	$893.5	$(937.5)	$1,956.5

Liabilities:
Accounts payable and accrued liabilities	$226.4	$61.8	$107.8	$—	$396.0
Deferred income	13.6	3.2	—	—	16.8
Other liabilities	36.7	—	16.5	—	53.2
Debt	201.5	172.4	115.0	—	488.9
Total stockholders’ equity	1,001.6	283.3	654.2	(937.5)	1,001.6

	$1,479.8	$520.7	$893.5	$(937.5)	$1,956.5

	For the year ended December 31, 2003

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(10.0)	$6.8	$8.4	$(15.2)	$(10.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15.4	25.5	44.7	—	85.6
Provision (benefit) for deferred income taxes	(22.0)	18.2	13.9	—	10.1
Gain on sales of property, plant, equipment and other assets	(5.7)	(1.6)	(2.7)	—	(10.0)
Net transfers with subsidiaries	160.4	(206.3)	30.7	15.2	—
Other	9.2	(5.0)	(1.6)	—	2.6
Changes in assets and liabilities, net;
Decrease (increase) in receivables	4.4	(43.8)	9.5	—	(29.9)
Decrease in tax receivables	50.0	—	—	—	50.0
Decrease (increase) in inventories	7.8	(39.9)	(12.6)	—	(44.7)
Decrease (increase) in other assets	(0.1)	(1.1)	(3.7)	—	(4.9)
(Decrease) increase in accounts payable and accrued liabilities	(44.2)	90.6	27.1	—	73.5
(Decrease) increase in other liabilities	(115.5)	134.4	(26.3)	—	(7.4)

Net cash provided (used) by operating activities	49.7	(22.2)	87.4	—	114.9
Investing activities:
Proceeds from sales of property, plant, equipment and other assets	8.6	278.5	207.7	(243.2)	251.6
Capital expenditures— lease subsidiaries	—	(237.6)	(270.3)	243.2	(264.7)
Capital expenditures— other	(2.6)	(10.5)	(7.1)	—	(20.2)
Payment for purchase of acquisitions— net of cash acquired	—	(7.6)	—	—	(7.6)

Net cash provided (required) by investing activities	6.0	22.8	(69.7)	—	(40.9)
Financing activities:
Issuance of redeemable preferred stock	57.6	—	—	—	57.6
Payments to retire debt	(164.9)	(2.2)	(212.6)	—	(379.7)
Proceeds from issuance of debt	90.6	—	195.4	—	286.0
Dividends paid to common stockholders	(11.0)	—	—	—	(11.0)

Net cash required by financing activities	(27.7)	(2.2)	(17.2)	—	(47.1)

Net increase (decrease) in cash and cash equivalents	28.0	(1.6)	0.5	—	26.9
Cash and equivalents at beginning of period	3.5	2.6	13.0	—	19.1

Cash and equivalents at end of period	$31.5	$1.0	$13.5	$—	$46.0

	For the year ended December 31, 2002

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(19.6)	$(12.0)	$16.7	$(4.7)	$(19.6)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14.8	43.5	32.4	—	90.7
Provision (benefit) for deferred income taxes	17.9	28.2	9.9	—	56.0
Gain on sales of property, plant, equipment and other assets	(2.3)	(0.6)	(1.6)	—	(4.5)
Net transfers with subsidiaries	58.9	(44.9)	(18.7)	4.7	—
Other	41.9	(25.9)	(10.7)	—	5.3
Changes in assets and liabilities, net:
Decrease (increase) in receivables	36.1	(3.0)	(6.8)	—	26.3
Increase in tax receivables	(40.2)	—	—	—	(40.2)
Decrease (increase) in inventories	65.8	(36.8)	32.9	—	61.9
Decrease (increase) in other assets	77.7	(83.2)	26.0	—	20.5
(Decrease) increase in accounts payable and accrued liabilities	(16.7)	(16.2)	(23.0)	—	(55.9)
(Decrease) increase in other liabilities	11.8	(28.2)	(3.4)	—	(19.8)

Net cash provided (used) by operating activities	246.1	(179.1)	53.7	—	120.7
Investing activities:
Proceeds from sales of property, plant, equipment and other assets	10.5	160.9	5.9	(154.8)	22.5
Capital expenditures— lease subsidiaries	—	(133.0)	(156.3)	154.8	(134.5)
Capital expenditures— other	(9.0)	(9.1)	(19.6)	—	(37.7)
Payment for purchase of acquisitions— net of cash acquired	—	—	(1.4)	—	(1.4)

Net cash provided (required) by investing activities	1.5	18.8	(171.4)	—	(151.1)
Financing activities:
Issuance of common stock	31.2	—	—	—	31.2
Payments to retire debt	(773.3)	(11.4)	(1.4)	—	(786.1)
Proceeds from issuance of debt	512.0	170.4	116.3	—	798.7
Dividends paid to common stockholders	(16.5)	—	—	—	(16.5)

Net cash provided (required) by financing activities	(246.6)	159.0	114.9	—	27.3

Net increase (decrease) in cash and cash equivalents	1.0	(1.3)	(2.8)	—	(3.1)
Cash and equivalents at beginning of period	2.5	3.9	15.8	—	22.2

Cash and equivalents at end of period	$3.5	$2.6	$13.0	$—	$19.1

	For the nine months ended December 31, 2001

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(34.7)	$14.6	$(14.5)	$(0.1)	$(34.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17.2	29.6	19.4	—	66.2
Provision (benefit) for deferred income taxes	(28.4)	22.8	(3.5)	—	(9.1)
Gain on sales of property, plant, equipment and other assets	(0.2)	(0.3)	(0.6)	—	(1.1)
Unusual charges	24.5	—	41.9	—	66.4
Net transfers with subsidiaries	(219.9)	223.9	(4.1)	0.1	—
Other	6.8	(9.0)	4.7	—	2.5
Changes in assets and liabilities, net:
Decrease (increase) in receivables	30.7	37.4	20.6	—	88.7
Decrease (increase) in tax receivables	(9.8)	—	—	—	(9.8)
Decrease in inventories	89.4	11.1	12.3	—	112.8
Decrease (increase) in other assets	(86.9)	80.9	0.8	—	(5.2)
(Decrease) increase in accounts payable and accrued liabilities	(11.7)	(52.1)	(16.5)	—	(80.3)
(Decrease) increase in other liabilities	97.1	(98.7)	5.3	—	3.7

Net cash provided (used) by operating activities	(125.9)	260.2	65.8	—	200.1
Investing activities:
Proceeds from sales of property, plant, equipment and other assets	5.0	243.2	8.0	(68.0)	188.2
Capital expenditures— lease subsidiaries	—	(132.5)	(22.4)	68.0	(86.9)
Capital expenditures— other	(6.6)	(5.6)	(34.2)	—	(46.4)
Payment for purchase of acquisitions— net of cash acquired	184.3	(340.0)	(9.3)	—	(165.0)

Net cash required by investing activities	182.7	(234.9)	(57.9)	—	(110.1)
Financing activities:
Net borrowings (repayments) of short-term debt	(35.8)	—	—	—	(35.8)
Payments to retire debt	(0.1)	(25.1)	(0.3)	—	(25.5)
Dividends paid to common stockholders	(20.0)	—	—	—	(20.0)

Net cash required by financing activities	(55.9)	(25.1)	(0.3)	—	(81.3)

Net increase in cash and cash equivalents	0.9	0.2	7.6	—	8.7
Cash and equivalents at beginning of period	1.6	3.7	8.2	—	13.5

Cash and equivalents at end of period	$2.5	$3.9	$15.8	$—	$22.2

Trinity Industries, Inc. and subsidiaries

consolidated statements of operations

	Three months
	ended
	March 31,

(In millions except per share amounts)	2004	2003

	(unaudited
Revenues	$454.9	$289.1
Operating costs:
Cost of revenues	425.1	266.4
Selling, engineering and administrative expenses	36.3	34.1

	461.4	300.5

Operating loss	(6.5)	(11.4)
Other (income) expense:
Interest income	(0.2)	(0.1)
Interest expense	10.1	9.5
Other, net	0.1	(0.8)

	10.0	8.6

Loss before income taxes	(16.5)	(20.0)
Provision (benefit) for income taxes	(5.7)	(5.5)

Net loss	(10.8)	(14.5)
Dividends on Series B preferred stock	(0.8)	—

Net loss applicable to common shareholders	$(11.6)	$(14.5)

Net loss applicable to common shareholders per common share:
Basic	$(0.25)	$(0.32)

Diluted	$(0.25)	$(0.32)

Weighted average number of shares outstanding:
Basic	46.2	45.5
Diluted	46.2	45.5

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated balance sheets

	March 31,	December 31,
(In millions)	2004	2003

	(unaudited
Assets
Cash and cash equivalents	$151.3	$46.0
Receivables, net of allowance	235.3	198.1
Inventories:
Raw materials and supplies	155.5	158.4
Work in process	76.8	60.0
Finished goods	43.5	39.6

	275.8	258.0
Property, plant and equipment, at cost	1,624.2	1,627.1
Less accumulated depreciation	(689.8)	(681.9)

	934.4	945.2
Goodwill	420.2	415.1
Other assets	149.2	145.5

	$2,166.2	$2,007.9

Liabilities and stockholders’ equity
Accounts payable and accrued liabilities	$444.9	$460.2
Debt:
Recourse	475.6	298.5
Non-recourse	108.6	96.7

	584.2	395.2
Deferred income	30.4	32.2
Other liabilities	52.7	58.7

	1,112.2	946.3
Series B redeemable convertible preferred stock, no par value, $0.1 liquidation value	57.9	57.8
Stockholders’ equity:
Preferred stock— 1.5 shares authorized and unissued	—	—
Common stock— shares issued and outstanding at March 31, 2004— 50.9; at December 31, 2003— 50.9	50.9	50.9
Capital in excess of par value	431.5	434.7
Retained earnings	635.5	649.9
Accumulated other comprehensive loss	(27.6)	(27.3)
Treasury stock (4.0 shares at March 31, 2004 and 4.3 shares at December 31, 2003)	(94.2)	(104.4)

	996.1	1,003.8

	$2,166.2	$2,007.9

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated statements of cash flows

	Three months
	ended
	March 31,

(In millions)	2004	2003

	(unaudited)
Operating activities:
Net loss	$(10.8)	$(14.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	22.1	21.8
Deferred income taxes	(5.7)	(1.8)
Gain on sale of property, plant, equipment and other assets	(0.6)	(1.4)
Other	0.5	(0.6)
Changes in assets and liabilities:
(Increase) decrease in receivables	(37.5)	15.4
Decrease in tax receivable	—	46.2
(Increase) decrease in inventories	(16.8)	5.7
(Increase) decrease in other assets	(6.8)	10.9
(Decrease) increase in accounts payable and accrued liabilities	(15.2)	4.8
(Decrease) increase in other liabilities	(0.9)	1.1

Net cash (required) provided by operating activities	(71.7)	87.6

Investing activities:
Proceeds from sale of property, plant, equipment and other assets	4.1	2.5
Capital expenditures— lease subsidiary	(31.8)	(65.5)
Capital expenditures— other	(5.0)	(2.9)
Payment for purchase of acquisitions, net of cash acquired	(15.7)	—–
Sale of investment in equity trust	8.5	—–

Net cash required by investing activities	(39.9)	(65.9)

Financing activities:
Payments to retire debt	(177.6)	(67.5)
Proceeds from issuance of debt	392.2	74.8
Proceeds from issuance of common stock, net	6.5	—–
Dividends paid to common shareholders	(2.8)	(2.8)
Dividends paid to preferred shareholders	(1.4)	—–

Net cash provided by financing activities	216.9	4.5

Net increase in cash and cash equivalents	105.3	26.2
Cash and cash equivalents at beginning of period	46.0	19.1

Cash and cash equivalents at end of period	$151.3	$45.3

Interest paid for the three months ended March 31, 2004 and 2003 was $10.7 and $11.5, respectively. Taxes paid, net of refunds received, were $4.0 for the three months ended March 31, 2004 and taxes received, net of payments made were $47.3 for the three months ended March 31, 2003.

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

consolidated statement of stockholders’ equity

	Common	Common	Capital		Accumulated
	Shares	Stock	in Excess		Other		Treasury	Total
(In millions except share and per	(100,000,000	$1.00 Par	of Par	Retained	Comprehensive	Treasury	Stock	Stockholders’
share data)	Authorized)	Value	value	Earnings	Loss	Shares	At Cost	Equity

	(unaudited)
Balance at December 31, 2003	50,940,351	$50.9	$434.7	$649.9	$(27.3)	(4,260,860)	$(104.4)	$1,003.8
Net loss	—	—	—	(10.8)	—	—	—	(10.8)
Currency translation adjustments	—	—	—	—	0.1	—	—	0.1
Unrealized loss on derivative financial instruments	—	—	—	—	(0.4)	—	—	(0.4)

Comprehensive net loss								(11.1)
Cash dividends ($0.06 per common share)	—	—	—	(2.8)	—	—	—	(2.8)
Dividend on Series B preferred stock	—	—	—	(0.8)	—	—	—	(0.8)
Restricted shares issued	—	—	(0.1)	—	—	20,800	0.6	0.5
Stock options exercised	—	—	(3.1)	—	—	277,921	9.6	6.5

Balance at March 31, 2004	50,940,351	$50.9	$431.5	$635.5	$(27.6)	(3,962,139)	$(94.2)	$996.1

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and subsidiaries

notes to consolidated financial statements
(unaudited)

Note 1. Summary of significant accounting policies

Basis of presentation

The foregoing consolidated financial statements are unaudited and have been prepared from the books and records of Trinity Industries, Inc. (“Trinity” or the “Company”). In the opinion of management, all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the three-month period ended March 31, 2004 and 2003, in conformity with generally accepted accounting principles, have been made. Because of seasonal and other factors, the results of operations for the three-month period ended March 31, 2004 may not be indicative of expected results of operations for the year ending December 31, 2004. These interim financial statements and notes are condensed as permitted by the instructions to Form 10-Q and should be read in conjunction with the audited consolidated financial statements of the Company included in its Form 10-K for the year ended December 31, 2003.

Stock based compensation

The Company has elected to apply the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and its interpretations and, accordingly, no compensation expense has been recorded for the stock options. The effect of computing compensation expense in accordance with Statement of Accounting Standards No. 123, “Accounting for Stock Based Compensation,” using the Black-Scholes option pricing method for the three months ended March 31, 2004 and 2003 are shown in the accompanying table.

	Three months
	ended
	March 31,

(In millions)	2004	2003

Pro forma:
Net loss applicable to common shareholders, as reported	$(11.6)	$(14.5)
Add: Stock compensation expense related to restricted stock	—	—
	0.5	0.5
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related income tax effects	(1.2)	(1.7)

Pro forma net loss applicable to common shareholders	$(12.3)	$(15.7)

Pro forma net loss applicable to common shareholders per diluted share	$(0.27)	$(0.35)

Net loss applicable to common shareholders per diluted share— as reported	$(0.25)	$(0.32)

Net loss applicable to common shareholders

Diluted net loss applicable to common shareholders is based on the weighted average shares outstanding plus the dilutive impact of stock options and Series B preferred stock, if any. Basic net loss applicable to common shareholders is based on the weighted average number of common shares outstanding for the period. The numerator for basic net loss applicable to common shareholders is loss adjusted for dividends on the Series B preferred stock in 2004 and net loss in 2003. The numerator for diluted net income loss applicable to common shareholders is net loss, adjusted for dividends on the Series B preferred stock in 2004. Employee stock options were antidilutive for all periods presented. The Series B preferred stock was antidilutive for 2004 and therefore not considered in average shares outstanding in the diluted net loss applicable to common shareholders calculation.

Note 2. Segment information

The Company reports operating results in the following business segments: (1) the Rail Group, which manufactures and sells railcars and component parts; (2) the Constructions Products Group, which manufactures and sells highway guardrail and safety products, concrete and aggregate, girders and beams used in the construction of highway and railway bridges, and weld fittings used in pressure piping systems; (3) the Inland Barge Group, which manufactures and sells barges and related products for inland waterway services; (4) the Industrial Products Group, which manufactures and sells tank heads and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products; and (5) the Railcar Leasing and Management Services Group, which provides fleet management, maintenance and leasing services. Finally, All Other includes the Company’s captive insurance and transportation companies, structural towers, and other peripheral businesses.

Sales and related profits from the Rail Group to Railcar Leasing and Management Services Group are recorded in Rail Group and eliminated in consolidation. Sales of railcars from the lease fleet are included in the Railcar Leasing and Management Services Group. Sales between groups are recorded at prices comparable to those charged to external customers.

Three months ended March 31, 2004

	Revenues			Operating
				Profit
(In millions)	Outside	Intersegment	Total	(Loss)

Rail Group	$225.2	$35.7	$260.9	$(3.6)
Construction Products Group	120.0	0.1	120.1	2.0
Inland Barge Group	43.3	—	43.3	(5.7)
Industrial Products Group	30.4	1.4	31.8	0.8
Railcar Leasing and Management Services Group	35.1	—	35.1	9.6
All Other	0.9	6.7	7.6	1.3
Corporate	—	—	—	(7.6)
Eliminations	—	(43.9)	(43.9)	(3.3)

Consolidated Total	$454.9	$—	$454.9	$(6.5)

Three months ended March 31, 2003

	Revenues			Operating
				Profit
(In millions)	Outside	Intersegment	Total	(Loss)

Rail Group	$84.0	$65.1	$149.1	$(10.3)
Construction Products Group	103.4	0.1	103.5	3.1
Inland Barge Group	44.1	—	44.1	(0.8)
Industrial Products Group	27.7	0.8	28.5	—
Railcar Leasing and Management Services Group	28.5	—	28.5	8.6
All Other	1.4	5.9	7.3	(0.9)
Corporate	—	—	—	(7.2)
Eliminations	—	(71.9)	(71.9)	(3.9)

Consolidated Total	$289.1	$—	$289.1	$(11.4)

Note 3. Property, plant and equipment

The following table summarizes the components of property, plant and equipment as of March 31, 2004 and December 31, 2003.

	March 31,	December 31,
(In millions)	2004	2003

Corporate/ Manufacturing:
Property, plant and equipment	$869.8	$868.6
Less accumulated depreciation	(572.2)	(569.0)

	297.6	299.6

Leasing:
Property, plant and equipment	754.4	758.5
Less accumulated depreciation	(117.6)	(112.9)

	636.8	645.6

	$934.4	$945.2

Note 4. Deposit agreement

The Company has a deposit agreement with Altos Hornos de Mexico, SA de C.V. (“AHMSA”) that provides for funds to be deposited with AHMSA that are then used along with other funds from the Company to purchase steel from AHMSA. As of March 31, 2004, total funds on deposit including interest due amounted to approximately $19.1 million. Since May 1999 AHMSA has been operating under a judicial declaration of suspension of payments, which under applicable Mexican law, allows companies in Mexico to (1) seek a debt restructuring agreement with their creditors in an orderly fashion; (2) continue their operations; and (3) avoid declaration of bankruptcy and liquidation of assets. The Company’s understanding of Mexican law is that all funds on deposit are required to be returned to the Company regardless of whether the supplier is able to operate under the declaration of suspension of payments. Trinity reduced $5.0 million of this deposit through purchases in the quarter ended

March 31, 2004. The timing of future reductions of the deposit balance will depend on the rate of future steel purchases.

Note 5. Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized and assesses the adequacy of the resulting reserves on a quarterly basis. The change in the accruals for warranties for the three months ended March 31, 2004 and 2003 was as follows:

	Three months
	ended
	March 31,

(In millions)	2004	2003

Beginning balance	$23.0	$20.8
Additions	2.5	4.8
Reductions	(5.9)	(3.6)

Ending balance	$19.6	$22.0

Note 6. Debt

The following table summarizes the components of debt as of March 31, 2004 and December 31, 2003.

	March 31,	December 31,
(In millions)	2004	2003

Corporate/ Manufacturing— Recourse:
Revolving commitment	$—	$—
Term commitment	—	122.8
Senior Notes	300.0	—
Other	5.6	5.7

	305.6	128.5

Leasing— Recourse
Equipment trust certificates	170.0	170.0

	170.0	170.0

	475.6	298.5

Leasing— Non-recourse
Warehouse facility	108.6	71.1
Trust debt	—	25.6

	108.6	96.7

Total debt	$584.2	$395.2

In March 2004, the Company issued, through a private offering, $300 million aggregate principal amount 6 1/2% senior notes (Senior Notes) due 2014. Interest on the Senior Notes is payable semiannually commencing September 15, 2004. The Senior Notes rank equally with all of the Company’s existing and future senior debt and are subordinated to all the Company’s existing and future secured debt to the extent of the value of the assets securing such debt. The Company may redeem some or all of the Senior Notes at any time on or after March 15, 2009 at a redemption price of 103.25% in 2009, 102.167% in 2010, 101.083% in 2011 and 100.0% in 2012 and thereafter plus accrued interest. The Company may also redeem up to 35% of the aggregate principal amount of the Senior Notes using the proceeds from certain public equity offerings completed on or before March 15, 2007 at a redemption price of 106.5% of the principal amount plus accrued and unpaid interest. The Senior Notes could restrict the Company’s ability to incur additional debt, make certain distributions, investments and other restricted payments, sell assets, create certain liens and merge, consolidate or sell substantially all of its assets. The Company applied approximately $163 million of the net proceeds of the offering to repay all indebtedness under its existing bank credit facility.

In connection with the issuance of the Senior Notes, the Company extended its secured credit agreement to provide for a three-year, $250 million revolving credit facility. Amounts borrowed under the revolving credit facility during the first quarter of 2004 bear interest at LIBOR plus 1.75%. Amounts borrowed under the revolving credit facility for periods after the first quarter of 2004 will bear interest at LIBOR plus a margin based upon financial performance. The Company’s accounts receivable and inventory secure the agreement. The agreement limits the amount of capital expenditures related to the Company’s leasing business, requires maintenance of ratios related to interest coverage for the leasing and manufacturing operations, leverage, asset coverage and minimum net worth, and restricts the amount of dividend payments based upon the current credit rating of the Company not to exceed $25 million annually. At March 31, 2004, there were no borrowings under the revolving credit facility.

Trinity Industries Leasing Company (“TILC”) through a wholly owned and consolidated business trust has a $300 million non-recourse warehouse facility to finance or refinance railcars acquired or owned by TILC. While the warehouse facility is due August 2004 and unless renewed would be payable in three equal installments in February 2005, August 2005, and February 2006, railcars financed by the warehouse facility have historically been refinanced under long-term financing agreements. Specific railcars and the underlying leases secure the facility. Advances under the facility may not exceed 75% of the fair market value of the eligible railcars securing the facility as defined by the agreement. Advances under the facility bear interest at LIBOR plus 1.375% (2.475% at March 31, 2004). At March 31, 2004, $191.4 million was available under this facility.

As of December 31, 2003, the Leasing Group has an equity ownership in a trust formed to finance the purchase of railcars. This trust was capitalized with $9.5 million from the Leasing Group and outside debt of $25.6 million. Because this trust is a variable interest entity for which the equity investor is the primary beneficiary, the financial statements of the trust were consolidated with the Company’s financial statements as of and for the year end December 31, 2003. In February 2004, the Leasing Group sold its equity ownership in the trust to a third party. Consequently, the trust, including the non-recourse debt of $25.6 million, is no longer consolidated in the Company’s financial statements.

Terms and conditions of other debt are described in the Annual Report.

The remaining principal payments under existing debt agreements as of March 31, 2004 are as follows:

	Remaining
	nine
	months of
(In millions)	2004	2005	2006	2007	2008	Thereafter

Recourse:
Corporate/ Manufacturing	$0.8	$0.8	$0.3	$0.2	$0.1	$303.4
Leasing— equipment trust certificates (Note 7)	—	39.9	10.3	43.4	14.2	62.2
Non-recourse:
Leasing— warehouse facility (Note 7)	1.3	71.5	35.8	—	—	—

Total principal payments	$2.1	$112.2	$46.4	$43.6	$14.3	$365.6

Note 7. Railcar leasing and management services group

The Railcar Leasing and Management Services Group (“Leasing Group”) provides fleet management, maintenance and leasing services. Selected combined financial information for the Leasing Group is as follows:

	March 31,	December 31,
(In millions)	2004	2003

Balance Sheet
Cash	$6.5	$5.3
Leasing equipment, net
Machinery	31.4	31.0
Equipment on lease	722.0	725.8
Construction in progress	1.0	1.7

	754.4	758.5
Less accumulated depreciation	(117.6)	(112.9)

	636.8	645.6
Restricted Assets	32.4	39.5
Debt
Recourse	170.0	170.0
Non-recourse	108.6	96.7

	Three months
	ended
	March 31,

	2004	2003

Statement of Operations
Revenues	$35.1	$28.5
Operating profit	9.6	8.6
Interest expense	4.6	4.2

Equipment on lease consists primarily of railcars leased to third parties with terms generally ranging between one and twenty years, wherein equipment manufactured by Trinity is leased for a specified type of service over the term of the lease. As lessor, the Company primarily enters into operating leases. Future minimum rental revenues to be received by the Company on such leases as of March 31, 2004 are as follows: the remaining nine months of 2004— $76.1 million; 2005— $89.4 million; 2006— $75.3 million; 2007— $64.1 million; 2008— $52.1 million and $305.3 million thereafter. Leasing Group equipment with a net book value of $397.2 million is pledged as collateral for debt.

The Leasing Group’s debt consists of both recourse and non-recourse debt. See Note 6 for maturities for the debt.

Note 8. Other, Net

Other (income) expense consists of the following items:

	Three months
	ended
	March 31,

(In millions)	2004	2003

Gains on sale of property, plant and equipment	$(0.6)	$(1.4)
Foreign currency exchange transactions	0.8	0.1
Loss on equity investments	—	0.5
Other	(0.1)	—

Other, net	$0.1	$(0.8)

Note 9. Benefit plans

The following table summarizes the components of net periodic pension cost for the Company:

	Three months
	ended
	March 31,

(In millions)	2004	2003

Service cost	$2.5	$2.4
Interest	3.7	4.1
Expected return on assets	(3.8)	(3.6)
Amortization and deferral	0.3	0.4
Profit sharing	0.9	0.8
Other	—	0.2

Net expense	$3.6	$4.3

The Company had no contributions to the Company’s defined benefit pension plan for the three months ended March 31, 2004 and 2003, respectively. Total contributions to the Company’s pension plan in 2004 are currently expected to be approximately $17.5 million.

Note 10. Contingencies

In March 2004, the Company and its wholly owned subsidiary, Trinity Marine Products, Inc. (“TMP”), settled a lawsuit filed by Florida Marine Transporters, Inc. (“FMT”) related to twenty-eight tank barges owned and/or operated by FMT. The settlement involves, among other elements, a joint monitoring of the barge coatings and void compartment maintenance procedures, and a mutual release of all claims against one another.

The Company and TMP, and certain material suppliers and others, are named as co-defendants in four separate lawsuits filed by multiple plaintiffs on various dates. In one of these four cases the plaintiff has petitioned the court for certification of a class which, if certified by the court, could increase the total number of barges involved in that case. Such four suits involve 30 tank barges sold at an average price of approximately $1.4 million, and 140 hopper barges sold at an average price of approximately $280,000. All four cases allege similar causes of action related to defects in coating materials supplied by a co-defendant and coatings application workmanship by TMP. The plaintiffs seek both compensatory and punitive damages and/or recision of the barge purchase contracts. Independent experts investigating the claims have expressed the opinion that technical arguments presented by the plaintiffs in this litigation are without merit. The Company and TMP are defending these cases vigorously. As of March 31, 2004, one of the plaintiffs owes TMP approximately $8.7 million related to contracts for barges not involved in the litigation. TMP has filed suit for collection of the past due amount.

In a proceeding unrelated to the foregoing litigation, the Company and TMP filed a declaratory judgment action seeking declaration by the Court of the Company’s and TMP’s (i) obligations related to allegations of certain barge owners as to exterior coatings and coatings application on 65 tank barges and (ii) rights and remedies relative to an insurance policy in which TMP was named as an additional insured and which was applicable to the coatings on the 65 barges. On December 9, 2003, the barge owners filed a response proceeding to the declaratory judgment action claiming actual damages of $6.5 million and punitive damages of $10 million.

A subsidiary of the Company, Transit Mix Concrete and Materials Company, Inc., was named as a defendant in a case involving the death of an employee of an independent contractor following an accident that occurred while the decedent was working at a Company owned facility. Following a jury verdict in the favor of the plaintiff, the presiding judge entered a final judgment in the amount of $33.9 million (inclusive of fees, costs, and judgment interest). This case has been appealed by Transit Mix and its insurers. Management believes liability in this case, if any, exceeding $3.0 million, will be covered by insurance.

The Company is also involved in other claims and lawsuits incidental to its business. Based on information currently available, it is management’s opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material adverse effect on the Company’s overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could have a significant impact on the operating results of the reporting period in which such resolution occurs.

The Company is subject to federal, state, local, and foreign laws and regulations relating to the environment and to the workplace. The Company believes that it is currently in substantial compliance with such laws and regulations.

The Company is involved in various proceedings relating to environmental matters. The Company has provided reserves amounting to $13.4 million to cover probable and estimable liabilities of the Company with respect to such investigations and cleanup activities, taking into account currently available information and the Company’s contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or, if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company.

Note 11. Supplemental Guarantor/Non Guarantor Financial Information

On March 10, 2004, $300,000,000 of Senior Notes due 2014 were issued by Trinity Industries, Inc. (Parent) which includes the corporate operations and certain operations of the Construction Products Group and the Industrial Products Group. The Senior Notes are fully and unconditionally and jointly and severally guaranteed by certain of Trinity’s wholly owned subsidiaries: Transit Mix Concrete & Material Company, Trinity Industries Leasing Company, Trinity Marine Products, Inc., Trinity Rail Group, LLC, Thrall Trinity Freight Car, Inc., Trinity Tank Car, Inc., and Trinity Rail Components and Repair, Inc. No other subsidiaries guarantee the Senior Notes. As of March 31, 2004, assets held by the non guarantor subsidiaries include $32.4 million of restricted assets that are not available for distribution to the Parent, $145.4 million of assets securing certain debt held by the non guarantor subsidiaries, and $246.6 million of assets located in foreign locations.

The following financial information presents condensed unaudited consolidating balance sheets, statements of income and statements of cash flows for Trinity Industries, Inc., its guarantor subsidiaries and non-guarantor subsidiaries. The information has been presented as if Trinity Industries, Inc. accounted for its ownership of its wholly owned subsidiaries using the equity method of accounting.

	For the three months ended March 31, 2004

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$50.7	$252.5	$161.1	$(9.4)	$454.9
Operating costs:
Cost of revenues	40.9	232.0	161.6	(9.4)	425.1
Selling, engineering and administrative expenses	10.4	15.5	10.4	—	36.3

	51.3	247.5	172.0	(9.4)	461.4

Operating profit (loss)	(0.6)	5.0	(10.9)	—	(6.5)
Other (income) expense:
Interest income	0.7	(1.0)	0.1	—	(0.2)
Interest expense	9.2	5.8	(4.9)	—	10.1
Equity in losses of subsidiaries	4.1	—	—	(4.1)	—
Other, net	(0.4)	(0.2)	0.7	—	0.1

	13.6	4.6	(4.1)	(4.1)	10.0

Income (loss) before income taxes	(14.2)	0.4	(6.8)	4.1	(16.5)
Provision (benefit) for income taxes	(3.4)	1.0	(3.3)	—	(5.7)

Net income (loss)	$(10.8)	$(0.6)	$(3.5)	$4.1	$(10.8)

	For the three months ended March 31, 2003

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$50.8	$137.3	$108.2	$(7.2)	$289.1
Operating costs:
Cost of revenues	41.1	109.1	123.4	(7.2)	266.4
Selling, engineering and administrative expenses	9.0	14.5	10.6	—	34.1

	50.1	123.6	134.0	(7.2)	300.5

Operating profit (loss)	0.7	13.7	(25.8)	—	(11.4)
Other (income) expense:
Interest income	(0.3)	(0.1)	0.3	—	(0.1)
Interest expense	7.8	4.4	(2.7)	—	9.5
Equity in losses of subsidiaries	9.7	—	—	(9.7)	—
Other, net	(0.5)	(0.6)	0.3	—	(0.8)

	16.7	3.7	(2.1)	(9.7)	8.6

Income (loss) before income taxes	(16.0)	10.0	(23.7)	9.7	(20.0)
Provision (benefit) for income taxes	(1.5)	2.9	(6.9)	—	(5.5)

Net income (loss)	$(14.5)	$7.1	$(16.8)	$9.7	$(14.5)

	March 31, 2004

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Assets:
Cash and cash equivalents	$130.6	$0.4	$20.3	$—	$151.3
Account receivables, net of allowance	55.6	130.8	48.9	—	235.3
Inventory	21.2	148.8	105.8	—	275.8
Property, plant and equipment, net	55.5	443.2	435.7	—	934.4
Investments in subsidiaries/ intercompany receivable (payable), net	1,117.6	(321.8)	152.7	(948.5)	—
Other assets	204.3	353.8	140.1	(128.8)	569.4

	$1,584.8	$755.2	$903.5	$(1,077.3)	$2,166.2

Liabilities:
Accounts payable and accrued liabilities	$177.3	$142.1	$125.5	$—	$444.9
Deferred income	20.9	—	9.5	—	30.4
Other liabilities	28.0	153.5	—	(128.8)	52.7
Debt	304.6	170.1	109.5	—	584.2
Redeemable convertible preferred stock	57.9	—	—	—	57.9
Total stockholders’ equity	996.1	289.5	659.0	(948.5)	996.1

	$1,584.8	$755.2	$903.5	$(1,077.3)	$2,166.2

	For the three months ended March 31, 2004

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(10.8)	$(0.6)	$(3.5)	$4.1	$(10.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3.7	9.1	9.3	—	22.1
Provision (benefit) for deferred income taxes	(3.4)	1.0	(3.3)	—	(5.7)
Gain on sales of property, plant, equipment and other assets	0.1	(0.6)	(0.1)	—	(0.6)
Net transfers with subsidiaries	(67.3)	55.8	15.6	(4.1)	—
Other	0.8	(2.9)	2.6	—	0.5
Changes in assets and liabilities, net
(Increase) decrease in receivables	(4.5)	(33.3)	0.3	—	(37.5)
(Increase) decrease in inventories	(1.4)	(19.9)	4.5	—	(16.8)
(Increase) decrease in other assets	(7.9)	0.7	0.4	—	(6.8)
Increase (decrease) in accounts payable and accrued liabilities	7.0	(12.9)	(9.3)	—	(15.2)
Increase (decrease) in other liabilities	0.1	(0.1)	(0.9)	—	(0.9)

Net cash (used) provided by operating activities	(83.6)	(3.7)	15.6	—	(71.7)
Investing activities:
Proceeds from sales of property, plant, equipment and other assets	3.0	51.6	0.4	(50.9)	4.1
Capital expenditures— lease subsidiaries	—	(31.7)	(51.0)	50.9	(31.8)
Capital expenditures— other	—	(1.0)	(4.0)	—	(5.0)
Payment for purchase of acquisitions— net of cash acquired	—	(15.7)	—	—	(15.7)
Sale of investment trust	—	—	8.5	—	8.5

Net cash provided (required) by investing activities	3.0	3.2	(46.1)	—	(39.9)
Financing activities:
Payments to retire debt	(176.7)	(0.1)	(0.8)	—	(177.6)
Proceeds from issuance of debt	354.1	—	38.1	—	392.2
Issuance of common stock	6.5	—	—	—	6.5
Dividends paid to common stockholders	(2.8)	—	—	—	(2.8)
Dividends paid to preferred stockholders	(1.4)	—	—	—	(1.4)

Net cash required (provided) by financing activities	179.7	(0.1)	37.3	—	216.9
Net increase (decrease) in cash and cash equivalents	99.1	(0.6)	6.8	—	105.3
Cash and equivalents at beginning of period	31.5	1.0	13.5	—	46.0

Cash and equivalents at end of period	$130.6	$0.4	$20.3	$—	$151.3

	For the three months ended March 31, 2003

		Combined	Combined
		Guarantor	Non Guarantor
(In millions)	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(14.5)	$7.1	$(16.8)	$9.7	$(14.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3.5	0.1	18.2	—	21.8
Provision (benefit) for deferred income taxes	(1.8)	—	—	—	(1.8)
Gain on sales of property, plant, equipment and other assets	—	(0.3)	(1.1)	—	(1.4)
Net transfers with subsidiaries	23.1	(37.1)	23.7	(9.7)	—
Other	(2.4)	3.7	(1.9)	—	(0.6)
Changes in assets and liabilities, net
(Increase) decrease in receivables	15.1	12.0	(11.7)	—	15.4
Decrease in tax receivables	46.2	—	—	—	46.2
(Increase) decrease in inventories	(6.9)	9.8	2.8	—	5.7
(Increase) decrease in other assets	5.6	(3.5)	8.8	—	10.9
Increase (decrease) in accounts payable and accrued liabilities	7.2	(3.2)	0.8	—	4.8
Increase (decrease) in other liabilities	—	(3.2)	4.3	—	1.1

Net cash provided (used) by operating activities	75.1	(14.6)	27.1	—	87.6
Investing activities:
Proceeds from sales of property, plant, equipment and other assets	2.3	79.6	(1.2)	(78.2)	2.5
Capital expenditures— lease subsidiaries	—	(61.0)	(82.7)	78.2	(65.5)
Capital expenditures— other	(1.5)	(2.2)	0.8	—	(2.9)

Net cash provided (required) by investing activities	0.8	16.4	(83.1)	—	(65.9)
Financing activities:
Payments to retire debt	(64.4)	(2.0)	(1.1)	—	(67.5)
Proceeds from issuance of debt	16.0	—	58.8	—	74.8
Dividends paid to common stockholders	(2.8)	—	—	—	(2.8)

Net cash required (provided) by financing activities	(51.2)	(2.0)	57.7	—	4.5
Net increase (decrease) in cash and cash equivalents	24.7	(0.2)	1.7	—	26.2
Cash and equivalents at beginning of period	3.5	2.6	13.0	—	19.1

Cash and equivalents at end of period	$28.2	$2.4	$14.7	$—	$45.3

PART II

Information not required in prospectus

Item 20.     Indemnification of directors and officers

(a) Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a “Proceeding”) (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against such expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Further, Section 145(c) of the DGCL provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 145(f) of the DGCL provides that the statutory provisions on indemnification are not exclusive of indemnification provided pursuant to, among other things, the bylaws or indemnification agreements. Our Bylaws contain provisions regarding the indemnification of directors and officers Trinity. Article VI of our Bylaws provides for the indemnification of Trinity’s officers and directors to substantially the same extent permitted by the DGCL.

The indemnification described above (unless ordered by a court) shall be paid by us unless a determination is made that indemnification of the director, officer, employee or agent is not proper in the circumstances because he has not met the applicable standard of conduct set forth above. This determination must be made:

• by the our Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such Proceeding;

• if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

• by Trinity’s stockholders.

Article VI of our Bylaws provides that costs, charges and expenses (including attorneys’ fees) incurred by a person seeking indemnification under Article VI of our Bylaws in defending a Proceeding shall be paid by us in advance of the final disposition of such Proceeding; provided, however, that the payment of such costs, charges and expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by us. Such costs, charges and expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our Board of Directors deems appropriate. Our Board of Directors may, upon approval of such director, officer, employee or agent of Trinity, authorize Trinity’s counsel to represent such person in any Proceeding, whether or not Trinity is a party to such Proceeding.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but excludes specifically liability for any:

• breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

• payments of unlawful dividends or unlawful stock repurchases or redemptions; or

• transactions from which the director derived an improper personal benefit.

The provision does not limit equitable remedies, such as an injunction or rescission for breach of a director’s fiduciary duty of care.

Our Certificate of Incorporation contains a provision eliminating the personal liability of a director from breaches of fiduciary duty, subject to the exceptions described above.

(b) We have entered into indemnity agreements with our directors and officers that establish contract rights to indemnification substantially similar to the rights to indemnification provided for in our Bylaws.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit
No.		Description

(1.1)		Purchase Agreement dated as of March 5, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (filed herewith).
(1.2)		Amendment No. 1 to Purchase Agreement dated as of March 9, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers, amending the Purchase Agreement dated as of March 5, 2004 (filed herewith).
(3.1)		Certificate of Incorporation of Trinity Industries, Inc., as amended (incorporated by reference to Form 10-K filed March 20, 2002).
(3.2)		By-Laws of Trinity Industries, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K filed March 20, 2002).
(3.3)		Certificate of Incorporation of Transit Mix Concrete & Materials Company, as amended (filed herewith).
(3.4)		By-Laws of Transit Mix Concrete & Materials Company (filed herewith).
(3.5)		Certificate of Incorporation of Trinity Industries Leasing Company (filed herewith).
(3.6)		By-Laws of Trinity Industries Leasing Company (filed herewith).
(3.7)		Certificate of Incorporation of Trinity Marine Products, Inc., as amended (filed herewith).
(3.8)		By-Laws of Trinity Marine Products, Inc. (filed herewith).
(3.9)		Certificate of Formation of Trinity Rail Group, LLC (filed herewith).
(3.10)		Limited Liability Company Agreement of Trinity Rail Group, LLC (filed herewith).
(3.11)		Certificate of Incorporation of Thrall Trinity Freight Car, Inc. (filed herewith).
(3.12)		By-Laws of Thrall Trinity Freight Car, Inc. (filed herewith).
(3.13)		Certificate of Incorporation of Trinity Tank Car, Inc. (filed herewith).
(3.14)		By-Laws of Trinity Tank Car, Inc. (filed herewith).
(3.15)		Certificate of Incorporation of Trinity Rail Components & Repair, Inc. (filed herewith).
(3.16)		By-Laws of Trinity Rail Components & Repair, Inc. (filed herewith).
(4.1)		Specimen Common Stock Certificate of Trinity Industries, Inc. (filed herewith).
(4.2)		Rights Agreement dated March 11, 1999 (incorporated by reference to our Form 8-A filed April 2, 1999).
(4	.2.1)	Amendment No. 1 to the Rights Agreement dated as of August 12, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2 to our Form 8-A/ A filed August 22, 2001).
(4	.2.2)	Amendment No. 2 to the Rights Agreement dated as of October 26, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated August 13, 2001 (incorporated by reference to Exhibit 4 to our Form 8-A/ A filed October 31, 2001).
(4.3)		Registration Rights Agreement dated as of October 26, 2001 by and between Trinity Industries, Inc. and Thrall Car Management, Inc. (filed as an exhibit to Exhibit 10.21 below).
(4.4)		Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to our Form 8-K filed February 19, 2002).

Exhibit
No.		Description

(4	.4.1)	[A] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Form 8-K filed February 19, 2002).
(4	.4.2)	[B] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to our Form 8-K filed February 19, 2002).
(4	.4.3)	[C] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to our Form 8-K filed February 19, 2002).
(4.5)		Registration Rights Agreement dated as of March 10, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (filed herewith).
(4.6)		Indenture dated as of March 10, 2004 by and between Trinity Industries, Inc., certain subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (filed herewith).
(4.7)		Form of 6 1/2% Senior Note due 2014 of Trinity Industries, Inc. (filed herewith).
(5.1)		Opinion of Haynes and Boone, LLP (filed herewith).
(10	.1.1)	Form of Amended and Restated Executive Severance Agreement, dated November 7, 2000, entered into between Trinity Industries, Inc. and Chief Executive Officer, each of the four most highly paid executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, one other executive officer, and three executive officers of subsidiaries of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10	.1.2)	Form of Amended and Restated Executive Severance Agreement dated November 7, 2000, entered into between Trinity Industries, Inc. and six executive officers and certain other subsidiary and divisional officers of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10.2)		Trinity Industries, Inc. Directors’ Retirement Plan, as amended September 10, 1998 (filed herewith).*
(10.3)		1989 Stock Option Plan with Stock Appreciation Rights (incorporated by reference to Registration Statement No. 33-35514 filed June 20, 1990).*
(10.4)		1993 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 33-73026 filed December 15, 1993).*
(10.5)		Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.1 to our Form S-8 filed November 16, 1999).*
(10	.5.1)	Amendment No. 1 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.2 to our Form S-8 filed April 26, 2004).*

Exhibit
No.		Description

(10	.5.2)	Amendment No. 2 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.3 to our Form S-8 filed April 26, 2004).*
(10	.5.3)	Amendment No. 3 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.4 to our Form S-8 filed April 26, 2004).*
(10	.5.4)	Amendment No. 4 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.5 to our Form S-8 filed April 26, 2004).*
(10	.5.5)	Amendment No. 5 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.6 to our Form S-8 filed April 26, 2004).*
(10	.5.6)	Amendment No. 6 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.7 to our Form S-8 filed April 26, 2004).*
(10	.5.7)	Amendment No. 7 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.8 to our Form S-8 filed April 26, 2004).*
(10	.5.8)	Amendment No. 8 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.9 to our Form S-8 filed April 26, 2004).*
(10.6)		Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.2 to our Form S-8 filed November 16, 1999).*
(10	.6.1)	Correcting Amendment to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.11 to our Form S-8 filed on April 26, 2004).*
(10	.6.2)	Amendment No. 1 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.12 to our Form S-8 filed April 26, 2004).*
(10	.6.3)	Amendment No. 2 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.13 to our Form S-8 filed April 26, 2004).*
(10	.6.4)	Amendment No. 3 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.14 to our Form S-8 filed April 26, 2004).*
(10.7)		Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated March 31, 1999 (filed herewith).*
(10	.7.1)	Amendment No. 1 to the Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated December 27, 2000 (filed herewith).*
(10.8)		Supplemental Retirement Plan dated April 1, 1995, as amended by Amendment No. 1 dated September 14, 1995 and Amendment No. 2 dated May 6, 1997 (filed herewith).
(10	.8.1)	Amendment No. 3 effective April 1, 1999 to the Supplemental Retirement Plan of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*

Exhibit
No.		Description

(10	.8.2)	Amendment No. 4 effective January 1, 2004 to the Supplemental Retirement Plan of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*
(10.9)		Trinity Industries, Inc. Deferred Plan for Director Fees, as amended (filed herewith).*
(10.10)		Deferred Compensation Trust of Trinity Industries, Inc. and Certain Affiliates effective January 1, 2002 (filed herewith).*
(10.11)		Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 333-77735 filed May 4, 1999).*
(10	.11.1)	Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.12.1 to our Form 10-K filed March 20, 2002).*
(10	.11.2)	Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to 10.12.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).*
(10.12)		Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 Registration Statement filed by Trinity Industries, Inc. on May 11, 2004).*
(10.13)		Supplemental Retirement and Director Retirement Trust of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*
(10.14)		Form of Deferred Compensation Plan and Agreement as amended and restated entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries (incorporated by reference to Exhibit 10.13 to our Form 10-K filed March 20, 2002).*
(10.15)		Trinity Industries, Inc. Short-Term Management Incentive Plan (incorporated by reference to Exhibit A to our proxy statement dated June 19, 2000).*
(10.16)		Equipment Lease Agreement (TRL 1 2001-1A) dated as of May 17, 2001 between TRLI-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.16 to our Form 10-K for the fiscal year ended March 31, 2001).
(10	.16.1)	Participation Agreement (TRL 1 2001-1A) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.1 to our Form 10-K filed March 20, 2002).
(10	.16.2)	Equipment Lease Agreement (TRL 1 2001-1B) dated as of July 12, 2001 between TRL 1 2001-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.16.2 to our Form 10-K filed March 20, 2002).
(10	.16.3)	Participation Agreement (TRL 1 2001-1B) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.3 to our Form 10-K filed March 20, 2002).
(10	.16.4)	Equipment Lease Agreement (TRL 1 2001-1C) dated as of December 28, 2001 between TRL 1 2001-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing 1 L.P., lessee (incorporated by reference to Exhibit 10.16.4 to our Form 10-K filed March 20, 2002).
(10	.16.5)	Participation Agreement (TRL 1 2001-1C) dated as of December 28, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.5 to our Form 10-K filed March 20, 2002).

Exhibit
No.		Description

(10.17)		Equipment Lease Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10	.17.1)	Participation Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10	.17.2)	Equipment Lease Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10	.17.3)	Participation Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10	.17.4)	Equipment Lease Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10	.17.5)	Participation Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.5 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.18)		Amended and Restated Credit Agreement dated as of March 10, 2004 among Trinity Industries, Inc, as Borrower, JPMorgan Chase Bank, individually as a Lender and Issuing Bank and as Administrative Agent, and Dresdner Bank AG, New York and Grand Cayman Branches and The Royal Bank of Scotland plc., each individually as a Lender and collectively as Syndication Agents, and certain other Lenders party thereto from time to time (filed herewith).
(10.19)		Warehouse Loan Agreement dated as of June 27, 2002 among Trinity Industries Leasing Company, Trinity Rail Leasing Trust II, the Borrower, Credit Suisse First Boston, New York Branch, as Agent, and the Lenders party thereto from time to time (incorporated by reference to Exhibit 10.2 to our Form 10-Q filed August 12, 2002).
(10	.19.1)	Amendment No. 1 to the Warehouse Loan Agreement dated as of June 27, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.1 of our Form 10-Q filed November 6, 2003).
(10	.19.2)	Amendment No. 2 to the Warehouse Loan Agreement dated as of July 29, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.2 of our Form 10-Q filed November 6, 2003).
(10	.19.3)	Amendment No. 3 to the Warehouse Loan Agreement dated as of August 29, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.3 of our Form 10-Q filed November 6, 2003).

Exhibit
No.	Description

(10.20)	Agreement and Plan of Merger dated as of August 13, 2001 by and among Trinity Industries, Inc., TCMC Acquisition Corp., Thrall Car Manufacturing Company and Thrall Car Management Company, Inc. together with the form of Stockholder’s Agreement and Registration Rights Agreement attached thereto as exhibits (incorporated by reference to Exhibit 2.1 to our Form 8-K filed August 16, 2001).
(10.21)	Non-qualified Stock Option Agreement dated October 26, 2001 between Michael E. Flannery and the Company (incorporated by reference to Exhibit 10.20 to our Form 10-K for the fiscal year 2002).*
(12.1)	Statement of Computation of Ratio of Earnings to Fixed Charges (filed herewith).
(21)	Listing of subsidiaries of Trinity Industries, Inc. (filed herewith).
(23.1)	Consent of Ernst & Young LLP (filed herewith).
(23.2)	Consent of Haynes and Boone, LLP (included in its legal opinion filed as Exhibit 5.1).
(24.1)	Power of Attorney of the Officers and Directors of Trinity Industries, Inc. and the co-registrants (included on the signature pages of this Registration Statement).
(25.1)	Statement of Eligibility Under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, National Association, as Trustee (filed herewith).
(99.1)	Form of Letter of Transmittal (filed herewith).
(99.2)	Form of Notice of Guaranteed Delivery (filed herewith).
(99.3)	Form of Letter to Clients (filed herewith).
(99.4)	Form of Instructions from Beneficial Owner to Registered Holders and Depository Trust Company Participants (filed herewith).
(99.5)	Form of Letter from Trinity Industries, Inc. to Registered Holders and Depository Trust Company Participants (filed herewith).
(99.6)	Form of Exchange Agent Agreement (filed herewith).

* Management contracts and compensatory plan arrangements.

Item 22.     Undertakings

(a) The undersigned co-registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent to more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned co-registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned co-registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned co-registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the undersigned has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 20th day of July, 2004.

TRINITY INDUSTRIES, INC.

By:	/s/ JOHN L. ADAMS

John L. Adams
Executive Vice President

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of Trinity Industries, Inc., a Delaware corporation, do hereby constitute and appoint Timothy R. Wallace, John L. Adams and Jim S. Ivy, and each of them, their true and lawful attorneys-in-fact and agents or attorney-in-fact and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules and regulations or requirements of the Securities and Exchange Commission in connection with this registration statement. Without limiting the generality of the foregoing power and authority, the powers granted include the full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this registration statement, to any and all amendments (including any post-effective amendments) and supplements thereto, and to any and all instruments or documents filed as part of or in connection with this registration statement, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof. The Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons and in the following capacities on the 20th day of July, 2004.

Signature	Title	Date

/s/ TIMOTHY R. WALLACE Timothy R. Wallace	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	July 20, 2004

/s/ JIM S. IVY Jim S. Ivy	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 20, 2004

Signature	Title	Date

/s/ CHARLES MICHEL Charles Michel	Vice President and Controller (Principal Accounting Officer)	July 20, 2004

/s/ DAVID W. BIEGLER David W. Biegler	Director	July 20, 2004

/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois	Director	July 20, 2004

/s/ RONALD J. GAFFORD Ronald J. Gafford	Director	July 20, 2004

/s/ BARRY J. GALT Barry J. Galt	Director	July 20, 2004

/s/ CLIFFORD J. GRUM Clifford J. Grum	Director	July 20, 2004

/s/ JESS T. HAY Jess T. Hay	Director	July 20, 2004

/s/ DIANA S. NATALICIO Diana S. Natalicio	Director	July 20, 2004

Pursuant to the requirements of the Securities Act of 1933, the undersigned co-registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 20th day of July, 2004.

TRANSIT MIX CONCRETE & MATERIALS COMPANY
TRINITY INDUSTRIES LEASING COMPANY
TRINITY MARINE PRODUCTS, INC.
TRINITY RAIL GROUP, LLC
THRALL TRINITY FREIGHT CAR, INC.
TRINITY TANK CAR, INC.
TRINITY RAIL COMPONENTS & REPAIR, INC.

By:	/s/ JOHN L. ADAMS

John L. Adams
Executive Vice President

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the undersigned co-registrants, do hereby constitute and appoint Timothy R. Wallace, John L. Adams and Jim S. Ivy, and each of them, their true and lawful attorneys-in-fact and agents or attorney-in-fact and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules and regulations or requirements of the Securities and Exchange Commission in connection with this registration statement. Without limiting the generality of the foregoing power and authority, the powers granted include the full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this registration statement, to any and all amendments (including any post-effective amendments) and supplements thereto, and to any and all instruments or documents filed as part of or in connection with this registration statement, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof. The Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons and in the following capacities on the 20th day of July, 2004.

Signature	Title	Date

/s/ TIMOTHY R. WALLACE Timothy R. Wallace	Chairman and Director (Principal Executive Officer), Transit Mix Concrete & Materials Company	July 20, 2004

Chairman and Director (Principal Executive Officer), Trinity Industries Leasing Company

Chairman and Director (Principal Executive Officer), Trinity Marine Products, Inc.

Chairman and Manager (Principal Executive Officer), Trinity Rail Group, LLC

Chairman and Director (Principal Executive Officer), Thrall Trinity Freight Car, Inc.

Chairman and Director (Principal Executive Officer), Trinity Tank Car, Inc.

Chairman and Director (Principal Executive Officer), Trinity Rail Components & Repair, Inc

Signature	Title	Date

/s/ JIM S. IVY Jim S. Ivy	Vice President and Director (Principal Financial Officer and Principal Accounting Officer), Transit Mix Concrete & Materials Company

Vice President and Director (Principal Financial Officer and Principal Accounting Officer), Trinity Industries Leasing Company

Vice President and Director (Principal Financial Officer and Principal Accounting Officer), Trinity Marine Products, Inc.

Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Trinity Rail Group, LLC

Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Thrall Trinity Freight Car, Inc.

Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Trinity Tank Car, Inc.

	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Trinity Rail Components & Repair, Inc.	July 20, 2004

/s/ JOHN L. ADAMS John L. Adams	Manager, Trinity Rail Group, LLC Director, Thrall Trinity Freight Car, Inc. Director, Trinity Tank Car, Inc. Director, Trinity Rail Components & Repair, Inc.	July 20, 2004

Signature	Title	Date

/s/ MICHAEL E. FLANNERY Michael E. Flannery	Manager, Trinity Rail Group, LLC Director, Thrall Trinity Freight Car, Inc. Director, Trinity Tank Car, Inc. Director, Trinity Rail Components & Repair, Inc.	July 20, 2004

/s/ MICHAEL G. FORTADO Michael G. Fortado	Director, Transit Mix Concrete & Materials Company Director, Trinity Industries Leasing Company Director, Trinity Marine Products, Inc.	July 20, 2004

Exhibit index

Exhibit
No.	Description

(1.1)	Purchase Agreement dated as of March 5, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (filed herewith).
(1.2)	Amendment No. 1 to Purchase Agreement dated as of March 9, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers, amending the Purchase Agreement dated as of March 5, 2004 (filed herewith).
(3.1)	Certificate of Incorporation of Trinity Industries, Inc., as amended (incorporated by reference to Form 10-K filed March 20, 2002).
(3.2)	By-Laws of Trinity Industries, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K filed March 20, 2002).
(3.3)	Certificate of Incorporation of Transit Mix Concrete & Materials Company, as amended (filed herewith).
(3.4)	By-Laws of Transit Mix Concrete & Materials Company (filed herewith).
(3.5)	Certificate of Incorporation of Trinity Industries Leasing Company (filed herewith).
(3.6)	By-Laws of Trinity Industries Leasing Company (filed herewith).
(3.7)	Certificate of Incorporation of Trinity Marine Products, Inc., as amended (filed herewith).
(3.8)	By-Laws of Trinity Marine Products, Inc. (filed herewith).
(3.9)	Certificate of Formation of Trinity Rail Group, LLC (filed herewith).
(3.10)	Limited Liability Company Agreement of Trinity Rail Group, LLC (filed herewith).
(3.11)	Certificate of Incorporation of Thrall Trinity Freight Car, Inc. (filed herewith).
(3.12)	By-Laws of Thrall Trinity Freight Car, Inc. (filed herewith).
(3.13)	Certificate of Incorporation of Trinity Tank Car, Inc. (filed herewith).
(3.14)	By-Laws of Trinity Tank Car, Inc. (filed herewith).
(3.15)	Certificate of Incorporation of Trinity Rail Components & Repair, Inc. (filed herewith).
(3.16)	By-Laws of Trinity Rail Components & Repair, Inc. (filed herewith).
(4.1)	Specimen Common Stock Certificate of Trinity Industries, Inc. (filed herewith).
(4.2)	Rights Agreement dated March 11, 1999 (incorporated by reference to our Form 8-A filed April 2, 1999).
(4.2.1)	Amendment No. 1 to the Rights Agreement dated as of August 12, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2 to our Form 8-A/ A filed August 22, 2001).
(4.2.2)	Amendment No. 2 to the Rights Agreement dated as of October 26, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated August 13, 2001 (incorporated by reference to Exhibit 4 to our Form 8-A/ A filed October 31, 2001).
(4.3)	Registration Rights Agreement dated as of October 26, 2001 by and between Trinity Industries, Inc. and Thrall Car Management, Inc. (filed as an exhibit to Exhibit 10.21 below).

Exhibit
No.	Description

(4.4)	Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to our Form 8-K filed February 19, 2002).
(4.4.1)	[A] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Form 8-K filed February 19, 2002).
(4.4.2)	[B] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to our Form 8-K filed February 19, 2002).
(4.4.3)	[C] Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to our Form 8-K filed February 19, 2002).
(4.5)	Registration Rights Agreement dated as of March 10, 2004 by and among Trinity Industries, Inc., certain subsidiary guarantors party thereto and J.P. Morgan Securities Inc., as Representative of the Initial Purchasers (filed herewith).
(4.6)	Indenture dated as of March 10, 2004 by and between Trinity Industries, Inc., certain subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (filed herewith).
(4.7)	Form of 6 1/2% Senior Note due 2014 of Trinity Industries, Inc. (filed herewith).
(5.1)	Opinion of Haynes and Boone, LLP (filed herewith).
(10.1.1)	Form of Amended and Restated Executive Severance Agreement, dated November 7, 2000, entered into between Trinity Industries, Inc. and Chief Executive Officer, each of the four most highly paid executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, one other executive officer, and three executive officers of subsidiaries of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10.1.2)	Form of Amended and Restated Executive Severance Agreement dated November 7, 2000, entered into between Trinity Industries, Inc. and six executive officers and certain other subsidiary and divisional officers of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10.2)	Trinity Industries, Inc. Directors’ Retirement Plan, as amended September 10, 1998 (filed herewith).*
(10.3)	1989 Stock Option Plan with Stock Appreciation Rights (incorporated by reference to Registration Statement No. 33-35514 filed June 20, 1990).*
(10.4)	1993 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 33-73026 filed December 15, 1993).*
(10.5)	Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.1 to our Form S-8 filed November 16, 1999).*

Exhibit
No.	Description

(10.5.1)	Amendment No. 1 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.2 to our Form S-8 filed April 26, 2004).*
(10.5.2)	Amendment No. 2 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.3 to our Form S-8 filed April 26, 2004).*
(10.5.3)	Amendment No. 3 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.4 to our Form S-8 filed April 26, 2004).*
(10.5.4)	Amendment No. 4 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.5 to our Form S-8 filed April 26, 2004).*
(10.5.5)	Amendment No. 5 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.6 to our Form S-8 filed April 26, 2004).*
(10.5.6)	Amendment No. 6 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.7 to our Form S-8 filed April 26, 2004).*
(10.5.7)	Amendment No. 7 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.8 to our Form S-8 filed April 26, 2004).*
(10.5.8)	Amendment No. 8 to Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective April 1, 1999 (incorporated by reference to Exhibit 99.9 to our Form S-8 filed April 26, 2004).*
(10.6)	Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.2 to our Form S-8 filed November 16, 1999).*
(10.6.1)	Correcting Amendment to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.11 to our Form S-8 filed April 26, 2004).*
(10.6.2)	Amendment No. 1 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.12 to our Form S-8 filed April 26, 2004).*
(10.6.3)	Amendment No. 2 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.13 to our Form S-8 filed April 26, 2004).*
(10.6.4)	Amendment No. 3 to Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 99.14 to our Form S-8 filed April 26, 2004).*
(10.7)	Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated March 31, 1999 (filed herewith).*
(10.7.1)	Amendment No. 1 to the Trinity Industries, Inc. Supplemental Profit Sharing and Deferred Director Fee Trust dated December 27, 2000 (filed herewith).*
(10.8)	Supplemental Retirement Plan dated April 1, 1995, as amended by Amendment No. 1 dated September 14, 1995 and Amendment No. 2 dated May 6, 1997 (filed herewith).*

Exhibit
No.	Description

(10.8.1)	Amendment No. 3 effective April 1, 1999 to the Supplemental Retirement Plan of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*
(10.8.2)	Amendment No. 4 effective January 1, 2004 to the Supplemental Retirement Plan of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*
(10.9)	Trinity Industries, Inc. Deferred Plan for Director Fees, as amended (filed herewith).*
(10.10)	Deferred Compensation Trust of Trinity Industries, Inc. and Certain Affiliates effective January 1, 2002 (filed herewith).*
(10.11)	Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 333-77735 filed May 4, 1999).*
(10.11.1)	Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.12.1 to our Form 10-K filed March 20, 2002).*
(10.11.2)	Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to 10.12.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).*
(10.12)	Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 Registration Statement filed by Trinity Industries, Inc. on May 11, 2004).*
(10.13)	Supplemental Retirement and Director Retirement Trust of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).*
(10.14)	Form of Deferred Compensation Plan and Agreement as amended and restated entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries (incorporated by reference to Exhibit 10.13 to our Form 10-K filed March 20, 2002).*
(10.15)	Trinity Industries, Inc. Short-Term Management Incentive Plan (incorporated by reference to Exhibit A to our proxy statement dated June 19, 2000).*
(10.16)	Equipment Lease Agreement (TRL 1 2001-1A) dated as of May 17, 2001 between TRLI-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.16 to our Form 10-K for the fiscal year ended March 31, 2001).
(10.16.1)	Participation Agreement (TRL 1 2001-1A) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.1 to our Form 10-K filed March 20, 2002).
(10.16.2)	Equipment Lease Agreement (TRL 1 2001-1B) dated as of July 12, 2001 between TRL 1 2001-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.16.2 to our Form 10-K filed March 20, 2002).
(10.16.3)	Participation Agreement (TRL 1 2001-1B) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.3 to our Form 10-K filed March 20, 2002).
(10.16.4)	Equipment Lease Agreement (TRL 1 2001-1C) dated as of December 28, 2001 between TRL 1 2001-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing 1 L.P., lessee (incorporated by reference to Exhibit 10.16.4 to our Form 10-K filed March 20, 2002).

Exhibit
No.	Description

(10.16.5)	Participation Agreement (TRL 1 2001-1C) dated as of December 28, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.5 to our Form 10-K filed March 20, 2002).
(10.17)	Equipment Lease Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.17.1)	Participation Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.17.2)	Equipment Lease Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.17.3)	Participation Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.17.4)	Equipment Lease Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.17.5)	Participation Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.10.5 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004).
(10.18)	Amended and Restated Credit Agreement dated as of March 10, 2004 among Trinity Industries, Inc, as Borrower, JPMorgan Chase Bank, individually as a Lender and Issuing Bank and as Administrative Agent, and Dresdner Bank AG, New York and Grand Cayman Branches and The Royal Bank of Scotland plc., each individually as a Lender and collectively as Syndication Agents, and certain other Lenders party thereto from time to time (filed herewith).
(10.19)	Warehouse Loan Agreement dated as of June 27, 2002 among Trinity Industries Leasing Company, Trinity Rail Leasing Trust II, the Borrower, Credit Suisse First Boston, New York Branch, as Agent, and the Lenders party thereto from time to time (incorporated by reference to Exhibit 10.2 to our Form 10-Q filed August 12, 2002).
(10.19.1)	Amendment No. 1 to the Warehouse Loan Agreement dated as of June 27, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.1 of our Form 10-Q filed November 6, 2003).
(10.19.2)	Amendment No. 2 to the Warehouse Loan Agreement dated as of July 29, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.2 of our Form 10-Q filed November 6, 2003).
(10.19.3)	Amendment No. 3 to the Warehouse Loan Agreement dated as of August 29, 2003, amending the Warehouse Loan Agreement dated June 27, 2002 (incorporated by reference to Exhibit 10.18.3 of our Form 10-Q filed November 6, 2003).

Exhibit
No.	Description

(10.20)	Agreement and Plan of Merger dated as of August 13, 2001 by and among Trinity Industries, Inc., TCMC Acquisition Corp., Thrall Car Manufacturing Company and Thrall Car Management Company, Inc. together with the form of Stockholder’s Agreement and Registration Rights Agreement attached thereto as exhibits (incorporated by reference to Exhibit 2.1 to our Form 8-K filed August 16, 2001).
(10.21)	Non-qualified Stock Option Agreement dated October 26, 2001 between Michael E. Flannery and the Company (incorporated by reference to Exhibit 10.20 to our Form 10-K for the fiscal year 2002).*
(12.1)	Statement of Computation of Ratio of Earnings to Fixed Charges (filed herewith).
(21)	Listing of subsidiaries of Trinity Industries, Inc. (filed herewith).
(23.1)	Consent of Ernst & Young LLP (filed herewith).
(23.2)	Consent of Haynes and Boone, LLP (included in its legal opinion filed as Exhibit 5.1).
(24.1)	Power of Attorney of the Officers and Directors of Trinity Industries, Inc. and the co-registrants (included on the signature pages of this Registration Statement).
(25.1)	Statement of Eligibility Under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, National Association, as Trustee (filed herewith).
(99.1)	Form of Letter of Transmittal (filed herewith).
(99.2)	Form of Notice of Guaranteed Delivery (filed herewith).
(99.3)	Form of Letter to Clients (filed herewith).
(99.4)	Form of Instructions from Beneficial Owner to Registered Holders and Depository Trust Company Participants (filed herewith).
(99.5)	Form of Letter from Trinity Industries, Inc. to Registered Holders and Depository Trust Company Participants (filed herewith).
(99.6)	Form of Exchange Agent Agreement (filed herewith).

* Management contracts and compensatory plan arrangements.